As filed with the Securities and Exchange Commission on July 8, 2013

Registration No. 333-189305

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CONATUS PHARMACEUTICALS INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-3183915
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4365 Executive Dr., Suite 200

San Diego, CA 92121

(858) 558-8130

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven J. Mento, Ph.D.

President and Chief Executive Officer

Conatus Pharmaceuticals Inc.

4365 Executive Dr., Suite 200

San Diego, CA 92121

(858) 558-8130

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott N. Wolfe, Esq. Cheston J. Larson, Esq. Matthew T. Bush, Esq. Latham & Watkins LLP 12636 High Bluff Dr., Suite 400 San Diego, CA 92130 (858) 523-5400	Thomas S. Levato, Esq. Maggie L. Wong, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)(3)
Common Stock, $0.0001 par value per share	$69,000,000	$9,412

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JULY 8, 2013

PRELIMINARY PROSPECTUS

5,000,000 Shares

Common Stock

$             per share

This is the initial public offering of Conatus Pharmaceuticals Inc. We are offering 5,000,000 shares of our common stock. Prior to this offering, there has been no public market for our common stock. We estimate that the initial public offering price will be between $10.00 and $12.00 per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “CNAT.”

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	In addition to underwriting discounts and commissions payable by us, we have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

We have granted the underwriters a 30-day option to purchase a total of up to 750,000 additional shares of common stock on the same terms and conditions set forth above.

Certain of our current stockholders have indicated an interest in purchasing an aggregate of approximately $10.0 million of shares of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering.

The underwriters expect to deliver shares of common stock to purchasers on             , 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Stifel	Piper Jaffray

JMP Securities

SunTrust Robinson Humphrey

The date of this prospectus is             , 2013.

Until             , 2013 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

We use our registered trademark, CONATUS PHARMACEUTICALS, in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the section in this prospectus entitled “Risk Factors” beginning on page 8 and our financial statements and the related notes thereto appearing at the end of this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “our company” and “Conatus” refer to Conatus Pharmaceuticals Inc.

Overview

Our Company

We are a biotechnology company focused on the development and commercialization of novel medicines to treat liver disease. We are developing our lead compound, emricasan, for the treatment of patients in orphan populations with chronic liver disease and acute exacerbations of chronic liver disease. To date, emricasan has been studied in over 500 subjects in ten clinical trials. In a randomized Phase 2b clinical trial in patients with liver disease, emricasan demonstrated a statistically significant, consistent, rapid and sustained reduction in elevated levels of two key biomarkers of inflammation and cell death, alanine aminotransferase, or ALT, and cleaved Cytokeratin 18, or cCK18, respectively, both of which are implicated in the severity and progression of liver disease. Our initial development strategy targets indications for emricasan with high unmet clinical need in orphan patient populations, such as patients with acute-on-chronic liver failure, or ACLF, chronic liver failure, or CLF, and patients who have developed liver fibrosis post-orthotopic liver transplant due to Hepatitis C virus infection, or HCV-POLT. We expect to initiate a Phase 2b ACLF trial and a Phase 3 HCV-POLT trial (currently designated a Phase 3 registration study in the European Union and a Phase 2b study in the United States) in the second half of 2013 and a Phase 2b CLF trial in the second half of 2014.

Emricasan is a first-in-class, orally active caspase protease inhibitor designed to reduce the activity of enzymes that mediate inflammation and cell death, or apoptosis. We believe that by reducing the activity of these enzymes, emricasan has the potential to interrupt the progression of liver disease. We have observed compelling preclinical and clinical trial results that suggest emricasan may have clinical utility in slowing progression of liver diseases regardless of the original cause of the disease. In particular, we have completed two placebo-controlled Phase 2 trials in patients with liver disease showing statistically significant reductions in ALT levels that occur rapidly, within as little as one day after initiation of therapy, and are maintained throughout the treatment period. In our 204-patient Phase 2b trial, we also measured cCK18, an important biomarker of apoptosis and disease severity. Statistically significant reductions in cCK18 were demonstrated in this trial as early as three hours post-dosing and were maintained for the duration of dosing. Emricasan has been generally well-tolerated in all of the clinical studies.

Overview of Liver Disease

Liver disease can result from injury to the liver caused by a variety of insults, including Hepatitis C virus, or HCV, Hepatitis B virus, obesity, chronic excessive alcohol use or autoimmune diseases. Regardless of the underlying cause of the disease, there are important similarities in the disease progression including increased inflammatory activity and excessive liver cell apoptosis, which if unresolved leads to fibrosis. Fibrosis, if allowed to progress, will lead to cirrhosis, or excessive scarring of the liver, which may result in reduced liver function. Some patients with liver cirrhosis have a partially functioning liver and may appear asymptomatic for long periods of time, which is referred to as compensated liver disease. When the liver is unable to perform its normal functions this is referred to as decompensated liver disease. ACLF occurs in patients who have compensated or decompensated cirrhosis but are in relatively stable condition until an acute event sets off a rapid worsening of liver function. Patients with CLF suffer from continual disease progression which may eventually lead them to require orthotopic liver transplantation. Patients with HCV who receive orthotopic liver transplants, in which the diseased liver is replaced by a donor liver, will have their HCV infections recur. Many of these HCV-POLT patients will experience accelerated development of fibrosis and progression to cirrhosis of the transplanted liver due to the recurrence of HCV.

The National Institutes of Health estimates that 5.5 million Americans have chronic liver disease or cirrhosis, and liver disease is the twelfth leading cause of death in the United States. According to the European Association for the Study of the Liver, 29 million Europeans have chronic liver disease and liver disease represents approximately two percent of deaths annually. In the United States, more than 5,000 liver transplants are performed in adults and more than 500 in children annually, with approximately 17,000 subjects still awaiting transplant. We are planning to study the effectiveness of emricasan in defined subsets of patients with liver disease. ACLF, CLF and HCV-POLT are potential orphan indications in both the United States and European Union, or EU. We estimate that the target populations for emricasan in these indications in the United States and the EU are approximately 150,000 ACLF patients, 10,000 CLF patients and 50,000 HCV-POLT patients.

Clinical Development Plans

We have designed a comprehensive clinical program to demonstrate the therapeutic benefit of emricasan across the spectrum of fibrotic liver disease. We plan to study emricasan in patients with rapidly progressing fibrosis (HCV-POLT) as well as in patients with established liver cirrhosis and decompensated disease (ACLF and CLF).

(1)	This trial is currently designated a Phase 3 registration study in the EU and a Phase 2b study in the United States.

ACLF

We plan to initiate a 60-patient Phase 2b dose ranging clinical trial in ACLF patients in the United Kingdom in the second half of 2013. The primary objective in this 28-day dosing study will be to evaluate the pharmacokinetics and pharmacodynamics together with the safety of emricasan in this patient population. We also plan to measure time to clinical worsening, or TTCW, which is defined as the first occurrence of liver transplant, progression to next organ failure or death. We anticipate TTCW will be the primary efficacy endpoint for our planned Phase 3 studies in ACLF and our planned Phase 2b study in CLF. Changes in ALT, aspartate aminotransferase, or AST, cCK18 and the components of the Model for End-Stage Liver Disease, or MELD score (a scoring system for assessing the severity of chronic liver disease), will also be measured in the study. We anticipate results from the trial will be available during the first half of 2014 and we expect the data from this trial will be used in support of our planned end of Phase 2b meetings with both U.S. and EU regulatory authorities to finalize the protocol for our planned Phase 3 trial in ACLF. We expect emricasan to be dosed up to six months in the Phase 3 trial.

CLF

We plan to initiate an approximately 100-patient Phase 2b study in patients with CLF in the second half of 2014 after completion of the ACLF Phase 2b trial. It is expected that emricasan will be dosed for one to three months and the endpoints in this study will include TTCW as well as changes in ALT, AST and cCK18 levels. The data from the ACLF dose ranging study is expected to serve as the basis for dose selection in this study.

HCV-POLT

We are planning a 260-patient, randomized, double-blind, placebo-controlled trial in the HCV-POLT population that we expect may serve as a single Phase 3 registration study to support a marketing authorization application filing in the EU. This study is designed to demonstrate emricasan’s ability to stabilize or slow the progression of liver fibrosis. If emricasan demonstrates the ability to halt the progression of fibrosis, we believe this could serve as a basis to study emricasan in additional indications in liver disease in the future. In addition, the safety data from this study will be part of the overall safety database required for approval of emricasan in other indications. The study will be a two-year dosing study with a three-year follow up. The primary endpoint will be liver histology, specifically the presence or absence of disease progression as measured by the standard Ishak Fibrosis Score, which stages the severity of fibrosis and/or cirrhosis on a 0-6 scale. Changes in ALT, AST and cCK18 will also be measured in this study. This study is currently designated as Phase 3 in the EU and Phase 2b in the United States. We expect to initiate this trial in the second half of 2013.

Subject to the results of our planned clinical trials and any regulatory-approved product labeling, we currently anticipate that emricasan, if approved, would be prescribed by physicians to be dosed for 28 days, but potentially as long as six months, in the ACLF patient population, one to three months in the CLF patient population and up to two years in the HCV-POLT patient population.

Our Team

Our management team is comprised of the former senior executives of Idun Pharmaceuticals Inc., or Idun, and our Chief Medical Officer was the clinical program leader for emricasan during its development at Pfizer Inc. At Idun, these senior executives discovered and led the development of emricasan, Idun’s lead asset, which was then known as IDN-6556, until the company was sold to Pfizer in July 2005 for approximately $298 million. We acquired the global rights to emricasan from Pfizer, where it was known as PF-3491390, in July 2010. At both Idun and Pfizer, emricasan was being developed for the treatment of liver fibrosis. As a result of our collective experience, we believe we can successfully develop emricasan for the treatment of acute-on-chronic and chronic liver diseases, including ACLF, CLF and HCV-POLT.

Our Strategy

Our strategy is to develop and commercialize medicines to treat liver disease and associated fibrotic indications in areas of high unmet medical need. The key elements of our strategy are to:

•	develop emricasan as a treatment for liver diseases in orphan patient populations;
•	pursue accelerated pathways for regulatory approval in the United States and EU;
•	build our own sales and marketing capabilities to commercialize emricasan for indications that target orphan patient populations in North America and Europe; and
•	evaluate strategic partnerships to maximize the commercial potential of emricasan.

Risks Related to Our Business

Our ability to implement our business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

•

Our business is dependent on the success of a single drug candidate, emricasan, which will require significant additional clinical testing before we can seek regulatory approval and potentially launch commercial sales.

•

Emricasan was the subject of a clinical hold imposed by the U.S. Food and Drug Administration, or FDA, while under development by Pfizer due to a preclinical observation. Although the clinical hold has been lifted, any adverse side effects or other safety risks associated with emricasan could delay or preclude approval of the drug candidate, cause us to suspend or discontinue our clinical trials or limit the commercial profile of emricasan.

•	Clinical drug development involves uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results.
•

The FDA regulatory approval process is lengthy and time-consuming, and if we experience significant delays in the clinical development and regulatory approval of emricasan, or we are unable to obtain regulatory approval of emricasan, our business will be substantially harmed.

•

We rely on third parties to conduct our clinical trials and to manufacture and supply emricasan. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize emricasan and our business could be substantially harmed.

•

We have a limited operating history, have incurred significant operating losses since our inception, including an accumulated deficit of $61.1 million as of March 31, 2013, and anticipate that we will continue to incur losses for the foreseeable future.

•	We have not generated any revenues to date from product sales, and we may never achieve or sustain profitability.
•	If we fail to obtain additional financing, we may be unable to complete the development and commercialization of emricasan.
•	If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

Corporate Information

We were incorporated under the laws of the state of Delaware in 2005. Our principal executive offices are located at 4365 Executive Dr., Suite 200, San Diego, California 92121, and our telephone number is (858) 558-8130. Our website address is www.conatuspharma.com. The information contained in, or accessible through, our website does not constitute part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;
•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, which such fifth anniversary will occur in 2018. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

THE OFFERING

Common stock offered by us	5,000,000 shares (or 5,750,000 shares if the underwriters exercise their option to purchase additional shares in full)

Common stock to be outstanding after this offering	14,575,485 shares (or 15,325,485 shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds

We intend to use the net proceeds of this offering to fund the clinical development of emricasan and for working capital and general corporate purposes. See “Use of Proceeds” on page 38 for a description of the intended use of proceeds from this offering.

Offering price	$ per share

Risk factors	See “Risk Factors” beginning on page 9 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	CNAT

The number of shares of our common stock to be outstanding after this offering set forth above includes:

•

9,202,862 shares of common stock outstanding as of March 31, 2013, after giving effect to the conversion of 15,576,789 shares of our convertible preferred stock into 1,557,678 shares of common stock in May 2013 (and the subsequent reverse split of such shares into 188,808 shares of common stock) and the automatic conversion of all remaining outstanding shares of our convertible preferred stock into 7,676,914 shares of common stock immediately prior to the closing of this offering;

•

the issuance of 280,675 shares of common stock as a result of the expected net exercise of outstanding warrants, or the 2010 Warrants, in connection with the completion of this offering, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus), which 2010 Warrants will terminate if unexercised prior to the completion of this offering; and

•

the issuance of 91,948 shares of our common stock in connection with the completion of this offering as a result of the automatic conversion of the $1.0 million in aggregate principal amount of convertible promissory notes we issued in May 2013, or the 2013 Notes (including accrued interest thereon), assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering).

The number of shares of our common stock to be outstanding after this offering set forth above excludes:

•	593,803 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2013, at a weighted average exercise price of $0.99 per share;
•

1,008,424 shares of our common stock reserved for future issuance under our 2013 incentive award plan, or the 2013 plan, which will become effective on the business day prior to the public trading date of our common stock (including 8,424 shares of common stock reserved for future grant or issuance under our 2006 equity incentive plan, which shares will be added to the shares reserved under the 2013 plan upon its effectiveness);

•

150,000 shares of common stock reserved for future issuance under our 2013 employee stock purchase plan, or ESPP, which will become effective on the business day prior to the public trading date of our common stock;

•	149,704 shares of common stock issuable upon exercise of warrants we issued after March 31, 2013, at a weighted average exercise price of $7.43 per share; and
•

shares of our common stock issuable upon the optional conversion of a promissory note in the principal amount of $1.0 million (including accrued interest thereon) that we issued to Pfizer Inc. in July 2010, at a price per share equal to the fair market value of our common stock on the date of conversion.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the closing of this offering;
•

the conversion of 15,576,789 shares of our convertible preferred stock into 1,557,678 shares of common stock in May 2013 (and the subsequent reverse split of such shares into 188,808 shares of common stock) and the automatic conversion of all remaining outstanding shares of our convertible preferred stock into 7,676,914 shares of our common stock immediately prior to the closing of the offering, which conversion was approved by the holders of our preferred stock under the terms of our restated certificate of incorporation in July 2013, and the resultant reclassification of our convertible preferred stock warrant liability to stockholders’ equity (deficit) in connection with such conversion;

•

the adjustment of outstanding warrants to purchase shares of our Series B convertible preferred stock into warrants to purchase 149,704 shares of common stock in connection with the completion of this offering;

•	a 1-for-8.25 reverse stock split of our common stock effected on July 5, 2013;
•	no exercise of the outstanding options or warrants described above, other than the 2010 Warrants; and
•	no exercise by the underwriters of their option to purchase additional shares of our common stock.

Entities affiliated with Aberdare Ventures, Advent Private Equity, Coöperative Gilde Healthcare II U.A., MPM Capital, Roche Finance Ltd, AgeChem Venture Fund L.P., Hale BioPharma Ventures LLC and our chief executive officer, each of which is a current stockholder, have indicated an interest in purchasing an aggregate of approximately $10.0 million of shares of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these entities, or any of these entities may determine to purchase more, less or no shares in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth a summary of our consolidated historical financial data as of, and for the periods ended on, the dates indicated. We have derived the consolidated statements of operations data for the years ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2013 and 2012 and for the period from July 13, 2005 (inception) to March 31, 2013 and the balance sheet data as of March 31, 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of the management, the unaudited data reflects all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of results as of and for these periods. You should read this data together with our audited consolidated financial statements and related notes included elsewhere in this prospectus and the sections in this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of our future results.

	Year Ended December 31,		Three Months Ended March 31,		Period from July 13, 2005 (Inception) to March 31, 2013
	2011	2012	2012	2013
			(unaudited)
Consolidated Statement of Operations Data:
Operating expenses
Research and development	$9,486,619	$5,528,106	$1,161,630	$967,778	$41,792,926
General and administrative	2,874,507	3,086,479	750,160	748,796	18,865,388

Total operating expenses	12,361,126	8,614,585	1,911,790	1,716,574	60,658,314
Other income (expense)
Interest income	28,274	25,547	8,330	132	1,358,882
Interest expense	(113,836)	(70,000)	(17,500)	(17,500)	(792,329)
Other income (expense)	(4,439)	1,358	9,254	(15,677)	225,722
Other financing income (expense)	454,547	(91,559)	9,100	(547,164)	(1,238,253)

Total other income (expense)	364,546	(134,654)	9,184	(580,209)	(445,978)

Net loss	$(11,996,580)	$(8,749,239)	$(1,902,606)	$(2,296,783)	$(61,104,292)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(11.86)	$(8.60)	$(1.88)	$(2.17)

Weighted average shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted(1)	1,011,649	1,016,951	1,012,117	1,060,533

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(0.94)		$(0.19)

Weighted average shares outstanding used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		9,255,296		9,298,878

(1)

See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of March 31, 2013
	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)(2)
		(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$5,095,486	7,059,134	55,809,134
Working capital	4,438,000	6,401,648	55,151,648
Total assets	5,246,020	7,209,668	55,959,668
Convertible preferred stock warrant liability	707,509	—	—
Note payable	1,000,000	1,000,000	1,000,000
Long-term debt	—	842,418	842,418
Convertible preferred stock	63,908,372	—	—
Total stockholders’ (deficit) equity	(61,110,679)	4,626,321	53,376,321

(1)	Gives effect to:

•

the issuance of $1.0 million in aggregate principal amount of 2013 Notes in May 2013 and the automatic conversion of the 2013 Notes (including accrued interest thereon) into 91,948 shares of our common stock in connection with the completion of this offering, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering);

•

the conversion of 15,576,789 shares of our convertible preferred stock into 1,557,678 shares of common stock in May 2013 (and the subsequent reverse split of such shares into 188,808 shares of common stock) and the automatic conversion of all of our remaining outstanding shares of convertible preferred stock as of March 31, 2013 into an aggregate of 7,676,914 shares of common stock, which conversion was approved by the holders of our preferred stock under the terms of our restated certificate of incorporation in July 2013, and the resultant reclassification of our convertible preferred stock warrant liability to stockholders’ equity (deficit) in connection with such conversion;

•

the issuance of 280,675 shares of common stock as a result of the expected net exercise of the 2010 Warrants in connection with the completion of this offering, assuming an initial public offering price of $11.00 per share, the midpoint of the price range listed on the cover page of this prospectus, which 2010 Warrants will terminate if unexercised prior to the completion of this offering; and

•

our borrowing of $1.0 million under our credit facility entered into in July 2013, net of issuance costs and proceeds allocated to warrant liability and the re-classification of such liability to stockholders’ equity.

(2)

Gives further effect to the issuance and sale of 5,000,000 shares of common stock in this offering at the assumed initial public offering price of $11.00 per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity (deficit) by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity (deficit) by approximately $10.2 million. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business and Industry

Our business is dependent on the success of a single drug candidate, emricasan, which will require significant additional clinical testing before we can seek regulatory approval and potentially launch commercial sales.

Our future success depends on our ability to obtain regulatory approval for, and then successfully commercialize our only drug candidate, emricasan. We have not completed the development of any drug candidates, we currently generate no revenues from sales of any drugs, and we may never be able to develop a marketable drug. Emricasan will require additional clinical and non-clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenues from product sales. We are not permitted to market or promote emricasan before we receive regulatory approval from the U.S. Food and Drug Administration, or FDA, or comparable foreign regulatory authorities, and we may never receive such regulatory approvals. Our clinical development plan for emricasan includes a Phase 2b clinical trial in patients with acute-on-chronic liver failure, or ACLF, a Phase 2b clinical trial in patients with chronic liver failure, or CLF, and a Phase 3 clinical trial in patients who have developed liver fibrosis post-orthotopic liver transplant due to Hepatitis C virus infection, or HCV-POLT. While the HCV-POLT study is designated a Phase 3 registration study in the European Union, or the EU, and based on our discussions with regulatory authorities in the United Kingdom and Germany, we believe it will support the filing of a marketing authorization application, or MAA, in the EU upon completion, it is designated a Phase 2b study in the United States and we therefore sometimes refer to this trial as the Phase 2b/3 HCV-POLT trial. We plan to seek further discussions with the FDA to determine if the HCV-POLT trial may be used to support the filing of a new drug application, or NDA, in the United States. We cannot guarantee that regulatory authorities in the EU will agree that our Phase 3 HCV-POLT study will qualify as a single registration study in support of an MAA or that the FDA will recognize the results from the HCV-POLT trial in support of an NDA filing in the United States. We expect to initiate the Phase 2b ACLF trial and the Phase 2b/3 HCV-POLT trial in the second half of 2013 and the Phase 2b CLF trial in the second half of 2014. There is no guarantee that these trials will commence or be completed on time or at all, and the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials. Even if such regulatory authorities agree with the design and implementation of our clinical trials, we cannot guarantee you that such regulatory authorities will not change their requirements in the future. In addition, even if the trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit emricasan for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, approval of emricasan may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of emricasan.

We cannot anticipate when or if we will seek regulatory review of emricasan for any indication. We have not previously submitted an NDA to the FDA, or similar drug approval filings to comparable foreign authorities. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and effectiveness for each desired indication. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and may not be obtained. We have not received marketing approval for any drug candidate, and we cannot be certain that emricasan will be successful in clinical trials or receive regulatory approval for any indication. If we do not receive regulatory approvals for and successfully commercialize emricasan on a timely basis or at all, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market emricasan, our revenues will be dependent, in part, on our ability to commercialize emricasan as well as the size of the markets in the territories for which we gain regulatory approval and have commercial rights. If the markets for the treatment of ACLF, CLF or HCV-POLT are not as significant as we estimate, our business and prospects will be harmed.

Emricasan was the subject of a clinical hold imposed by the FDA while under development by Pfizer Inc. due to a preclinical observation. Although the clinical hold has been lifted, any adverse side effects or other safety risks associated with emricasan could delay or preclude approval of the drug candidate, cause us to suspend or discontinue our clinical trials or limit the commercial profile of emricasan.

When we acquired emricasan from Pfizer in 2010, emricasan was on clinical hold in the United States due to an observation of inflammatory infiltrates in mice that Pfizer saw in a preclinical study and reported to the FDA in 2007. Pfizer performed additional preclinical studies attempting to characterize the nature of the inflammatory infiltrates, but did not carry out a formal carcinogenicity study to evaluate whether or not the infiltrates progressed to cancer. These infiltrates observed in mice were not observed in any other species. In 2008, Pfizer stopped work on the program. After acquiring emricasan, we conducted a thorough internal review of these studies, commissioned several independent experts to review the data and, based on guidance from the FDA, conducted a 6-month carcinogenicity study in the Tg.rasH2 transgenic mouse model, which is known to be predisposed toward tumor development. This study was completed in 2012. There was no evidence of drug-related tumorgenicity in our carcinogenicity study, and after further discussions with the FDA, we were cleared in January 2013 to proceed with our planned HCV-POLT trial, formally lifting emricasan from clinical hold in the United States. Emricasan was never placed on clinical hold outside the United States. We cannot assure you that emricasan will not be placed on clinical hold in the future for similar or unrelated reasons.

In addition, undesirable side effects caused by emricasan could result in the delay, suspension or termination of our clinical trials by us, the FDA or other regulatory authorities or institutional review boards, or IRBs, for a number of reasons. To date, over 500 subjects have received emricasan in Phase 1 and Phase 2 clinical trials. The most commonly reported treatment-related adverse events in emricasan-treated subjects were upper abdominal pain, dizziness, headache, fatigue, nausea and diarrhea. Although most of the adverse events reported in relation to emricasan in these trials were mild to moderate, results of our anticipated future trials could reveal a high and unacceptable severity and prevalence of these or other side effects, including, potentially, more severe side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of emricasan for any or all targeted indications. In addition, the drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Even if regulatory authorities granted approval of emricasan, if adverse events caused regulatory authorities to impose a restrictive label or if physicians’ perceptions of emricasan’s safety caused them to limit their use of the drug, our ability to generate sufficient sales of emricasan could be limited. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

Clinical drug development involves uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. For example, in late 2011 we ceased clinical development of a product candidate, CTS-1027, for which we had incurred approximately $31.3 million in research and development expenses prior to such time. The results of preclinical studies and early clinical trials of emricasan may not be predictive of the results of later-stage clinical trials. Drug candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or safety profiles, notwithstanding promising results in earlier trials.

Emricasan has been the subject of six Phase 1 and four Phase 2 clinical trials. Although we believe emricasan has demonstrated evidence of a beneficial effect in patients with chronic liver disease independent of the cause of disease, we are now seeking to evaluate emricasan in targeted indications within liver disease, including certain indications for which the safety and efficacy of emricasan have not been previously evaluated. Specifically, we expect to initiate a Phase 2b ACLF trial and a Phase 2b/3 HCV-POLT trial in the second half of 2013 and a Phase 2b CLF trial in the second half of 2014. The development program for emricasan to date has focused primarily on the treatment of HCV patients and the evaluation of the drug candidate in liver disease generally. We cannot be certain that any of our planned clinical trials will be successful, and failure in one indication may have negative consequences for the development of emricasan for other indications. For example, any safety concerns observed in our ACLF trials could limit the prospects for regulatory approval for another indication such as HCV-POLT or CLF. Any such failure may harm our business, prospects and financial condition.

The FDA regulatory approval process is lengthy and time-consuming, and if we experience significant delays in the clinical development and regulatory approval of emricasan, our business will be substantially harmed.

We may experience delays in commencing and completing clinical trials of emricasan. We do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Although we are targeting the initiation of a Phase 2b ACLF trial and a Phase 2b/3 HCV-POLT trial in the second half of 2013 and a Phase 2b CLF trial in second half of 2014, these planned trials may be delayed for a variety of reasons, including delays related to:

•	the availability of financial resources for us to commence and complete our planned trials;
•

reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining IRB approval at each clinical trial site;
•	recruiting suitable patients to participate in a trial;
•	having patients complete a trial or return for post-treatment follow-up;
•	clinical trial sites deviating from trial protocol or dropping out of a trial;
•	adding new clinical trial sites; or
•	manufacturing sufficient quantities of our drug candidate for use in clinical trials.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. In addition, significant numbers of patients who enroll in our clinical trials may drop out during the trials as a result of being offered a liver transplant in the case of ACLF and CLF patients or curative therapy for HCV infection in the case of HCV-POLT patients, or otherwise. We believe we have appropriately accounted for such increased risk of dropout rates in our trials when determining expected clinical trial timelines, but we cannot assure you that our assumptions are correct, or that we will not experience higher numbers of dropouts than anticipated, which would result in the delay of completion of such trials beyond our expected timelines.

We could encounter delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of emricasan in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by us, the IRBs in the institutions in which such trials are being conducted, the Data Monitoring Committee for such trial, or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience termination of, or delays in the completion of, any clinical trial of emricasan, the commercial prospects for emricasan will be harmed, and our ability to generate product revenues will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly. Furthermore, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of emricasan.

If we are unable to obtain regulatory approval of emricasan, we will not be able to commercialize this drug candidate and our business will be adversely impacted.

We have not obtained regulatory approval for any drug candidate. If we fail to obtain regulatory approval to market emricasan, our only drug candidate, we will be unable to sell emricasan, which will significantly impair our ability to generate any revenues. To receive approval, we must, among other things, demonstrate with substantial evidence from clinical trials that the drug candidate is both safe and effective for each indication for which approval is sought, and failure can occur in any stage of development. Satisfaction of the approval requirements typically takes several years and the time and money needed to satisfy them may vary substantially, based on the type, complexity and novelty of the pharmaceutical product. We have not commenced any Phase 3 trials of emricasan to date, and we cannot predict if or when our planned clinical trials will generate the data necessary to support an NDA, and if or when we might receive regulatory approvals for emricasan.

Emricasan could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;
•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that emricasan is safe and effective for any of its proposed indications;
•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;
•	we may be unable to demonstrate that emricasan’s clinical and other benefits outweigh its safety risks;
•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
•

the data collected from clinical trials of emricasan may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of an NDA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

•

the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failure to obtain regulatory approval to market emricasan, which would significantly harm our business, prospects, financial condition and results of operations. In addition, even if we were to obtain approval, regulatory authorities may grant approval contingent on the performance of costly post-marketing clinical trials or the imposition of a risk evaluation and mitigation strategy, or REMS, requiring substantial additional post-approval safety measures. Moreover, any approvals that we obtain may not cover all of the clinical indications for which we are seeking approval, or could contain significant limitations in the form of narrow indications, warnings, precautions or contra-indications with respect to conditions of use. In such event, our ability to generate revenues would be greatly reduced and our business would be harmed.

Even if we obtain and maintain regulatory approval for emricasan in one jurisdiction, we may never obtain regulatory approval for emricasan in any other jurisdiction, which would limit our market opportunities and adversely affect our business.

Obtaining and maintaining regulatory approval for emricasan in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA grants marketing approval for a drug candidate, comparable regulatory authorities in foreign countries must also approve the manufacturing, marketing and promotion of the drug candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials. In many countries outside the United States, a drug candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we intend to charge for our products is also subject to approval. We expect to submit an MAA to the European Medicines Agency, or EMA, for approval of emricasan in the EU. As with the FDA, obtaining approval of an MAA from the EMA is a similarly lengthy and expensive process and the EMA has its own procedures for approval of drug candidates. Even if a product is approved, the FDA or the EMA, as the case may be, may limit the indications for which the product may be marketed, require extensive warnings on the product labeling, require a REMS or require expensive and time-consuming clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the United States and the EU also have requirements for approval of drug candidates with which we must comply prior to marketing in those countries. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. Also, regulatory approval for any drug candidate may be withdrawn. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of emricasan will be harmed, which would adversely affect our business, prospects, financial condition and results of operations.

Even if we receive regulatory approval for emricasan, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, emricasan, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with emricasan.

Any regulatory approvals that we receive for emricasan may be subject to limitations on the approved indicated uses for which emricasan may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the drug candidate. The FDA may also require a REMS in order to approve emricasan, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves emricasan, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for emricasan will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practices, or cGMPs, and current good clinical practices, or cGCPs, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with emricasan, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of emricasan, withdrawal of the product from the market, or voluntary or mandatory product recalls;
•	fines, warning letters or holds on clinical trials;
•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;
•	product seizure or detention, or refusal to permit the import or export of emricasan; and
•	injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of emricasan. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

Even if we obtain regulatory approval for emricasan, the product may not gain market acceptance among physicians, patients, tertiary care centers, transplant centers and others in the medical community.

If emricasan is approved for commercialization, its acceptance will depend on a number of factors, including:

•	the clinical indications for which emricasan is approved;
•	physicians, major operators of tertiary care centers and transplant centers and patients considering emricasan as a safe and effective treatment;
•	the potential and perceived advantages of emricasan over alternative treatments;
•	the prevalence and severity of any side effects;
•	product labeling or product insert requirements of the FDA or other regulatory authorities;
•	the timing of market introduction of emricasan as well as competitive products;
•	the cost of treatment in relation to alternative treatments;
•	the availability of adequate reimbursement and pricing by third-party payors and government authorities;
•	relative convenience and ease of administration; and
•	the effectiveness of our sales and marketing efforts.

If emricasan is approved but fails to achieve market acceptance among physicians, patients or others in the medical community, we will not be able to generate significant revenues, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

Coverage and reimbursement may be limited or unavailable in certain market segments for emricasan, which could make it difficult for us to sell emricasan profitably.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If reimbursement of our future products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

We intend to seek approval to market emricasan in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for emricasan, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the EU, the pricing of prescription pharmaceuticals and biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval for a drug candidate. In addition, market acceptance and sales of emricasan will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for emricasan and may be affected by existing and future health care reform measures.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, the Medicare Modernization Act of 2003 revised the payment methodology for many products under Medicare in the United States. This has resulted in lower rates of reimbursement. In 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, the Healthcare Reform Act, was enacted. The Healthcare Reform Act, among other things, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees on manufacturers of certain branded prescription drugs, requires manufacturers to participate in a discount program for certain outpatient drugs under Medicare Part D and promotes programs that increase the federal government’s comparative effectiveness research, which will impact existing government healthcare programs and will result in the development of new programs. An expansion in the government’s role in the U.S. healthcare industry may further lower rates of reimbursement for pharmaceutical products.

Other legislative changes have been proposed and adopted in the United States since the Healthcare Reform Act was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which delayed for another two months the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011. On March 1, 2013, the President signed an executive order implementing sequestration, and on April 1, 2013, the 2% Medicare payment reductions went into effect. The ATRA also, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for emricasan, if we obtain regulatory approval;
•	our ability to set a price that we believe is fair for our products;
•	our ability to generate revenues and achieve or maintain profitability;
•	the level of taxes that we are required to pay; and
•	the availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell emricasan, we may not be able to generate product revenues.

We currently do not have a commercial organization for the marketing, sales and distribution of pharmaceutical products. In order to commercialize emricasan, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. We expect that the majority of all ACLF, CLF and HCV-POLT patients will be treated at tertiary care centers and transplant centers and therefore can be addressed with a targeted sales force. We intend to build our own commercial infrastructure in North America and the EU to target these centers, but will evaluate opportunities to partner with pharmaceutical companies that have established sales and marketing capabilities to commercialize emricasan in ACLF, CLF and HCV-POLT outside of North America and Europe. We may also partner with a pharmaceutical company that has global capabilities to evaluate emricasan in non-orphan indications for which we believe it may also be effective.

The establishment and development of our own sales force or the establishment of a contract sales force to market emricasan will be expensive and time-consuming and could delay any commercial launch. Moreover, we cannot be certain that we will be able to successfully develop this capability. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel. We also face competition in our search for third parties to assist us with the sales and marketing efforts of emricasan. To the extent we rely on third parties to commercialize emricasan, if approved, we may have little or no control over the marketing and sales efforts of such third parties and our revenues from product sales may be lower than if we had commercialized emricasan ourselves. In the event we are unable to develop our own marketing and sales force or collaborate with a third-party marketing and sales organization, we would not be able to commercialize emricasan.

A variety of risks associated with marketing emricasan internationally could materially adversely affect our business.

We plan to seek regulatory approval for emricasan outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

•	differing regulatory requirements in foreign countries;
•

the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
•	economic weakness, including inflation, or political instability in particular foreign economies and markets;
•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•	foreign taxes, including withholding of payroll taxes;
•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;
•	difficulties staffing and managing foreign operations;
•	workforce uncertainty in countries where labor unrest is more common than in the United States;
•	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;
•

challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

If we fail to develop and commercialize any other drug candidates, we may be unable to grow our business.

Although we currently have no plans to do so, we may seek to develop and commercialize drug candidates in addition to emricasan, which is currently our only drug candidate. If we decide to pursue the development and commercialization of any additional drug candidates, we may be required to invest significant resources to acquire or in-license the rights to such drug candidates or to conduct drug discovery activities. In addition, any other drug candidates will require additional, time-consuming development efforts prior to commercial sale, including preclinical studies, extensive clinical trials and approval by the FDA and applicable foreign regulatory authorities. All drug candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the drug candidate will not be shown to be sufficiently safe and/or effective for approval by regulatory authorities. In addition, we cannot assure you that we will be able to acquire, discover or develop any additional drug candidates, or that any additional drug candidates we may develop will be approved, manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives. Research programs to identify new drug candidates require substantial technical, financial and human resources whether or not we ultimately identify any candidates. If we are unable to develop or commercialize emricasan or any other drug candidates, our business and prospects will suffer.

We cannot be certain that emricasan or any other drug candidates that we develop will produce commercially viable drugs that safely and effectively treat liver or other diseases. Even if we are successful in completing preclinical and clinical development and receiving regulatory approval for one commercially viable drug for the treatment of one disease, we cannot be certain that we will also be able to develop and receive regulatory approval for other drug candidates for the treatment of other forms of that disease or other diseases. If we fail to develop a pipeline of potential drug candidates other than emricasan, we will not have any prospects for commercially viable drugs should our efforts to develop and commercialize emricasan be unsuccessful, and our business prospects would be harmed significantly.

We face significant competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Although we believe that we hold a leading position in our understanding of caspase inhibition related to liver disease, our competitors may be able to develop other compounds or drugs that are able to achieve similar or better results. Our potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis drug products that are more effective or less costly than emricasan. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

There are currently no therapeutic products approved for the treatment of ACLF, CLF or HCV-POLT. There are a number of marketed therapeutics used in each of these diseases to try to remove the underlying cause of the disease and prevent further liver injury. For example, if the liver damage is a result of Hepatitis B virus or HCV infection, marketed antiviral medications may be used to treat the virus that led to liver damage. If the liver damage is a result of alcoholic hepatitis, marketed alcohol addiction drugs may be used. If the liver damage is a result of obesity, diet and exercise may be prescribed along with marketed therapeutics. If the liver damage is a result of non-alcoholic steatohepatitis, or NASH, marketed drugs such as insulin sensitizers (e.g., metformin), antihyperlipidemic agents (e.g., gemfibrozil), pentoxifylline and ursodiol may be used, although none of these are approved for NASH. In addition to the marketed drugs for those indications, there are drugs in development for each of these indications. Although these marketed therapies and those in development may be efficacious, all of them take time to show an effect and as long as the underlying conditions persist there will continue to be damage to the liver. Emricasan is the only therapeutic we are aware of that is being developed specifically to reduce the level of apoptosis in the liver and as a result it may be used with these other therapies. Our estimates of disease prevalence consider the presence of these other treatments.

In addition, the HCV landscape is expected to evolve dramatically over the next five to ten years with the introduction of new interferon-free regimens, which are expected to reach the market as soon as 2015, and next generation interferon-free regimens, which may reach the market by as early as 2016, with greater efficacy and tolerability over the current antiviral therapies. Based on market research we commissioned, we estimate that treatment rates pre-transplantation would need to be 100% and cure rates would have to exceed 97% before the supply of liver transplants would outstrip the need for transplant on an annual basis.

Even if we obtain regulatory approval for emricasan, the availability and price of our competitors’ products could limit the demand, and the price we are able to charge, for emricasan. We will not achieve our business plan if the acceptance of emricasan is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to emricasan, or if physicians switch to other new drug products or choose to reserve emricasan for use in limited circumstances. Our inability to compete with existing or subsequently introduced drug products would have a material adverse impact on our business, prospects, financial condition and results of operations.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make emricasan less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or discovering, developing and commercializing medicines before we do, which would have a material adverse impact on our business.

We may not be able to obtain orphan drug exclusivity for emricasan for any indication.

In the United States, under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition. Such diseases and conditions are those that affect fewer than 200,000 individuals in the United States, or if they affect more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for these types of diseases or conditions will be recovered from sales of the product. Orphan product designation must be requested before submitting an NDA. If the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by that agency. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, but it can lead to financial incentives, such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug marketing exclusivity for a period of seven years. Orphan drug marketing exclusivity generally prevents the FDA from approving another application, including a full NDA, to market the same drug or biological product for the same indication for seven years, except in limited circumstances, including if the FDA concludes that the later drug is safer, more effective or makes a major contribution to patient care. For purposes of small molecule drugs, the FDA defines “same drug” as a drug that contains the same active chemical entity and is intended for the same use as the drug in question. A designated orphan drug may not receive orphan drug marketing exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Orphan drug marketing exclusivity rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

The criteria for designating an orphan medicinal product in the EU are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. The application for orphan designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the marketing authorization application if the orphan designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The ten-year market exclusivity in the EU may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if:

•	the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;
•	the applicant consents to a second orphan medicinal product application; or
•	the applicant cannot supply enough orphan medicinal product.

We have applied for orphan drug designation for emricasan for the treatment of HCV-POLT in the United States and the EU, but we have not yet received the requested orphan designations from the regulatory bodies in those jurisdictions. We plan to submit applications for orphan drug designations for ACLF in the United States and the EU in the second half of 2013. We cannot assure you that we will be able to obtain orphan drug exclusivity for emricasan in any jurisdiction for the target indications in a timely manner or at all, or that a competitor will not obtain orphan drug exclusivity that could block the regulatory approval of emricasan for several years. If we are unable to obtain orphan drug designation in the United States or the EU, we will not receive market exclusivity which might affect our ability to generate sufficient revenues. If a competitor is able to obtain orphan exclusivity that would block emricasan’s regulatory approval, our ability to generate revenues would be significantly reduced which would harm our business prospects, financial condition and results of operations.

We may form or seek strategic alliances in the future, and we may not realize the benefits of such alliances.

We may form or seek strategic alliances, create joint ventures or collaborations or enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to emricasan and any future product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for emricasan because it may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view emricasan as having the requisite potential to demonstrate safety and efficacy. If we license products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture. We cannot be certain that, following a strategic transaction or license, we will achieve the revenues or specific net income that justifies such transaction. Any delays in entering into new strategic partnership agreements related to emricasan could delay the development and commercialization of emricasan in certain geographies for certain indications, which would harm our business prospects, financial condition and results of operations.

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, including our President and Chief Executive Officer, Steven J. Mento, Ph.D., our Senior Vice President, R&D, and Chief Scientific Officer, Alfred P. Spada, Ph.D., and our Senior Vice President, Clinical Research, and Chief Medical Officer, Gary C. Burgess, M.B., Ch.B. M.Med. The loss of the services of any of our executive officers or other key employees and our inability to find suitable replacements could potentially harm our business, prospects, financial condition or results of operations.

Our scientific team has expertise in many different aspects of drug discovery and development. We conduct our operations at our facility in San Diego, California. This region is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is very intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms. In order to induce valuable employees to remain at Conatus, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies.

Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level, and senior managers as well as junior, mid-level, and senior scientific and medical personnel.

Many of the other biotechnology and pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They may also provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we can offer. If we are unable to continue to attract and retain high quality personnel, our ability to advance the development of emricasan and obtain regulatory approval and potentially commercialize this drug candidate will be limited.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of June 30, 2013, we had 15 employees, 13 of whom are full-time. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;
•

managing our internal development efforts effectively, including the clinical and FDA review process for emricasan, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize emricasan will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities. To date, we have used the services of outside vendors to perform tasks including clinical trial management, statistics and analysis, regulatory affairs, formulation development and other drug development functions. Our growth strategy may also entail expanding our group of contractors or consultants to implement these tasks going forward. Because we rely on numerous consultants, effectively outsourcing many key functions of our business, we will need to be able to effectively manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. However, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for emricasan or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize emricasan that we develop and, accordingly, may not achieve our research, development and commercialization goals.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our current and future CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture emricasan and conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of emricasan could be delayed.

Business disruptions could seriously harm our future revenues and financial condition and increase our costs and expenses.

Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce emricasan. Our ability to obtain clinical supplies of emricasan could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. Our corporate headquarters is located in California near major earthquake faults and fire zones. The ultimate impact on us, our significant suppliers and our general infrastructure of being located near major earthquake faults and fire zones and being consolidated in certain geographical areas is unknown, but our operations and financial condition could suffer in the event of a major earthquake, fire or other natural disaster.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Effective upon completion of this offering, we will adopt a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If emricasan is approved, we may be subject to healthcare laws, regulation and enforcement. Our failure to comply with those laws could have a material adverse effect on our results of operations and financial conditions.

Although we currently do not have any products on the market, if emricasan is approved, once we begin commercializing emricasan, we may be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. Such laws include, without limitation, state and federal anti-kickback, false claims, privacy and security and physician sunshine laws and regulations. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of emricasan.

We face an inherent risk of product liability as a result of the clinical testing of emricasan and will face an even greater risk if we commercialize any products. For example, we may be sued if emricasan allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of emricasan. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for emricasan;
•	injury to our reputation;
•	withdrawal of clinical trial participants;
•	initiation of investigations by regulators;
•	costs to defend the related litigation;
•	a diversion of management’s time and our resources;
•	substantial monetary awards to trial participants or patients;
•	product recalls, withdrawals or labeling, marketing or promotional restrictions;
•	loss of revenue;
•	exhaustion of any available insurance and our capital resources;
•	the inability to commercialize emricasan; and
•	a decline in our share price.

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently carry $5.0 million of product liability insurance covering our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. If we determine that it is prudent to increase our product liability coverage due to the commercial launch of any approved product, we may be unable to obtain such increased coverage on acceptable terms, or at all. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Risks Related to Our Reliance On Third Parties

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize emricasan and our business could be substantially harmed.

We anticipate that we will engage one or more third-party CROs in connection with our planned Phase 2 and Phase 3 clinical trials for emricasan. We will rely heavily on these parties for execution of our clinical trials, and we will control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal, regulatory and scientific standards, and our reliance on our CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with cGCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for drug candidates in clinical development. Regulatory authorities enforce these cGCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these CROs fail to comply with applicable cGCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the cGCP regulations. In addition, our clinical trials must be conducted with drug product produced under cGMP regulations and will require a large number of test subjects. Our failure or any failure by our CROs to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of our CROs violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Our CROs are not our employees and, except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing preclinical, clinical and nonclinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other drug development activities, which could affect their performance on our behalf. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval for or successfully commercialize emricasan. As a result, our financial results and the commercial prospects for emricasan would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Switching or adding CROs involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Although we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, prospects, financial condition and results of operations.

We rely completely on third parties to manufacture our preclinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of emricasan, if approved. The development and commercialization of emricasan could be stopped, delayed or made less profitable if those third parties fail to obtain and maintain regulatory approval of their facilities, fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality levels or prices.

We do not currently have nor do we plan to acquire the infrastructure or capability internally to manufacture our clinical drug supplies for use in the conduct of our clinical trials, and we lack the resources and the capability to manufacture emricasan on a clinical or commercial scale. Instead, we rely on contract manufacturers for such production.

We do not currently have any agreement with a manufacturer to produce the active pharmaceutical ingredient, or API, in emricasan. We acquired quantities of the API from Pfizer as part of our acquisition of the rights to the drug candidate. We believe the quantities we acquired from Pfizer are sufficient to support our planned Phase 2b ACLF trial, Phase 2b/3 HCV-POLT trial and Phase 2b CLF trial. However, we will need to identify and qualify a new third-party manufacturer of API prior to commercialization of emricasan and, if our estimates regarding our supply are incorrect, prior to the completion of our planned clinical trials. Any delay in identifying and qualifying a new manufacturer of API could delay the potential commercialization of emricasan, and, in the event that we do not have sufficient API to complete our planned clinical trials, it could delay such trials.

In addition, we do not currently have a long-term commitment for the production of finished emricasan drug product. Metrics, Inc., a contract manufacturer, has performed formulation and finished goods manufacturing for us based on purchase orders. We expect to continue to purchase finished drug product from Metrics, but currently have no long-term supply commitment with Metrics. If Metrics is unable to produce the amount of finished drug product we need, we may need to identify and qualify other third-party manufacturers of finished drug product in order to complete the clinical development and commercialization of emricasan. Metrics’ inability to produce the amount of finished drug product we need, or any delay in identifying and qualifying another manufacturer of finished drug product could delay our clinical trials and the potential commercialization of emricasan.

The facilities used by our contract manufacturers to manufacture emricasan must be approved by the applicable regulatory authorities, including the FDA, pursuant to inspections that will be conducted after an NDA or comparable foreign regulatory marketing application is submitted. We do not control the manufacturing process of emricasan and are completely dependent on our contract manufacturing partners for compliance with the FDA’s requirements for manufacture of both the active drug substances and finished drug product. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA’s strict regulatory requirements, they will not be able to secure or maintain FDA approval for the manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or any other applicable regulatory authorities does not approve these facilities for the manufacture of emricasan or if it withdraws any such approval in the future, or if our suppliers or contract manufacturers decide they no longer want to supply or manufacture for us, we may need to find alternative manufacturing facilities, in which case we might not be able to identify manufacturers for clinical or commercial supply on acceptable terms, or at all, which would significantly impact our ability to develop, obtain regulatory approval for or market emricasan.

In addition, the manufacture of pharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up and validating initial production and absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if contaminants are discovered in our supply of emricasan or in the manufacturing facilities in which emricasan is made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any stability or other issues relating to the manufacture of emricasan will not occur in the future. Additionally, our manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide our drug candidate to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely.

If our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials by our third-party manufacturers. Our manufacturers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical, radioactive and hazardous materials. Although we believe that our manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical, radioactive or hazardous materials. As a result of any such contamination or injury we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical radioactive or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Risks Related to Our Financial Position and Capital Requirements

We have a limited operating history, have incurred significant operating losses since our inception and anticipate that we will continue to incur losses for the foreseeable future.

Our operations began in 2005 and we have only a limited operating history upon which you can evaluate our business and prospects. Our operations to date have been limited to conducting product development activities for emricasan and performing research and development with respect to our clinical and preclinical programs. In addition, as an early stage company, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. Nor have we demonstrated an ability to obtain regulatory approval for or to commercialize a drug candidate. Consequently, any predictions about our future performance may not be as accurate as they would be if we had a history of successfully developing and commercializing pharmaceutical products.

To date, we have financed our operations primarily through private placements of convertible debt and preferred stock, and we have incurred significant operating losses since our inception, including consolidated net losses of $12.0 million and $8.7 million for the years ended December 31, 2011 and 2012, respectively, and $2.3 million for the three months ended March 31, 2013. As of March 31, 2013, we had an accumulated deficit of $61.1 million. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. Our losses have resulted principally from costs incurred in our research and development activities. We anticipate that our operating losses will substantially increase over the next several years as we execute our plan to expand our research, development and commercialization activities, including the clinical development and planned commercialization of our drug candidate, emricasan, and incur the additional costs of operating as a public company. In addition, if we obtain regulatory approval of emricasan, we may incur significant sales and marketing expenses. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or whether or when we will become profitable, if ever.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in this prospectus.

Our report from our independent registered public accounting firm for the year ended December 31, 2012 includes an explanatory paragraph stating that our recurring losses from operations and negative cash flows raise substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited consolidated financial statements, and it is likely that investors will lose all or a part of their investment. After this offering, future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

We have not generated any revenues to date from product sales. We may never achieve or sustain profitability, which could depress the market price of our common stock, and could cause you to lose all or a part of your investment.

Our ability to become profitable depends on our ability to develop and commercialize emricasan. To date, we have no products approved for commercial sale and have not generated any revenues from sales of any drug candidate, and we do not know when, or if, we will generate revenues in the future. We do not anticipate generating revenues, if any, from sales of emricasan for at least the next several years and we will never generate revenues from emricasan if we do not obtain regulatory approval for emricasan. Our ability to generate future revenues depends heavily on our success in:

•	developing and securing U.S. and/or foreign regulatory approvals for emricasan;
•	manufacturing commercial quantities of emricasan at acceptable cost;
•	achieving broad market acceptance of emricasan in the medical community and with third-party payors and patients;
•	commercializing emricasan, assuming we receive regulatory approval; and
•	pursuing clinical development of emricasan in additional indications.

Even if we do generate product sales, we may never achieve or sustain profitability. Our failure to become and remain profitable would depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations.

If we fail to obtain additional financing, we may be unable to complete the development and commercialization of emricasan.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical development of emricasan, including our planned Phase 2 and Phase 3 clinical trials. If approved, we will require significant additional amounts in order to launch and commercialize emricasan, including building our own commercial capabilities to sell, market, and distribute emricasan in the United States and the EU.

We estimate that our net proceeds from this offering will be approximately $48.8 million, based upon an assumed initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. We believe that such proceeds together with our existing cash and cash equivalents will be sufficient to fund our operations for at least the next 18 months. In particular, we expect that the net proceeds from this offering will allow us to complete our planned Phase 2b ACLF trial, Phase 2b/3 HCV-POLT trial and Phase 2b CLF trial. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We will require additional capital for the further development and commercialization of emricasan and may need to raise additional funds sooner if we choose to expand more rapidly than we presently anticipate.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of emricasan or other research and development initiatives. We also could be required to seek collaborators for emricasan at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to emricasan in markets where we otherwise would seek to pursue development or commercialization ourselves.

Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

The terms of our credit facility place restrictions on our operating and financial flexibility.

On July 3, 2013, we entered into a loan and security agreement, or the credit facility, with Oxford Finance LLC, or Oxford, and certain other lenders party thereto from time to time, or the lenders, including Silicon Valley Bank, or SVB, that is secured by a lien covering substantially all of our personal property, excluding intellectual property. As of July 8, 2013, the outstanding principal balance under the credit facility was $1.0 million.

The credit facility includes affirmative and negative covenants applicable to us and any subsidiaries we create in the future. The affirmative covenants include, among others, covenants requiring us to maintain our legal existence and governmental approvals, deliver certain financial reports, maintain insurance coverage, and maintain at least 51.0% of our deposit, securities and commodities accounts with SVB. The negative covenants include, among others, restrictions on us transferring collateral, incurring additional indebtedness, engaging in mergers or acquisitions, paying dividends in cash or making other distributions, making investments, creating liens, selling assets, and suffering a change in control, in each case subject to certain exceptions.

The credit facility also includes events of default, the occurrence and continuation of which provide Oxford, as collateral agent, with the right to exercise remedies against us and the collateral securing the term loans under the credit facility, including foreclosure against our properties securing the credit facility, including our cash, potentially requiring us to renegotiate our agreement on terms less favorable to us or to immediately cease operations. These events of default include, among other things, our failure to pay any amounts due under the credit facility, a breach of covenants under the credit facility, our insolvency, investor abandonment, impairment in the perfection or priority of each lender’s security interest in the collateral, the occurrence of any default under certain other indebtedness in an amount greater than $250,000, our failure to obtain or maintain material governmental approvals, and a final judgment against us in an amount greater than $250,000. Further, if we are liquidated, the lender’s right to repayment would be senior to the rights of the holders of our common stock to receive any proceeds from the liquidation. The lenders could declare a default upon the occurrence of any event that they interpret as a material adverse effect as defined under the credit facility, thereby requiring us to repay the loan immediately or to attempt to reverse the declaration of default through negotiation or litigation. Any declaration by the lenders of an event of default could significantly harm our business and prospects and could cause the price of our common stock to decline.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or drug candidate.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or drug candidate, or grant licenses on terms unfavorable to us.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. As a result of our most recent private placements and other transactions that have occurred over the past three years, we may have experienced, and, upon completion of this offering, may experience, an “ownership change.” We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As of December 31, 2012, we had federal and state net operating loss carryforwards of approximately $52.3 million and $51.2 million, respectively, and federal and state research and development credits of $1.3 million and $745,000, respectively, which could be limited if we experience an “ownership change.”

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As widely reported, global credit and financial markets have experienced extreme disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

At March 31, 2013, we had approximately $5.1 million of cash, cash equivalents and short-term investments. While we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents since March 31, 2013, no assurance can be given that further deterioration of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents or marketable securities or our ability to meet our financing objectives. Furthermore, our stock price may decline due in part to the volatility of the stock market and the general economic downturn.

Risks Related to Our Intellectual Property

If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

Composition-of-matter patents on the active pharmaceutical ingredient and crystalline forms are generally considered to be the strongest form of intellectual property protection for pharmaceutical products, as such patents provide protection without regard to any method of use. We cannot be certain that the claims in our patent applications covering composition-of-matter and crystalline forms of emricasan will be considered patentable by the United States Patent and Trademark Office, or the U.S. PTO, courts in the United States, or by the patent offices and courts in foreign countries. Method-of-use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement is difficult to prevent or prosecute.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. Some of our patents related to emricasan were acquired from a predecessor owner and were therefore not written by us or our attorneys, and we did not have control over the drafting and prosecution of these patents. Further, the former patent owners might not have given the same attention to the drafting and early prosecution of these patents and applications as we would have if we had been the owners of the patents and applications and had control over the drafting and prosecution. In addition, the former patent owners may not have been completely familiar with U.S. patent law, possibly resulting in inadequate disclosure and/or claims. This could result in findings of invalidity or unenforceability of the patents we own or patents issuing with reduced claim scope.

In addition, the patent applications that we own or that we may license may fail to result in issued patents in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patent applications we hold with respect to emricasan is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, emricasan. Further, if we encounter delays in our clinical trials, the period of time during which we could market emricasan under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to emricasan. Furthermore, for applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third-party or instituted by the U.S. PTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. For applications containing a claim not entitled to priority before March 16, 2013, there is greater level of uncertainty in the patent law with the passage of the America Invents Act (2012) which brings into effect significant changes to the U.S. patent laws that are yet untried and untested, and which introduces new procedures for challenging pending patent applications and issued patents. A primary change under this reform is creating a “first to file” system in the U.S. This will require us to be cognizant going forward of the time from invention to filing of a patent application.

In addition to the protection afforded by patents, we seek to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our drug discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Although we require all of our employees to assign their inventions to us, and require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

Third-party claims of intellectual property infringement may prevent or delay our drug discovery and development efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference and reexamination proceedings before the U.S. PTO or oppositions and other comparable proceedings in foreign jurisdictions. Recently, under U.S. patent reform, new procedures including inter partes review and post grant review have been implemented. As stated above, this reform is untried and untested and will bring uncertainty to the possibility of challenge to our patents in the future. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing emricasan. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that emricasan may give rise to claims of infringement of the patent rights of others.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of emricasan. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that emricasan may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of emricasan, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize the drug candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the drug candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize emricasan may be impaired or delayed, which could in turn significantly harm our business.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize emricasan. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of emricasan. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize emricasan, which could harm our business significantly.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

Interference proceedings provoked by third parties or brought by the U.S. PTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and foreign patent agencies in several stages over the lifetime of the patent. The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

Risks Related to This Offering and Ownership of our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering there has been no public market for shares of our common stock. Although we expect that our common stock will be approved for listing on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	the commencement, enrollment or results of our planned Phase 2 and Phase 3 clinical trials of emricasan or any future clinical trials we may conduct, or changes in the development status of emricasan;
•

any delay in our regulatory filings for emricasan and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	adverse results or delays in clinical trials;
•	our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;
•	adverse regulatory decisions, including failure to receive regulatory approval for emricasan;
•	changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;
•	adverse developments concerning our manufacturers;
•	our inability to obtain adequate product supply for any approved drug product or inability to do so at acceptable prices;
•	our inability to establish collaborations if needed;

•	our failure to commercialize emricasan;
•	additions or departures of key scientific or management personnel;
•	unanticipated serious safety concerns related to the use of emricasan;
•	introduction of new products or services offered by us or our competitors;
•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;
•	our ability to effectively manage our growth;
•	the size and growth, if any, of the ACLF, CLF and HCV-POLT markets and other targeted markets;
•	our ability to successfully enter new markets;
•	actual or anticipated variations in quarterly operating results;
•	our cash position;
•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;
•	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;
•	changes in the market valuations of similar companies;
•	overall performance of the equity markets;
•	sales of our common stock by us or our stockholders in the future;
•	trading volume of our common stock;
•	changes in accounting practices;
•	ineffectiveness of our internal controls;
•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
•	significant lawsuits, including patent or stockholder litigation;
•	general political and economic conditions; and
•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and The NASDAQ Global Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, our ability to pay cash dividends is currently prohibited by the terms of our credit facility and a promissory note in the principal amount of $1.0 million issued by us to Pfizer Inc. in July 2010. Any return to stockholders will therefore be limited to the appreciation of their stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, 5% stockholders and their affiliates owned approximately 92.0% of our voting stock as of June 30, 2013, and, upon the closing of this offering, that same group will hold approximately 60.6% of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option) in each case assuming an initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. In addition, entities affiliated with Aberdare Ventures, Advent Private Equity, Coöperative Gilde Healthcare II U.A., MPM Capital, Roche Finance Ltd, AgeChem Venture Fund L.P., Hale BioPharma Ventures LLC and our chief executive officer, each of which is a current stockholder, have indicated an interest in purchasing an aggregate of approximately $10.0 million of shares of our common stock in this offering. The above discussed ownership percentage upon completion of this offering does not reflect the potential purchase of any shares in this offering by such entities. If these entities purchase in aggregate 909,090 shares of our common stock in this offering, assuming an initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), upon completion of this offering, our executive officers, directors, 5% stockholders and their affiliates will own approximately 66.5% of our voting stock (assuming no exercise of the underwriters’ over-allotment option).

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $7.27 per share, based upon an assumed initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). Further, investors purchasing common stock in this offering will contribute approximately 46% of the total amount invested by stockholders since our inception, but will own only approximately 34% of the shares of common stock outstanding after giving effect to this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering and the exercise of stock options granted to our employees. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which will require, among other things, that we file with the Securities and Exchange Commission, or the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The NASDAQ Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of March 31,

2013, upon the closing of this offering we will have outstanding a total of 14,575,485 shares of common stock, assuming the net exercise of all outstanding warrants we issued in 2010, the automatic conversion of the convertible promissory notes we issued in May 2013, no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants (other than the 2010 warrants). Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction in the public market immediately following this offering. Stifel, Nicolaus & Company, Incorporated and Piper Jaffray & Co., however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, up to an additional 9,575,485 shares of common stock will be eligible for sale in the public market, of which 8,202,260 shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act, assuming an initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of 9,250,940 shares of our common stock as of June 30, 2013 will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above and assuming an initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock, including shares of common stock sold in this offering.

Pursuant to our 2013 incentive award plan, or the 2013 plan, which will become effective on the business day prior to the public trading date of our common stock, our management is authorized to grant stock options to our employees, directors and consultants. The number of shares available for future grant under the 2013 plan will automatically increase each year by an amount equal to the least of (1) 1,000,000 shares of our common stock, (2) 5% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year, or (3) such other amount as our board of directors may determine. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this offering to fund the clinical development of emricasan and to fund working capital and for general corporate purposes. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective at or prior to the closing of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;
•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;
•

a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, the president or by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors;
•

a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

•

a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

•

the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, and future results of anticipated products, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the common stock that we are offering will be approximately $48.8 million (or $56.4 million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $11.00 per share, the midpoint of the price range listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $4.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $10.2 million, assuming the assumed initial public offering price stays the same.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets.

We currently expect to use the net proceeds from this offering as follows:

•	approximately $22.5 million to fund our planned Phase 3 HCV-POLT trial (currently designated a Phase 3 registration study in the European Union and a Phase 2b study in the United States);
•	approximately $4.5 million to fund our planned Phase 2b CLF trial;
•	approximately $3.8 million to fund our planned Phase 2b ACLF trial; and
•	the remainder to fund the further clinical development of emricasan and for working capital and general corporate purposes.

We believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations for at least the next 18 months after the date of this prospectus, although there can be no assurance in that regard. In particular, we expect that the net proceeds from this offering will allow us to complete our planned Phase 2b ACLF trial, Phase 3 HCV-POLT trial (currently designated a Phase 3 registration study in the European Union and a Phase 2b study in the United States) and Phase 2b CLF trial. We will need to raise additional funds to complete additional clinical trials of emricasan, to fund regulatory filings for emricasan in the United States and the European Union and for potential commercialization of emricasan.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our clinical trials and other development efforts for emricasan and other factors described under “Risk Factors” in this prospectus, as well as the amount of cash used in our operations. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. In addition, our ability to pay cash dividends is currently prohibited by the terms of our credit facility and a promissory note in the principal amount of $1.0 million issued by us to Pfizer Inc. in July 2010.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of March 31, 2013 as follows:

•	on an actual basis;
•

on a pro forma basis to reflect (1) the issuance of $1.0 million in aggregate principal amount of 2013 Notes in May 2013 and the automatic conversion of the 2013 Notes (including accrued interest thereon) into 91,948 shares of our common stock in connection with the completion of this offering, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering); (2) the conversion of 15,576,789 shares of our convertible preferred stock into 1,557,678 shares of common stock in May 2013 (and the subsequent reverse split of such shares into 188,808 shares of common stock) and the automatic conversion of all outstanding shares of our convertible preferred stock into 7,676,914 shares of common stock immediately prior to the closing of this offering, which conversion was approved by the holders of our preferred stock under the terms of our restated certificate of incorporation in July 2013, and the resultant reclassification of our convertible preferred stock warrant liability to stockholders’ equity (deficit) in connection with such conversion, (3) the issuance of 280,675 shares of common stock as a result of the expected net exercise of outstanding preferred stock warrants, or the 2010 Warrants, in connection with the completion of this offering, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus), which 2010 Warrants will terminate if unexercised prior to the completion of this offering, (4) our borrowing of $1.0 million under our credit facility entered into in July 2013, net of issuance costs and proceeds allocated to warrant liability and the re-classification of such liability to stockholders’ equity, and (5) the filing of our amended and restated certificate of incorporation immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes included in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of March 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
Cash, cash equivalents and short-term investments	$5,095,486	$7,059,134	$55,809,134

Convertible preferred stock warrant liability	$707,509	$—	—
Note Payable	1,000,000	1,000,000	1,000,000
Long-term debt	—	842,418	842,418
Series A and B convertible preferred stock, $0.0001 par value; 95,127,538 shares authorized, 78,911,442 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma adjusted	63,908,372	—	—
Common stock, $0.0001 par value, 120,000,000 shares authorized, 1,337,140 shares issued and 1,066,041 outstanding, excluding 271,099 shares subject to repurchase, actual; 200,000,000 shares authorized, pro forma and proforma as adjusted; 9,575,485 shares issued and 9,304,386 outstanding, excluding 271,099 shares subject to repurchase, pro forma; 14,575,485 shares issued and 14,304,386 outstanding, excluding 271,099 shares subject to repurchase, pro forma as adjusted	106	930	1,430
Preferred stock, $0.0001 par value, no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, pro forma and proforma as adjusted; no shares issued or outstanding, pro forma and pro forma adjusted	—	—	—
Additional paid in capital	—	65,746,218	114,495,718
Accumulated other comprehensive income	—	—	—
Deficit accumulated during development stage	(61,110,785)	(61,120,827)	(61,120,827)

Total stockholders’ (deficit)/equity	(61,110,679)	4,626,321	53,376,321

Total Capitalization	$4,505,202	$6,468,739	$55,218,739

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, total stockholders’ equity (deficit) and total capitalization by approximately $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, total stockholders’ equity (deficit) and total capitalization by approximately $10.2 million.

The number of shares in the table above excludes:

•	593,803 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2013, at a weighted average exercise price of $0.99 per share;
•

1,008,424 shares of our common stock reserved for future issuance under our 2013 incentive award plan, or the 2013 plan, which will become effective on the business day prior to the public trading date of our common stock (including 8,424 shares of common stock reserved for future grant or issuance under our 2006 equity incentive plan, which shares will be added to the shares reserved under the 2013 plan upon its effectiveness);

•

150,000 shares of common stock reserved for future issuance under our 2013 employee stock purchase plan, which will become effective on the business day prior to the public trading date of our common stock;

•	149,704 shares of common stock issuable upon exercise of warrants we issued after March 31, 2013, at a weighted average exercise price of $7.43 per share; and
•

shares of our common stock issuable upon the optional conversion of a promissory note in the principal amount of $1.0 million (including accrued interest thereon) that we issued to Pfizer Inc. in July 2010, at a price per share equal to the fair market value of our common stock on the date of conversion.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of March 31, 2013, we had a historical net tangible book value of $(61.1) million, or $(57.32) per share of common stock. Our historical net tangible book value per share represents total tangible assets less total liabilities and convertible preferred stock, divided by the number of shares of common stock outstanding at March 31, 2013.

On a pro forma basis, after giving effect to (1) the issuance of $1.0 million in aggregate principal amount of 2013 Notes in May 2013 and the automatic conversion of the 2013 Notes (including accrued interest thereon) into 91,948 shares of our common stock in connection with the completion of this offering, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering); (2) the conversion of 15,576,789 shares of our convertible preferred stock into 1,557,678 shares of common stock in May 2013 (and the subsequent reverse split of such shares into 188,808 shares of common stock) and the automatic conversion of all outstanding shares of our convertible preferred stock into 7,676,914 shares of our common stock immediately prior to the closing of this offering, which conversion was approved by the holders of our preferred stock under the terms of our restated certificate of incorporation in July 2013, and the reclassification of our convertible preferred stock warrant liability to additional paid-in capital, a component of stockholders’ equity (deficit), (3) the issuance of 280,675 shares of common stock as a result of the expected net exercise of outstanding warrants, or the 2010 Warrants, in connection with the completion of this offering, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus), which 2010 Warrants will terminate if unexercised prior to the completion of this offering, and (4) our borrowing of $1.0 million under our credit facility entered into in July 2013, our pro forma net tangible book value (deficit) as of March 31, 2013 would have been approximately $4.6 million, or approximately $0.50 per share of our common stock.

After giving further effect to the sale of 5,000,000 shares of common stock that we are offering at an assumed initial public offering price of $11.00 per share, the midpoint of the price range listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2013 would have been approximately $53.4 million, or approximately $3.73 per share. This amount represents an immediate increase in pro forma net tangible book value of $3.23 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $7.27 per share to new investors purchasing shares of common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share		$11.00
Historical net tangible book value (deficit) per share as of March 31, 2013	$(57.32)
Pro forma increase in historical net tangible book value per share attributable to the pro forma transactions described in the preceding paragraphs	57.82

Pro forma net tangible book value per share as of March 31, 2013	$0.50
Increase in pro forma net tangible book value per share attributable to this offering	3.23

Pro forma as adjusted net tangible book value per share after this offering		3.73

Dilution per share to new investor in this offering		$7.27

Each $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $0.33, and dilution in pro forma net tangible book value per share to new investors by approximately $0.67, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $0.49 per share and decrease (increase) the dilution to investors participating in this offering by approximately $0.49 per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $4.06 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $3.56 per share and the dilution per share to new investors would be $6.94 per share, in each case assuming an initial public offering price of $11.00 per share, the midpoint of the price range listed on the cover page of this prospectus.

The following table summarizes on the pro forma as adjusted basis described above, as of March 31, 2013, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares issued prior to this offering and the price to be paid by new investors in this offering. The calculation below is based on the assumed initial public offering price of $11.00 per share, the midpoint of the price range listed on the cover page of the prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	9,575,485	66%	$65,767,964	54%	$6.87
New investors	5,000,000	34	55,000,000	46	11.00

Total	14,575,485	100%	120,767,964	100%

The foregoing tables and calculations exclude:

•	593,803 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2013, at a weighted exercise price of $0.99 per share;
•

1,008,424 shares of our common stock reserved for future issuance under our 2013 incentive award plan, or the 2013 plan, which will become effective on the business day prior to the public trading date of our common stock (including 8,424 shares of common stock reserved for future grant or issuance under our 2006 equity incentive plan, which shares will be added to the shares reserved under the 2013 plan upon its effectiveness);

•

150,000 shares of common stock reserved for future issuance under our 2013 employee stock purchase plan, which will become effective on the business day prior to the public trading date of our common stock; and

•	149,704 shares of common stock issuable upon exercise of warrants we issued after March 31, 2013, at a weighted average exercise price of $7.43 per share; and
•

shares of our common stock issuable upon the optional conversion of a promissory note in the principal amount of $1.0 million (including accrued interest thereon) that we issued to Pfizer Inc in July 2010, at a price per share equal to the fair market value of our common stock on the date of conversion.

To the extent any outstanding options or warrants are exercised, there will be further dilution to new investors. If all of such outstanding options and warrants had been exercised as of March 31, 2013, the pro forma as adjusted net tangible book value per share after this offering would be $3.60, and total dilution per share to new investors would be $7.40.

If the underwriters exercise their option to purchase additional shares of our common stock in full:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately 62% of the total number of shares of our common stock outstanding after this offering; and
•	the number of shares held by new investors will increase to 5,750,000, or approximately 38% of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus and in the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

We have derived the consolidated statements of operations data for the years ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2013 and 2012 and for the period from July 13, 2005 (inception) to March 31, 2013 and the balance sheet data as of March 31, 2013 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of the management, the unaudited data reflects all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of results as of and for these periods. Our historical results for any prior period are not indicative of the results expected in any future period.

	Year Ended December 31,		Three Months Ended March 31,		Period from July 13, 2005 (Inception) to March 31, 2013
	2011	2012	2012	2013
			(unaudited)
Consolidated Statement of Operations Data:
Operating expenses
Research and development	$9,486,619	$5,528,106	$1,161,630	$967,778	$41,792,926
General and administrative	2,874,507	3,086,479	750,160	748,796	18,865,388

Total operating expenses	12,361,126	8,614,585	1,911,790	1,716,574	60,658,314
Other income (expense)
Interest income	28,274	25,547	8,330	132	1,358,882
Interest expense	(113,836)	(70,000)	(17,500)	(17,500)	(792,329)
Other income (expense)	(4,439)	1,358	9,254	(15,677)	225,722
Other financing income (expense)	454,547	(91,559)	9,100	(547,164)	(1,238,253)

Total other income (expense)	364,546	(134,654)	9,184	(580,209)	(445,978)

Net loss	$(11,996,580)	$(8,749,239)	$(1,902,606)	$(2,296,783)	$(61,104,292)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(11.86)	$(8.60)	$(1.88)	$(2.17)

Weighted average shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted(1)	1,011,649	1,016,951	1,012,117	1,060,533

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(0.94)		$(0.19)

Weighted average shares outstanding used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		9,255,296		9,298,878

(1)

See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of December 31,		As of March 31, 2013
	2011	2012
			(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$16,758,038	$8,025,564	$5,095,486
Working capital	15,202,374	6,688,847	4,438,000
Total assets	16,958,880	8,145,747	5,246,020
Convertible preferred stock warrant liability	68,786	160,345	707,509
Note payable	1,000,000	1,000,000	1,000,000
Convertible preferred stock	63,908,372	63,908,372	63,908,372
Total stockholders’ deficit	(49,739,275)	(58,335,871)	(61,110,679)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a biotechnology company focused on the development and commercialization of novel medicines to treat liver disease. We are developing our lead compound, emricasan, for the treatment of patients in orphan populations with chronic liver disease and acute exacerbations of chronic liver disease. To date, emricasan has been studied in over 500 subjects in ten clinical trials. In a randomized Phase 2b clinical trial, emricasan demonstrated a statistically significant, consistent, rapid and sustained reduction in elevated levels of two key biomarkers of inflammation and cell death, alanine aminotransferase, or ALT, and cleaved Cytokeratin 18, or cCK18, respectively, both of which are implicated in the severity and progression of liver disease. Our initial development strategy targets indications for emricasan with high unmet clinical need and orphan patient populations, such as patients with acute-on-chronic liver failure, or ACLF, chronic liver failure, or CLF, and patients who have developed liver fibrosis post-orthotopic liver transplant due to Hepatitis C virus infection, or HCV-POLT.

We have designed a comprehensive clinical program to demonstrate the therapeutic benefit of emricasan across the spectrum of fibrotic liver disease. We plan to study emricasan in patients with rapidly progressing fibrosis (HCV-POLT) as well as in patients with established liver cirrhosis and decompensated liver disease (ACLF and CLF). In the HCV-POLT population where progression of fibrosis is particularly rapid, we plan to assess whether emricasan can arrest this progression which eventually leads to cirrhosis and ultimately liver failure. If emricasan demonstrates the ability to halt the progression of fibrosis, we believe this could serve as a basis to study emricasan in additional indications in liver disease in the future. Our planned trials in ACLF will evaluate whether emricasan can halt the progression of decompensation to multi-organ failure or death in an acutely decompensating cirrhotic patient population. Our planned trials in CLF will assess whether emricasan can stabilize decompensation and provide patients with chronic decompensation additional time to obtain a liver transplant. Our clinical development plan for emricasan includes a Phase 2b clinical trial in ACLF patients, a Phase 2b clinical trial in CLF patients, and a Phase 3 pivotal trial in HCV-POLT patients. We expect to initiate the Phase 2b ACLF trial and the Phase 3 HCV-POLT trial (currently designated a Phase 3 registration study in the European Union and a Phase 2b study in the United States) in the second half of 2013 and the Phase 2b CLF trial in the second half of 2014.

We previously conducted the majority of our activities related to emricasan through our wholly-owned subsidiary, Idun Pharmaceuticals, Inc., or Idun, which we acquired from Pfizer Inc. in August 2010. In January 2013, the assets and rights related to emricasan were distributed from Idun to us for no consideration, at which time we spun off Idun, which became an independent company owned by our stockholders at that time. See “Certain Relationships and Related Person Transactions.” The following information is presented on a consolidated basis to include the accounts of Idun. All intercompany transactions and balances are eliminated in consolidation.

Since our inception, our primary activities have been organizational activities, including recruiting personnel, conducting research and development, including clinical trials and raising capital. To date, we have funded our operations primarily through sales of preferred stock and convertible promissory notes. From inception through March 31, 2013, we have received net proceeds of $60.0 million from such sales.

We have no products approved for sale, we have not generated any revenues to date and we have incurred significant operating losses since our inception. We have never been profitable and have incurred consolidated net losses of approximately $12.0 million and $8.7 million in the years ended December 31, 2011 and 2012, respectively, and $2.3 million for the three months ended March 31, 2013. As of March 31, 2013, we had an accumulated deficit of $61.1 million.

We expect to continue to incur significant operating losses and negative cash flows from operating activities for the foreseeable future as we continue the clinical development of emricasan and seek regulatory approval for and, if approved, pursue eventual commercialization of emricasan. As of March 31, 2013, we had cash, cash equivalents and short-term investments of approximately $5.1 million. In addition, (1) in May 2013, we issued $1.0 million in aggregate principal amount of convertible promissory notes, which notes will be automatically converted into 91,948 shares of our common stock in connection with the completion of this offering, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering), and (2) in July 2013, we borrowed $1.0 million under our credit facility entered into in July 2013. To fund further operations, we will need to raise additional capital. We may obtain additional financing in the future through the issuance of our common stock in this public offering, through other equity or debt financings or through collaborations or partnerships with other companies. Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering and our existing cash, cash equivalents and short-term investments, together with interest thereon, will be sufficient to fund our operations for at least the next 18 months. In particular, we expect that the net proceeds from this offering will allow us to complete our planned Phase 2b ACLF trial, Phase 2b/3 HCV-POLT trial and Phase 2b CLF trial. We will need to raise additional funds to complete additional clinical trials of emricasan, to fund regulatory filings for emricasan in the United States and the European Union and for potential commercialization of emricasan. However, successful transition to profitability is dependent upon achieving a level of revenues adequate to support our cost structure. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities and, unless and until we do, we will need to raise substantial additional capital through debt or equity financings or through collaborations or partnerships with other companies. We may not be able to raise additional capital on terms acceptable to us, or at all, and any failure to raise capital as and when needed could have a material adverse effect on our results of operations, financial condition and our ability to execute on our business plan. In its report on our consolidated financial statements for the year ended December 31, 2012, our independent registered public accounting firm included an explanatory paragraph expressing substantial doubt regarding our ability to continue as a going concern.

Financial Overview

Revenues

We currently have no products approved for sale, and we have not generated any revenues to date. We have not submitted any drug candidate for regulatory approval. In the future, we may generate revenues from a combination of milestone payments, reimbursements, and royalties in connection with any future collaboration we may enter into with respect to emricasan, as well as product sales from emricasan. However, we do not expect to receive revenues unless and until we receive approval for emricasan or potentially enter into collaboration agreements for emricasan. If we fail to achieve clinical success in the development of emricasan in a timely manner and/or obtain regulatory approval for this drug candidate, our ability to generate future revenues would be materially adversely affected.

Research and Development Expenses

The majority of our operating expenses to date have been incurred in research and development activities. In late 2011, we ceased clinical development of a product candidate, CTS-1027, which we licensed from Roche Palo Alto LLC and F. Hoffman-La Roche Ltd., or collectively Roche, in 2006. In early 2012, the rights to this product candidate reverted to Roche. Research and development expenses through 2011 were primarily devoted to this product candidate. Starting in late 2011, research and development expenses have been focused on the development of emricasan. Since acquiring emircasan, we have incurred approximately $9.9 million in the development of emricasan through March 31, 2013. Our business model is currently focused on the broad development of emricasan in various liver diseases and is dependent upon our continuing to conduct research and a significant amount of clinical development. Our research and development expenses consist primarily of:

•	expenses incurred under agreements with contract research organizations, or CROs, investigative sites and consultants that conduct our clinical trials and our preclinical studies;

•	employee-related expenses, which include salaries and benefits;
•	the cost of finalizing our chemistry, manufacturing and controls, or CMC, capabilities and providing clinical trial materials;
•	facilities, depreciation and allocated operating expenses; and
•	costs associated with other research activities and regulatory approvals.

Research and development costs are expensed as incurred.

At this time, due to the inherently unpredictable nature of preclinical and clinical development, we are unable to estimate with any certainty the costs we will incur in the continued development of emricasan. Clinical development timelines, the probability of success and development costs can differ materially from expectations.

We are currently focused on advancing emricasan in multiple indications and our future research and development expenses will depend on its clinical success. In addition, we cannot forecast with any degree of certainty whether emricasan will be the subject of future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Research and development expenditures will continue to be significant and will increase as we continue clinical development of emricasan over at least the next several years. We expect to incur significant development costs as we conduct our planned Phase 2b and Phase 3 clinical trials of emricasan, subject to receiving input from regulatory authorities.

The costs of clinical trials may vary significantly over the life of a project owing to factors that include but are not limited to the following:

•	per patient trial costs;
•	the number of patients that participate in the trials;
•	the number of sites included in the trials;
•	the countries in which the trial is conducted;
•	the length of time required to enroll eligible patients;
•	the number of doses that patients receive;
•	the drop-out or discontinuation rates of patients;
•	potential additional safety monitoring or other studies requested by regulatory agencies;
•	the duration of patient follow-up; and
•	the efficacy and safety profile of the drug candidate.

We do not expect emricasan to be commercially available, if at all, for at least the next several years.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive, finance, and business development functions. Other general and administrative expenses include facility costs, patent filing and maintenance costs, and professional fees for legal, consulting, auditing and tax services.

We anticipate that our general and administrative expenses will increase in future periods, reflecting an expanding infrastructure and increased professional fees associated with being a public reporting company.

In addition, if emricasan receives regulatory approval, we expect to incur increased expenses associated with building a sales and marketing team. Some expenses may be incurred prior to receiving regulatory approval of emricasan. We do not expect to receive any such regulatory approval for at least the next several years.

Interest Income

Interest income consists primarily of interest income earned on our cash and cash equivalents as well as our short-term investments.

Interest Expense

Interest expense consists primarily of coupon interest on our $1.0 million promissory note payable to Pfizer Inc.

Other Income (Expense)

Other income includes a one-time, non-operating transaction associated with the receipt of a federal investment tax credit in 2010.

Other Financing Income (Expense)

Other financing (expense) income consists of the acceleration of the remaining amortization of the debt discount and the revaluation of our convertible preferred stock warrants issued in conjunction with our 2010 bridge note financing.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our audited consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements and understanding and evaluating our reported financial results.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing contracts and purchase orders, reviewing the terms of our vendor agreements, communicating with our applicable personnel to identify services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known to us at that time.

Examples of estimated accrued research and development expenses include:

•	fees paid to CROs in connection with clinical studies;
•	fees paid to investigative sites in connection with clinical studies;
•	fees paid to vendors in connection with preclinical development activities; and
•	fees paid to vendors related to product manufacturing, development and distribution of clinical supplies.

We base our expenses related to clinical studies on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage clinical studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows and expense recognition. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual accordingly. Our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in our reporting changes in estimates in any particular period. We have not experienced any significant adjustments to our estimates to date. Clinical trial activities were minimal for the years ended December 31, 2011 and 2012, and the three months ended March 31, 2013.

Share-Based Compensation

We account for share-based compensation by measuring and recognizing compensation expense for all share-based payments made to employees and directors based on estimated grant date fair values. We use the straight-line method to allocate compensation cost to reporting periods over each optionee’s requisite service period, which is generally the vesting period. We estimate the fair value of our share-based awards to employees and directors using the Black-Scholes option pricing model. The Black-Scholes model requires the input of subjective assumptions, including the risk-free interest rate, expected dividend yield, expected volatility, expected term and the fair value of the underlying common stock on the date of grant, among other inputs.

The following table summarizes our weighted-average assumptions used in the Black-Scholes model to value employee option grants:

	Year Ended December 31,		Three Months Ended March 31,
	2011	2012	2013
			(unaudited)
Risk-free interest rate	1.18%-2.71%	0.78%-1.41%	0.95%-1.11%
Expected dividend yield	—	—	—
Expected volatility	70%-72%	69%-70%	69%-75%
Expected term (in years)	6.1	6.1	6.1

Risk-free Interest Rate. The risk-free interest rate assumption is based on zero-coupon U.S. Treasury instruments that have terms consistent with the expected term of our stock option grants.

Expected Dividend Yield. We used an expected dividend yield of zero because we have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future.

Expected Volatility. Due to our limited operating history, our status as a private company, and lack of company-specific historical and implied volatility, the expected volatility rate used to value stock option grants is estimated based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the pharmaceutical and biopharmaceutical industry in a similar stage of product development to us.

Expected Term. We utilize the SEC staff’s simplified method for estimating the expected term of stock option grants. Under this approach, the weighted-average expected term is presumed to be the average of the vesting term and the contractual term of the option.

Common Stock Value

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations using the Black-Scholes option pricing model. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, with input from management. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. Our assessments of the fair value of our common stock were done using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, our board of directors considered various objective and subjective factors to determine the fair value of our common stock, including: the conclusions of contemporaneous valuations of our common stock by an unrelated valuation specialist, external market conditions affecting the biopharmaceutical industry, trends within the biopharmaceutical industry, the superior rights and preferences of our preferred stock relative to our common stock at the time of each grant, our results of operations and financial position, the status of our research and development efforts, our stage of development and business strategy, the lack of an active public market for our common and our preferred stock, and the likelihood of achieving a liquidity event such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions.

Our assessment analyses were based on a methodology that first estimated the fair value of our business as a whole, or enterprise value. Once we determined the expected enterprise value we then adjusted for expected cash and debt balances, allocated value to the various stockholders, adjusted to present value and discounted for lack of marketability.

In valuing our common stock, the board of directors determined the equity value of our company by utilizing the market approach. The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded or privately held companies in the applicable industry or similar lines of business which are based on key metrics implied by the enterprise values or acquisition values of comparable publicly traded or privately held companies.

We then allocated the fair value of our company to each of our classes of stock using either the Option Pricing Method, or OPM, or the Probability Weighted Expected Return Method, or PWERM. The OPM treats common stock and convertible preferred stock as call options on an enterprise value, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preferences of our preferred stock at the time of a liquidity event such as a merger, sale or IPO, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option pricing model to price the call option. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a liquidity event and the estimated volatility of the equity securities. A discount for lack of marketability was applied to reflect the increased risk arising from the inability to readily sell the shares.

The PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. The future outcomes considered under the PWERM included private merger and acquisition sale outcomes, as well stay-private and dissolution scenarios. In the private merger and acquisition sale scenarios, a large portion of the equity value is allocated to the convertible preferred stock to incorporate the aggregate liquidation preferences. The fair value of the enterprise determined using the private merger and acquisition, stay-private and dissolution scenarios would be weighted according to the board of directors’ estimate of the probability of each scenario.

The key subjective factors and assumptions used in our valuations primarily consisted of: (i) the selection of the appropriate valuation model, (ii) the selection of the appropriate market comparable transactions, (iii) the financial forecasts utilized to determine future cash balances and necessary capital requirements, (iv) the probability and timing of the various possible liquidity events, (v) the estimated weighted average cost of capital and (vi) the discount for lack of marketability of our common stock.

Given the limited number of biopharmaceutical IPOs and public and private merger and acquisition, or M&A, transactions from 2010 through March 2013, we considered the population of all biopharmaceutical IPOs and all public and private biopharmaceutical M&A transactions, beginning with transactions in 2010 and including transactions through the related valuation date, across all stages of development and therapeutic areas. Certain very large and very small transactions were eliminated as outliers. The remaining comparables covered a wide range of therapeutic areas, addressable markets and stages of development. We generally selected the low end, average or high end of the comparables based on our assessment of which valuation was most likely, given the timing of each event, our expected development progress and financial condition at the expected liquidity event date.

At each valuation date, we used our then current budget or forecast, as approved by our board of directors, to determine our estimated financing needs and forecasted cash balances for each exit scenario and exit date. We then estimated the probability and timing of each potential liquidity event based on management’s best estimate taking into consideration all available information as of the valuation date, including the stage of clinical development of our lead drug candidate, industry clinical success rates, our expected near-term and long-term funding requirements, and an assessment of the current financing and biopharmaceutical industry environments at the time of the valuation.

Discussion of Specific Valuation Inputs

Over time, a combination of factors caused changes in the fair value of our common stock. The following summarizes the changes in value from January 2011 to March 31, 2013 and the major factors that caused each change.

During 2010 we focused our research and development expenses on CTS-1027, completing a series of clinical trials exploring anti-inflammatory and anti-viral properties of CTS-1027 in patients with Hepatitis C virus infection who had failed existing therapies. In addition, in August 2010, we augmented our product portfolio with the acquisition of Idun from Pfizer. The acquisition yielded multiple assets, including: emricasan, a preclinical stage candidate for oncology indications named IDN-13389 and a development agreement with Abbott Laboratories for an oncology drug candidate in multiple Phase 2 clinical trials. Emricasan continues to be held by us, while the rest of Idun was spun out to our shareholders in January 2013. At this time we are focusing our development efforts exclusively on emricasan.

We utilized this information when applying the market approach and a PWERM allocation method using multiple private M&A sale scenarios, a stay-private scenario, and a dissolution scenario. Each of these scenarios is based on a combination of the expected timing of future financing or liquidity events and the progress achieved in our clinical studies. As a result of the developments in our business and applying the common stock valuation methodology described above, we estimated the fair value of our common stock to be $0.99 per share as of January 1, 2011 with no significant developments occurring between January 1, 2011 and our February 17, 2011 grant. For option grants in February 2011 the board of directors deemed the fair value of the common stock to be $0.99 per share. We identified three private M&A exit scenarios—low, moderate, and high, a stay-private scenario, and a dissolution scenario in applying the PWERM method to determine the value of our common stock as of January 1, 2011. The private M&A scenarios contemplated a December 2012 potential exit date based on the then-current estimate of the next significant valuation inflection point related to the results of the clinical development of CTS-1027. We weighted the low M&A scenario at 40%, the moderate M&A scenario at 2.5%, the high M&A scenario at 2.5%, the stay private scenario at 20% and the dissolution scenario at 35%. We applied a discount for lack of marketability of 22% to each of the private M&A scenarios and also to the stay private scenario in determining the value of our common stock as of January 1, 2011.

March 2011 through December 2011: Throughout most of 2011, we continued to focus our research and development expenses on CTS-1027; however, in late 2011, we ceased clinical development of CTS-1027. Beginning in late 2011, we began focusing our research and development expenses on the development of emricasan. We utilized this information when applying the market approach and an OPM allocation method. As a result of the ceasing development of CTS-1027, our refocus on emricasan and the common stock valuation methodology described above, we estimated the fair value of our common stock to be $0.09 per share as of December 9, 2011. Because we ceased development of CTS-1027 and shifted our research and development focus to emricasan, we adopted an OPM allocation method to value our common stock. As a result of the shift in our research and development focus in late 2011 and related delay in achieving an exit event, it became too speculative to determine the potential liquidity options that might become available to us, making application of the PWERM allocation method unreliable. We applied a discount for lack of marketability of 20% in determining the value of the common stock as of December 9, 2011.

December 2011 through December 2012: Beginning in late 2011 and throughout 2012, we continued to focus our research and development efforts on the development of emricasan. These efforts involved evaluating existing data and meeting with the FDA to determine if there could be a course of action to reinitiate clinical development of emricasan. Although a course of action was determined late in 2012, the ability to lift the existing clinical hold on the development of emricasan was unknown and dependent upon the FDA evaluating new data and concluding we could reinitiate clinical development of emricasan. While a study was completed in late 2012 which we believed would lead to a conclusion that clinical development of emricasan could be reinstated, we were required to submit a new investigational new drug application, or IND, for emricasan which was filed in mid-December 2012. Throughout 2012, the potential to reinstate clinical development of emricasan was highly speculative and completely dependent upon the FDA’s approval of the IND. We expected a lengthy process of reviewing our IND, and the ultimate clearance of the IND was still highly uncertain. As a result, determining the potential liquidity options that might become available to us remained highly speculative which continued to make the PWERM allocation method unreliable. We utilized this information when applying the market approach and an OPM allocation method. For option grants in December 2011, March 2012, June 2012, July 2012, and December 2012 the board of directors deemed the fair value of our common stock to be $0.09 per share. We continued to apply an OPM allocation method in determining the value of our common stock because of the difficulty associated with determining the potential liquidity events that might have become available to us. We applied a discount for lack of marketability of 20% in determining the value of our common stock during this period.

January 2013 through February 2013: We continued to focus our research and development efforts on the development of emricasan. We utilized this information when applying the market approach and an OPM allocation method. For option grants as of January 1, 2013 and February 5, 2013, the board of directors deemed the fair value of our common stock to be $0.09 per share. We continued to apply an OPM allocation method in determining the value of our common stock because of the difficulty associated with determining the potential liquidity events that might have become available to us as we had just received approval of the IND, had minimal funding, and had to finalize our strategy for the course of action for the reintroduction of clinical development of emricasan, including funding for the reintroduction. We applied a discount for lack of marketability of 20% in determining the value of our common stock during this period.

March 2013: As a result of the FDA formally lifting emricasan from clinical hold in the United States, and consideration of the potential liquidity events that might have become available to us, including a potential IPO during this period, we applied a PWERM allocation method in determining the value of our common stock. We utilized this information when applying the market approach and a PWERM allocation method using multiple IPO scenarios, a stay-private scenario, and a dissolution scenario. As a result of the developments in our business and applying the common stock valuation methodology described above, we estimated the fair value of our common stock to be $2.31 per share as of March 7, 2013. We identified two IPO scenarios – low and high, a stay-private scenario, and a dissolution scenario in applying the PWERM method to determine the value of or common stock as of March 7, 2013. We weighted the low IPO scenario at 15%, the high IPO scenario at 25%, the stay-private scenario at 40%, and the dissolution scenario at 20%. We applied a discount for lack of marketability of 10% in the low IPO scenario, 15% in the high IPO scenario, and 30% in the stay private scenario in determining the value of our common stock as of March 7, 2013.

Initial Public Offering

On July 5, 2013, we and the underwriters determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of that price range is $11.00 per share. In comparison, our estimate of the fair value of our common stock as of March 7, 2013 was $2.31 per share. We believe that the difference between the fair value of our common stock as of March 7, 2013 and the midpoint of the estimated price range for this offering is primarily the result of the following factors and positive developments with respect to our business that occurred subsequent to March 7, 2013:

•

the PWERM method uses a probability weighted approach as described above, and the resulting estimate of the fair value of our common stock as of March 7, 2013 reflected the potential for alternative liquidity events, which decreases the estimated fair value due to the combination of (i) the mix of other expected business equity values that were lower in the alternative liquidity events scenario than in the IPO scenario and (ii) the application of a discount for lack of marketability; conversely, the midpoint of the estimated price range for this offering necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount for lack of marketability, as an active trading market for the common stock will exist following the IPO. As a result, the midpoint of the estimated price range for this offering was neither reduced by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability;

•	we completed the design of our clinical trials for emricasan in patients with HCV-POLT and in patients with ACLF;

•

we filed our clinical trial application, or CTA, for the ACLF Phase 2b clinical trial, and received a notice of acceptance of the CTA from the regulatory authority in the United Kingdom, which will enable us to begin our ACLF Phase 2b clinical trial;

•

we completed our scientific advice package for HCV-POLT and submitted it to the European Medicines Agency, or EMA, in connection with which face-to-face meetings with the EMA have been scheduled for July 2013; and

•

15,576,789 shares of our convertible preferred stock were converted into 1,557,678 shares of common stock (or 188,808 shares of common stock after giving effect to the reverse split of our common stock), which reduced the total outstanding shares of our capital stock by approximately 15%, resulting in a corresponding increase in the value of each share of our capital stock.

Summary of Stock Option Grants

The following table sets forth the exercise price and the fair market value of our common stock at the date of grant for all option grants from January 1, 2011 to July 8, 2013:

Grant Date	Number of Shares Subject to Options Granted	Exercise Price per Share	Common Stock Fair Market Value per Share at Date of Grant
February 17, 2011	445,449	$0.99	$0.99
December 9, 2011	163,690	$0.09	$0.09
March 22, 2012	3,030	$0.09	$0.09
June 1, 2012	1,212	$0.09	$0.09
July 9, 2012	36,362	$0.09	$0.09
December 7, 2012	158,993	$0.09	$0.09
January 1, 2013	2,121	$0.09	$0.09
February 5, 2013	12,121	$0.09	$0.09
March 7, 2013	19,393	$2.31	$2.31

Total share-based compensation expense included in the consolidated statement of operations was allocated as follows:

	Year Ended December 31,		Three Months Ended March 31, (unaudited)
	2011	2012	2012	2013
Research and development	$87,581	$84,664	$23,207	$12,848
General and administrative	72,109	59,360	17,859	8,570

Total	$159,690	$144,024	$41,066	$21,418

Total share-based compensation expense related to unvested stock option grants not yet recognized as of March 31, 2013 was approximately $44,000 and the weighted-average period over which these grants are expected to vest is 3.5 years.

Based on the assumed initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), the intrinsic value of stock options outstanding as of March 31, 2013 would be $5,946,125, of which $5,228,203 and $717,922 would have been related to stock options that were vested and unvested, respectively, at that date.

Convertible Preferred Stock Warrant Liability

We have issued freestanding warrants exercisable for shares of our Series A convertible preferred stock. These warrants are classified a liability in the accompanying consolidated balance sheets, as the terms for redemption of the underlying security are outside our control. The warrants are recorded at fair value using the Black-Scholes option pricing model. The fair value of all warrants, except as noted below, is remeasured at each financial reporting date with any changes in fair value being recognized in other financing income (expense), a component of other income (expense), in the accompanying consolidated statements of operations. We will continue to re-measure the fair value of the warrant liability until: (i) exercise, which is expected to occur immediately prior to the completion of this offering, (ii) expiration of the related warrant, or (iii) conversion of the convertible preferred stock underlying the security into common stock, at which time the warrants will be classified as a component of stockholders’ equity and will no longer be subject to remeasurement.

Net Operating Loss and Research and Development Tax Credit Carryforwards

As of December 31, 2012, we had federal and California tax net operating loss carryforwards of $52.3 million and $51.2 million, respectively, which begin to expire in 2025 and 2015, respectively, unless previously utilized. As of December 31, 2012, we also had federal and California research and development tax credit carryforwards of $1.3 million and $745,000, respectively. The federal research and development tax credit carryforwards will begin to expire in 2026. The California research and development tax credit carryforwards are available indefinitely.

Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended. The annual limitation may result in the expiration of our net operating losses and credits before we can use them. We have recorded a valuation allowance on all of our deferred tax assets, including our deferred tax assets related to our net operating loss and research and development tax credit carryforwards.

JOBS Act

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier.

Results of Operations

Comparison of the Three Months Ended March 31, 2012 and 2013

Research and Development Expenses. Research and development expenses were $1.2 million in the three months ended March 31, 2012, as compared to $968,000 for the same period in 2013. The decrease of $0.2 million was primarily due to the decreased preclinical studies in 2013 related to the development of emricasan. For the three months ended March 31, 2012, external research and development expenses included $561,000 for the conduct of preclinical and CMC studies and payments to consultants related to clinical trial design for emricasan. The remainder were incurred in connection with the termination of the CTS-1027 clinical trial. For the three months ended March 31, 2013, external research and development expenses included $357,000 for the conduct of preclinical and CMC studies and payments to consultants related to clinical trial design for emricasan. Research and development related payroll expenses were $495,000 for the three months ended March 31, 2012 and $611,000 for the same period in 2013.

General and Administrative Expenses. General and administrative expenses were relatively unchanged at $750,000 and $749,000 in the three months ended March 31, 2012 and 2013, respectively.

Changes in components of Other Income (Expense) were as follows:

Interest Income. Interest income was $8,000 and $100 for the periods ended March 31, 2012 and 2013, respectively.

Interest Expense. Interest expense was unchanged at $18,000 for the periods ended March 31, 2012 and 2013.

Other Income (Expense). Other income was $9,000 for the three months ended March 31, 2012, as compared to other expense of $16,000 for the same period in 2013 caused by currency fluctuation in the conversion of U.S. dollars to pounds sterling.

Other Financing Income (Expense). Other financing income for the three months ended March 31, 2012 was $9,000, while other financing expense for the same period in 2013 was $547,000. Other financing income (expense) for the two periods represent the revaluation of Series A convertible preferred stock warrants issued in connection with the 2010 bridge notes.

Comparison of the Years Ended December 31, 2011 and 2012

Research and Development Expenses. Our research and development expenses were $9.5 million and $5.5 million for the years ended December 31, 2011 and 2012, respectively. These expenses decreased primarily due to the discontinuation in 2011 of CTS-1027. External research and development expenses for CTS-1027 were $6.2 million in 2011 and less than $100,000 in 2012. In 2011, the expenses consisted primarily of $5.6 million for payments to CROs and clinical trial sites and expenses related to drug substance procurement and processing, each in connection with the conduct of our clinical trial. The remainder was primarily spent on CMC studies. Research and development expenses for CTS-1027 in 2012 consisted primarily of expenses associated with the termination of the clinical trial. External research and development expenses for emricasan were $1.5 million in 2011 and $3.5 million in 2012. Substantially all of the expenses in 2011 were for the conduct of our preclinical and CMC studies. Research and development expenses in 2012 included $2.5 million for expenses associated with preparing for clinical trials, including payments to consultants related to clinical trial design and regulatory submissions and the conduct of CMC studies. The remainder was primarily for the conduct of preclinical studies. Research and development related payroll expenses were $1.8 million in 2011 and $2.0 million in 2012. The increase of $200,000 is primarily due to the addition of a chief medical officer in late 2011. Our current research and development expenses are focused on emricasan.

General and Administrative Expense. General and administrative expenses increased from $2.9 million for the year ended December 31, 2011 to $3.1 million for the year ended December 31, 2012. The increase in these expenses is primarily associated with the addition of personnel and travel expenses.

Changes in components of Other Income (Expense) were as follows:

Interest Income. Interest income decreased slightly from $28,000 for the year ended December 31, 2011 to $26,000 for the year ended December 31, 2012. Interest income consists of interest earned on our cash and investment balances. Our interest income has not been significant due to nominal cash and investment balances and low interest earned on invested balances.

Interest Expense. Interest expense decreased from $114,000 for the year ended December 31, 2011 to $70,000 for the year ended December 31, 2012. The decrease was due to the conversion of convertible promissory notes that we issued in a 2010 bridge financing, or the 2010 bridge notes, into shares of our Series B convertible preferred stock in 2011, which resulted in no further interest charges on these notes.

Other Income (Expense). Other income (expense) remained relatively unchanged for the year ended December 31, 2011 compared to the year ended December 31, 2012.

Other Financing Income (Expense). Other financing income was $455,000 for the year ended December 31, 2011 compared to other financing expense of $92,000 for the year ended December 31, 2012. This decrease was due to the acceleration of the remaining amortization of the debt discount related to the 2010 bridge notes upon their conversion in 2011, offset by the revaluation of Series A convertible preferred stock warrants issued in connection with the 2010 bridge notes.

Liquidity and Capital Resources

We have incurred losses since inception and negative cash flows from operating activities for the years ended December 31, 2011 and 2012 and three months ended March 31, 2013. As of March 31, 2013, we had an accumulated deficit of $61.1 million. We anticipate that we will continue to incur net losses for the foreseeable future as we continue the development and potential commercialization of emricasan and incur additional costs associated with being a public company.

From our inception through March 31, 2013, we have funded our operations primarily through private placements of equity and convertible debt securities. As of March 31, 2013, we had cash, cash equivalents and short-term investments of approximately $5.1 million. To fund further operations, we will need to raise additional capital. The report of our independent registered public accounting firm on our audited consolidated financial statements for the year ended December 31, 2012 includes an explanatory paragraph stating that our recurring losses from operations and a net capital deficiency raise doubt about our ability to continue as a going concern. If we are unable to obtain additional financing on commercially reasonable terms, our business, financial condition and results of operations will be materially adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements. We may obtain additional financing in the future through the issuance of our common stock in this public offering, through other equity or debt financings or through collaborations or partnerships with other companies. We estimate that our net proceeds from this offering will be approximately $48.8 million, based upon an assumed initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

In May 2013, we issued $1.0 million in aggregate principal amount of convertible promissory notes, which notes will be automatically converted into 91,948 shares of our common stock in connection with the completion of this offering, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering).

On July 3, 2013, we entered into a loan and security agreement, or the credit facility, with Oxford Finance LLC, as collateral agent and a lender, or Oxford, and certain other lenders party thereto from time to time, or the lenders, including Silicon Valley Bank, or SVB. The credit facility provides funding for an aggregate principal amount of up to $15.0 million. The first term loan of the credit facility was funded on July 3, 2013 in the aggregate principal amount of $1.0 million. A second term loan of up to an aggregate principal amount of $6.0 million will be funded at our request (subject to customary conditions for funding) provided that this offering is completed and results in net proceeds to us of greater than $40.0 million and such second funding occurs prior to the earlier of 90 days after the completion of this offering or October 31, 2013. A third term loan of up to an aggregate principal amount of $8.0 million will also be funded at our request (subject to customary conditions for funding) provided that we complete this offering on the terms above, receive positive results from our Phase 2b ACLF clinical trial and such third funding occurs prior to June 30, 2014. The proceeds of the credit facility will be used solely as working capital and to fund our general business requirements. The credit facility is secured by substantially all of our personal property other than our intellectual property, and the term loans extended under the credit facility are evidenced by secured promissory notes issued to each lender.

Each term loan under the credit facility bears interest at a fixed annual rate equal to the greater of (i) 7.75% and (ii) the sum of (a) the three-year U.S. Treasury note rate plus (b) 7.40%, as determined on the funding date of each term loan. We are required to make interest-only payments on the first term loan through August 1, 2014. If the second and third term loans are funded, we are required to make interest-only payments on these term loans through the first day of the 12th month following the respective funding date of each term loan. All outstanding term loans under the credit facility will begin amortizing at the end of the interest-only period, with monthly payments of principal and interest being made by us to the lenders in 30 consecutive monthly installments following such interest-only period. The first term loan under the credit facility matures on January 1, 2017, and the second and third term loans each mature on the first day of the 30th month following the end of the applicable interest-only period. Upon repayment of each term loan, we are also required to make a final payment to the lenders equal to 5.0% of the original principal amount of such term loan.

The credit facility includes affirmative and negative covenants applicable to us and any subsidiaries we create in the future. The affirmative covenants include, among others, covenants requiring us to maintain our legal existence and governmental approvals, deliver certain financial reports, maintain insurance coverage, and maintain at least 51.0% of our deposit, securities and commodities accounts with SVB. The negative covenants include, among others, restrictions on us transferring collateral, incurring additional indebtedness, engaging in mergers or acquisitions, paying dividends in cash or making other distributions, making investments, creating liens, selling assets, and suffering a change in control, in each case subject to certain exceptions. Additionally, we have a period of 60 days or more after the closing of the credit facility in order to (i) enter into control agreements for accounts that we may keep open outside of SVB, (ii) close certain other accounts and (iii) enter into a landlord agreement on our leased property and a bailee waiver with a subcontractor. During this post-close period, we are required to maintain an amount of cash in our accounts with SVB of not less than the $1.0 million that the lenders have funded to us on the closing date of the credit facility.

The credit facility also includes events of default, the occurrence and continuation of which provide Oxford, as collateral agent, with the right to exercise remedies against us and the collateral securing the term loans under the credit facility, including foreclosure against our properties securing the credit facilities, including our cash. These events of default include, among other things, our failure to pay any amounts due under the credit facility, a breach of covenants under the credit facility, our insolvency, investor abandonment, impairment in the perfection or priority of each lender’s security interest in the collateral, the occurrence of any default under certain other indebtedness in an amount greater than $250,000, our failure to obtain or maintain material governmental approvals, and a final judgment against us in an amount greater than $250,000.

The following table sets forth a summary of the net cash flow activity for each of the periods set forth below:

	Year Ended December 31,		Three Months Ended March 31, (unaudited)
	2011	2012	2012	2013
Net cash used in operating activities	$(12,095,572)	$(8,564,207)	$(2,635,029)	$(2,431,335)
Net cash (used in) provided by investing activities	(13,988,575)	9,511,374	3,127,132	3,725,000
Net cash provided by (used in) financing activities	26,424,333	16,085	12,735	(489,270)

Net increase in cash and cash equivalents	$340,186	$963,252	$504,838	$804,395

Net cash used in operating activities was $2.6 million for the three months ended March 31, 2012 as compared to $2.4 million for the same period in 2013. Net cash used in operating activities was $12.1 million and $8.6 million for the years ended December 31, 2011 and 2012, respectively. The primary use of cash was to fund our operations related to the development of our product candidates in each of these years.

Net cash provided by investing activities was $3.1 million and $3.7 million for the three months ended March 31, 2012 and 2013, respectively. Net cash provided by investing activities during these periods consisted primarily of cash received from the sales and maturities of marketable securities. During the year ended December 31, 2011, investing activities used cash of $14.0 million, primarily due to purchases of marketable securities. During the year ended December 31, 2012, investing activities provided cash of $9.5 million consisting primarily of proceeds from maturities of marketable securities.

Financing activities in the three months ended March 31, 2012 provided net cash of $13,000 compared to $489,000 used during the period ended March 31, 2013 and consisted of proceeds received from the exercise of stock options in 2012. Net cash used during the period ended March 31, 2013 consisted primarily of the distribution to the wholly owned subsidiary in connection with the spin-off of Idun. Financing activities in the year ended December 31, 2011 provided net cash of $26.4 million, compared to $16,000 during the year ended December 31, 2012. Financing activities in 2011 consisted of the issuance of 36,417,224 shares of Series B convertible preferred stock. Financing activities in 2012 consisted of the exercise of common stock options.

We believe that our existing cash, cash equivalents and short-term investments and the estimated net proceeds from this offering, together with interest thereon, will be sufficient to meet our anticipated cash requirements for at least the next 18 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.

Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the initiation, progress, costs and results of our planned Phase 2b and Phase 3 clinical trials of emricasan;
•	the outcome, timing and cost of regulatory approvals;
•	the costs and timing of establishing sales, marketing and distribution capabilities, if emricasan is approved;
•	delays that may be caused by changing regulatory requirements;
•	the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims; and
•	the extent to which we acquire or invest in businesses, products or technologies.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic partnerships and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic partnerships or licensing arrangements with third parties, we may have to relinquish valuable rights to emricasan, our other technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market emricasan even if we would otherwise prefer to develop and market emricasan ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at March 31, 2013:

	Payments Due by Period
	Total	Less than 1 Year	1- 3 Years	3- 5 Years	More than 5 Years
Long-term debt	$1,000,000	—	—	—	$1,000,000
Interest on long-term debt	513,333	70,000	140,000	140,000	163,333
Operating lease obligations	38,514	38,514	—	—	—

Total	$1,551,847	$108,514	$140,000	$140,000	$1,163,333

Our commitments for operating leases relate primarily to our lease of office space in San Diego, California.

Our commitment for long-term debt relates to the $1.0 million promissory note issued to Pfizer in July 2010. The note bears interest at a rate of 7% per annum and matures in July 2020, subject to acceleration upon specified events of default. Interest is payable on a quarterly basis during the term of the note. In July 2013, the note was amended to become convertible into shares of our common stock following the completion of this offering, at the option of the holder, at a price per share equal to the fair market value of our common stock on the date of conversion.

Under our July 2010 stock purchase agreement with Pfizer, we will be required to make payments to Pfizer totaling $18.0 million upon the achievement of specified regulatory milestones related to emricasan. As the timing of when these payments will actually be made is uncertain and the payments are contingent upon the completion of future activities, we have excluded these potential payments from the contractual obligations table above.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements (as defined by applicable regulations of the Securities and Exchange Commission) that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Related Party Transactions

For a description of our related party transactions, see “Certain Relationships and Related Person Transactions.”

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our cash, cash equivalents and short-term investments as of March 31, 2013 consisted of cash, money market funds, municipal bonds and corporate debt securities. We are exposed to market risk related to fluctuations in interest rates and market prices. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operation.

Our long-term debt bears interest at a fixed rate and therefore has minimal exposure to changes in interest rates.

Effects of Inflation

We do not believe that inflation and changing prices had a significant impact on our results of operations for any periods presented herein.

BUSINESS

Overview

We are a biotechnology company focused on the development and commercialization of novel medicines to treat liver disease. We are developing our lead compound, emricasan, for the treatment of patients in orphan populations with chronic liver disease and acute exacerbations of chronic liver disease. To date, emricasan has been studied in over 500 subjects in ten clinical trials. In a randomized Phase 2b clinical trial in patients with liver disease, emricasan demonstrated a statistically significant, consistent, rapid and sustained reduction in elevated levels of two key biomarkers of inflammation and cell death, alanine aminotransferase, or ALT, and cleaved Cytokeratin 18, or cCK18, respectively, both of which are implicated in the severity and progression of liver disease. Our initial development strategy targets indications for emricasan with high unmet clinical need in orphan patient populations, such as patients with acute-on-chronic liver failure, or ACLF, chronic liver failure, or CLF, and patients who have developed liver fibrosis post-orthotopic liver transplant due to Hepatitis C virus infection, or HCV-POLT.

Emricasan is a first-in-class, orally active caspase protease inhibitor designed to reduce the activity of enzymes that mediate inflammation and cell death, or apoptosis. We believe that by reducing the activity of these enzymes, emricasan has the potential to interrupt the progression of liver disease. We have observed compelling preclinical and clinical trial results that suggest emricasan may have clinical utility in slowing progression of liver diseases regardless of the original cause of the disease. In particular, we have completed two placebo-controlled Phase 2 trials in patients with liver disease showing statistically significant reductions in ALT levels that occur rapidly, within as little as one day after initiation of therapy, and are maintained throughout the treatment period. In our 204-patient Phase 2b trial, we also measured cCK18, an important biomarker of apoptosis and disease severity. Statistically significant reductions in cCK18 were demonstrated in this trial as early as three hours post-dosing and were maintained for the duration of dosing. Emricasan has been generally well-tolerated in all of the clinical studies.

Liver disease can result from injury to the liver caused by a variety of insults, including Hepatitis C virus, or HCV, Hepatitis B virus, or HBV, obesity, chronic excessive alcohol use or autoimmune diseases. Regardless of the underlying cause of the disease, there are important similarities in the disease progression including increased inflammatory activity and excessive liver cell apoptosis, which if unresolved leads to fibrosis. Fibrosis, if allowed to progress, will lead to cirrhosis, or excessive scarring of the liver, which may result in reduced liver function. Some patients with liver cirrhosis have a partially functioning liver and may appear asymptomatic for long periods of time, which is referred to as compensated liver disease. When the liver is unable to perform its normal functions this is referred to as decompensated liver disease. ACLF occurs in patients who have compensated or decompensated cirrhosis but are in relatively stable condition until an acute event sets off a rapid worsening of liver function. Patients with CLF suffer from continual disease progression which may eventually lead them to require orthotopic liver transplantation. Patients with HCV who receive orthotopic liver transplants, in which the diseased liver is replaced by a donor liver, will have their HCV infections recur. Many of these HCV-POLT patients will experience accelerated development of fibrosis and progression to cirrhosis of the transplanted liver due to the recurrence of HCV.

The National Institutes of Health, or NIH, estimates that 5.5 million Americans have chronic liver disease or cirrhosis, and liver disease is the twelfth leading cause of death in the United States. According to the European Association for the Study of the Liver, or EASL, 29 million Europeans have chronic liver disease and liver disease represents approximately two percent of deaths annually. In the United States, more than 5,000 liver transplants are performed in adults and more than 500 in children annually, with approximately 17,000 subjects still awaiting transplant. We are planning to study the effectiveness of emricasan in defined subsets of patients with liver disease. ACLF, CLF and HCV-POLT are potential orphan indications in both the United States and European Union, or the EU. We estimate that the target populations for emricasan in these indications in the United States and the EU are approximately 150,000 ACLF patients, 10,000 CLF patients and 50,000 HCV-POLT patients.

We have designed a comprehensive clinical program to demonstrate the therapeutic benefit of emricasan across the spectrum of fibrotic liver disease. We plan to study emricasan in patients with rapidly progressing fibrosis (HCV-POLT) as well as in patients with established liver cirrhosis and decompensated liver disease (ACLF and CLF). In the HCV-POLT population where progression of fibrosis is particularly rapid, we plan to assess whether emricasan can arrest this progression which eventually leads to cirrhosis and ultimately liver failure. If emricasan demonstrates the ability to halt the progression of fibrosis, we believe this could serve as a basis to study emricasan in additional indications in liver disease in the future. Our planned trials in ACLF will evaluate whether emricasan can halt the progression of decompensation to multi-organ failure or death in an acutely decompensating cirrhotic patient population. Our planned trials in CLF will assess whether emricasan can stabilize decompensation and provide patients with chronic decompensation additional time to obtain a liver transplant. Our clinical development plan for emricasan includes a Phase 2b clinical trial in ACLF patients, a Phase 2b clinical trial in CLF patients, and a Phase 3 pivotal trial in HCV-POLT patients. We expect to initiate the Phase 2b ACLF trial and the Phase 3 HCV-POLT trial (currently designated a Phase 3 registration study in the EU and a Phase 2b study in the United States) in the second half of 2013 and the Phase 2b CLF trial in the second half of 2014.

(1)	This trial is currently designated a Phase 3 registration study in the EU and a Phase 2b study in the United States and we therefore sometimes refer to this trial as the Phase 2b/3 HCV-POLT trial.

Our Team

Our management team is comprised of the former senior executives of Idun Pharmaceuticals Inc., or Idun, and our Chief Medical Officer was the clinical program leader for emricasan during its development at Pfizer Inc. At Idun, these senior executives discovered and led the development of emricasan, Idun’s lead asset, which was then known as IDN-6556, until the company was sold to Pfizer in July 2005 for approximately $298 million. We acquired the global rights to emricasan from Pfizer, where it was known as PF-3491390, in July 2010. At both Idun and Pfizer, emricasan was being developed for the treatment of liver fibrosis. As a result of our collective experience, we believe we can successfully develop emricasan for the treatment of acute-on-chronic and chronic liver diseases, including ACLF, CLF, and HCV-POLT.

Our Strategy

Our strategy is to develop and commercialize medicines to treat liver disease and associated fibrotic indications in areas of high unmet medical need. The key elements of our strategy are to:

•

Develop emricasan as a treatment for liver diseases in orphan patient populations. We believe that by inhibiting the caspases responsible for inflammation and apoptosis in the liver, emricasan has the potential to stabilize and improve liver function and to slow liver fibrosis progression in patients with liver disease. We are focused on developing emricasan for orphan patient populations with high unmet medical needs, including ACLF, CLF and HCV-POLT. We believe that because these indications represent targeted patient populations, the size and cost of the required clinical trials will be manageable for a company of our size.

•

Pursue accelerated pathways for regulatory approval in the United States and EU. Based on our discussions with regulatory authorities in the United Kingdom and Germany, we have designed clinical studies for both HCV-POLT and ACLF that could suffice as single registration studies for each indication in the EU if the results are compelling. The U.S. Food and Drug Administration, or FDA, may require additional registration trials for

HCV-POLT. We plan to discuss our registration strategy for ACLF and CLF with the FDA after we have received data from our planned Phase 2b ACLF study. We believe that our planned Phase 2b CLF trial may have the potential to serve as a second registration trial for the ACLF indication, should one be required.

•

Build our own sales and marketing capabilities to commercialize emricasan for indications that target orphan patient populations in North America and Europe. If emricasan is approved for ACLF, CLF and/or HCV-POLT in North America and/or Europe, we intend to build our own commercial organization to market the product for these indications. Specifically, we plan to build a focused, specialized sales force to target the key physicians who treat these indications in these geographic locations, including hepatologists and other liver specialists in tertiary care and transplant centers.

•

Evaluate strategic partnerships to maximize the commercial potential of emricasan. We plan to evaluate opportunities to partner emricasan with pharmaceutical companies that have established sales and marketing capabilities in regions outside of North America and Europe. We may also partner with a pharmaceutical company that has global capabilities to evaluate emricasan in non-orphan indications for which we believe it may also be effective, such as liver fibrosis from viral hepatitis, alcoholic hepatitis and non-alcoholic steatohepatitis, or NASH.

Overview of Liver Disease

The liver is the largest internal organ in the human body and its proper function is indispensable for many critical metabolic functions, including the regulation of lipid and sugar metabolism, the production of important proteins, including those involved in blood clotting, and purification of blood. There are over 100 described diseases of the liver, and because of its many functions, these can be highly debilitating and life-threatening unless effectively treated. Common causes of liver disease include viral infections, such as HCV and HBV, obesity, chronic excessive alcohol use or autoimmune diseases. Many people with active liver disease remain undiagnosed largely because liver disease patients are often asymptomatic for many years. The NIH estimates that 5.5 million Americans have chronic liver disease or cirrhosis, and liver disease is the twelfth leading cause of death in the United States. According to the EASL, 29 million Europeans have chronic liver disease and liver disease represents approximately two percent of deaths annually.

Liver disease is often first detected as active hepatitis, which is defined as inflammation of the liver. Hepatitis is easily detected by a routine laboratory test to measure blood levels of the liver enzyme ALT. ALT is elevated in almost all liver diseases and represents an overall measure of liver inflammation and liver cell death. As liver disease progresses, fibrotic scar tissue will begin to replace healthy liver tissue and over time will reduce the liver’s ability to function properly. A liver biopsy is used to diagnose fibrosis and determine how much liver scarring has developed. If fibrosis is allowed to progress, it will lead to cirrhosis. As liver cirrhosis becomes progressively worse, all aspects of liver function will dramatically decline.

Some patients with liver cirrhosis have a partially functioning liver, which is referred to as compensated liver disease, and may appear asymptomatic for long periods of time. When the liver is unable to perform its normal functions this is referred to as decompensated liver disease. ACLF occurs in patients who are in relatively stable condition until an acute event sets off a rapid deterioration of liver function. The morbidity and mortality of the patient population with ACLF we plan to study is high, with approximately 45% of patients dying or progressing to multi-organ failure or requiring transplant within 28 days of hospitalization as a result of the acute decompensating episode. If the patient survives the acute decompensating event, they may return to a stable state. Patients with CLF suffer from continual disease progression which may eventually lead them to require liver transplantation. Despite advances in liver transplantation, morbidity and mortality in the CLF patient population remains high with some patients ineligible for a liver transplant and others unable to be matched with a suitable donor liver.

Patients who receive liver transplants as a result of HCV infection are at risk of accelerated fibrosis of the transplanted liver. This occurs because residual HCV is still present in the patient’s blood and can immediately infect the new liver, thus increasing the risk of accelerated inflammation and fibrosis. This patient population is referred to as HCV-POLT. Liver fibrosis can be scored using the standard Ishak Fibrosis Score, which stages the severity of fibrosis and/or cirrhosis on a 0-6 scale. Approximately 55% of the patient population we plan to study will progress more than one stage in fibrosis score within two years of transplant and 50% of these HCV-POLT patients will have stage 3 fibrosis within five years after their transplants. If emricasan demonstrates the ability to halt the progression of fibrosis in the HCV-POLT population, we believe that this could serve as a basis to evaluate emricasan for additional indications in patients at earlier stages of liver fibrosis resulting from HCV, HBV, obesity, chronic excessive alcohol use or autoimmune diseases.

The Role of Apoptosis, Necrosis and Inflammation in Liver Disease

The death of cells and resulting inflammation play an important role in the progression of many liver diseases. In general, cells can die by either of two major mechanisms, apoptosis, a form of programmed cell death, or necrosis. Both of these mechanisms can produce a state of acute and/or chronic inflammation as shown in Figure 1.

Figure 1. Apoptosis and Necrosis: The Two Main Pathways of Liver Cell Death

High levels of noxious stimuli can rapidly overwhelm the cell’s natural protective mechanisms, leading to a rupture of the cell and subsequent release of its contents into the surrounding tissue. This process is known as necrosis and results in a highly pro-inflammatory response, further damaging the surrounding tissue. In contrast, the programmed cell death mechanism, termed apoptosis, is a highly controlled and tightly regulated process that involves the orderly condensation and dismantling of the cell leading to its subsequent rapid and specific removal from the surrounding tissue by specialized cells. However, under conditions of excessive stress as often observed in disease, the production of apoptotic cells outpaces the body’s ability to effectively remove them from the surrounding tissue. This results in an accumulation of shed cell fragments known as apoptotic bodies which are taken up by surrounding cells and can stimulate additional cell death. Disease-driven excessive apoptosis results in the development of scar tissue or fibrosis which can lead to tissue destruction and eventually reduce the capacity of an organ to function normally.

Markers of Liver Cell Death

ALT is an enzyme that is produced in liver cells and is naturally found in the blood of healthy individuals. In liver disease, liver cells are damaged and as a consequence, ALT is released into the blood increasing ALT levels above the normal range. Physicians routinely test blood levels of ALT to monitor the health of a patient’s liver. ALT level is a clinically important biochemical marker of the severity of liver inflammation and ongoing liver disease. Elevated levels of ALT represent general markers of liver cell death and inflammation without regard to any specific mechanism. Aspartate aminotransferase, or AST, is a second enzyme found in the blood that is produced in the liver and routinely measured by physicians along with ALT. As with ALT, AST is often elevated in liver disease and, like ALT, is considered an overall marker of liver inflammation. We have measured both ALT and AST levels in our clinical studies, and have observed similar effects of emricasan on both enzymes. However, because ALT is considered more liver specific and the pattern of changes we have observed in AST levels has been similar to those seen in ALT levels, our discussion will focus primarily on ALT.

Another important marker of liver cell death is a protein fragment called cCK18. During apoptosis, a key structural protein within the cell called Cytokeratin 18, or CK18, is specifically cleaved by caspases which results in the release of cCK18 into the blood stream. cCK18 is easily detected in the blood with a commercially-available test and is a mechanism-specific biomarker of apoptosis and caspase activity. Importantly, cCK18 is also present in healthy subjects and multiple studies have demonstrated an approximate basal level in healthy subjects.

Numerous independent clinical trials and published studies have demonstrated the utility of cCK18 for detecting and gauging the severity of ongoing liver disease across a variety of disease etiologies. These studies have demonstrated correlations between disease and cCK18 levels in patients with ACLF, CLF, HCV, NASH and various other liver disease indications. For example, it has been shown that in HCV patients, the severity of liver disease was correlated with cCK18 levels and apoptosis, such that the more severe the disease, the higher the serum level of cCK18. In ACLF patients, studies have shown that blood levels of cCK18 were higher in non-surviving patients than in patients that survived. In CLF patients, studies have shown that cCK18 levels are elevated and correlate with liver inflammation and cholestasis. In patients with recurrent HCV-POLT, it has been shown that cCK18 levels and apoptosis were significantly elevated in liver biopsies as determined by immunohistochemical analysis. We believe these studies demonstrate the relationship between elevated cCK18 levels and severity of liver disease and that cCK18 is a valid and important biomarker of excessive apoptosis in liver disease.

The Model for End-Stage Liver Disease, or MELD, is a scoring system for assessing the severity of chronic liver disease. MELD is a composite score that is calculated using bilirubin levels, creatinine levels and International Normalized Ratio, or INR, which is a tool for assessing blood clotting times. MELD scores, which range from 6-40, are considered to be a valuable predictor of three-month survival. MELD score is also generally used to prioritize patients on the liver transplant list, with the average MELD score of 20 in patients undergoing liver transplant. In our planned clinical trials, we will study a subset of patients with ACLF and CLF who have MELD scores ranging from 20 to 30.

Emricasan

Emricasan is a first-in-class, proprietary and orally active caspase protease inhibitor designed to slow or halt the progression of chronic liver disease caused by fibrosis and cirrhosis. To date, emricasan has been administered to over 500 subjects in six Phase 1 and four Phase 2 clinical trials, and has been generally well-tolerated in both healthy volunteers and patients with liver disease. Emricasan has also been extensively profiled in in vitro tests and studied in many preclinical models of human disease.

Mechanism of Action

Emricasan works by inhibiting caspases, which are a family of related enzymes that play an important role as modulators of critical cellular functions, including functions that result in apoptosis and inflammation. Caspase activation and regulation is tightly controlled through a number of mechanisms. All caspases are expressed as enzymatically inactive forms known as pro-caspases which can be activated following a variety of cellular insults or stimuli. Seven caspases are specifically involved in the process of apoptosis while three caspases specifically activate pro-inflammatory cytokines and are not directly involved in apoptosis as shown in Figure 2.

Figure 2. Emricasan is a Potent Inhibitor of Apoptotic and Inflammatory Caspases

Caspase mediated apoptosis is driven primarily by the activity of caspases 3 and 7 which, by virtue of their enzymatic activity, cleave a wide variety of cellular proteins and result in dismantling of the cell. Other apoptotic caspase family members are principally involved in sensing and transmitting signals from either outside or inside the cell. These signals converge to activate pro-caspases 3 and 7, enabling them to carry out the process of apoptosis.

CK18 is one key structural protein that is cleaved by caspases 3 and 7 in a highly specific manner. The product of this cleavage is a small protein fragment, cCK18. This fragment is contained within the apoptotic cell fragments and is easily detected in serum using a commercially available monoclonal antibody assay. This monoclonal antibody, M30, is used routinely in clinical studies as a measure of apoptosis.

While healthy individuals have normal levels of apoptosis, excessive levels of apoptosis associated with disease can overwhelm the body’s normal clearance mechanisms. Reducing excessive levels of apoptosis reestablishes balance between apoptotic activity and normal clearance mechanisms and brings inflammation and other drivers of disease progression under control. As a result, we believe targeting caspases that drive both apoptosis and inflammation in disease offers a unique and potentially powerful therapeutic approach for the treatment of both acute and chronic liver disease.

Testing in in vitro enzyme assays demonstrated that emricasan efficiently inhibits all human caspases at low nanomolar concentrations. Preclinical studies have demonstrated that emricasan is highly selective for the caspase family of enzymes with little to no activity against other enzyme systems. These studies have also shown that emricasan potently inhibits the apoptosis of cells regardless of the apoptotic stimuli and that it is a potent inhibitor of caspase-mediated pro-inflammatory cytokines. Emricasan has been examined in various preclinical models of liver disease. In these models, caspase activity was demonstrated to be inhibited, as determined by histological examination, in liver tissue. Based on our evaluation of emricasan in in vitro systems, cellular assays and disease models, we believe emricasan’s mechanism of action has been well characterized.

Clinical Data

To date, emricasan has been studied in over 500 subjects in six Phase 1 clinical trials and four Phase 2 clinical trials. This includes a total of 153 healthy volunteers, 306 subjects with elevated ALT levels and 53 liver transplant subjects receiving single or multiple doses of emricasan ranging from 1 to 500 mg per day orally or 0.1 to 10 mg/kg per day intravenously for up to 12 weeks. Emricasan has demonstrated evidence of a beneficial effect on serological biomarkers in patients with chronic liver disease independent of the cause of disease. Favorable changes have been observed in functional biomarkers of liver damage and inflammation, such as ALT and AST, and mechanistic biomarkers, such as cCK18 and caspase activity, indicating that emricasan works by the presumed mechanism of action of inhibiting apoptosis of liver cells. Importantly, clinical trials have also demonstrated that emricasan does not inhibit normal levels of caspase activity in healthy individuals. Emricasan has been generally well-tolerated in clinical trials completed to date.

Phase 2b Dose Response Study in HCV Patients (Study A8491003)

Study A8491003, or the 003 trial, was a Phase 2b, randomized, multicenter, placebo-controlled, double-blind, parallel group, dose response trial. The trial was designed to evaluate the safety and efficacy of emricasan in patients with chronic HCV infection who were unresponsive to antiviral therapy and who had compensated liver disease with or without fibrosis. Patients with cirrhosis or hepatocellular carcinoma were excluded from the trial. The trial enrolled 204 HCV patients across three oral emricasan dose arms of twice-daily, or BID, 5 mg, 25 mg and 50 mg and one placebo arm. The primary endpoint in the study was changes from Baseline in ALT and AST levels over a period of 12 weeks. This study also measured cCK18 levels, and caspase 3 and 7 activity as exploratory biomarkers. In this trial, emricasan treatment resulted in statistically significant reductions in the primary endpoints of ALT and AST levels as well as statistically significant reductions in cCK18 levels and caspase 3 and 7 activity.

As shown in Figure 3 below, the changes in ALT demonstrated in the 003 trial were statistically significant in each of the emricasan treatment groups compared with the placebo group. The decreases in ALT were seen by day 7, the first time post-dosing that ALT was measured, and the decreases were maintained throughout the treatment period (up to 12 weeks) in all emricasan treatment groups. Discontinuation of emricasan at the end of the treatment period was followed by a gradual return of ALT towards baseline levels.

Figure 3. Change in ALT (Mean ± SEM(1)) from Baseline Following BID Dosing in Subjects with HCV

(1)	Standard Error of the Mean.
(2)	Upper limit of normal for males.

In addition to ALT levels, the 003 trial also examined changes in AST levels. As shown in Figure 4 below, the reductions in AST levels demonstrated in the 003 trial were also statistically significant in each of the emricasan treatment groups compared with the placebo group. Consistent with the ALT results, reductions in AST levels were seen as early as seven days and were maintained throughout the treatment period. At the end of treatment

AST levels gradually returned to baseline levels. During the 003 trial, biochemical flare, which is defined as ALT or AST values twice as high as the baseline value while on emricasan treatment, or overshoot, which is defined as ALT or AST values twice as high as the baseline value after stopping emricasan treatment, occurred in patients randomized to both placebo and emricasan. Twenty-one patients in the trial experienced flare and/or overshoot; six of these patients had both flare and overshoot; six of these patients had flare only; and nine of these patients had overshoot only. Of the six patients with flare and overshoot, four were in the placebo group, one was in the 5 mg group, and one was in the 25 mg group. Of the six patients with flare only, two were in the placebo group, one was in the 5 mg group, and three were in the 50 mg group. Of the nine patients with overshoot only, one was in the placebo group, five were in the 5 mg group, two were in the 25 mg group, and one was in the 50 mg group. These data suggest that the occurrence may be part of the natural variability of ALT or AST levels in the patient population under study. All subjects were followed up until levels had returned to baseline levels and there were no reports by the investigator of any clinical concern.

Figure 4. Change in AST (Mean ± SEM(1)) from Baseline Following BID Dosing in Subjects with HCV

(1)	Standard Error of the Mean.
(2)	Upper limit of normal for males.

The 003 trial data also provide evidence that emricasan reduces cCK18 levels from baseline in patients with elevated cCK18 levels, as shown in Figure 5 below. Statistically significant reductions in cCK18 levels were reported as early as three hours after dosing and were still evident following ten weeks of treatment, within each of the 5 mg, 25 mg and 50 mg dose arms compared to baseline values in the relevant dose group. Importantly, in the 003 trial, after ten weeks of dosing, cCK18 levels in all emricasan treatment groups were similar to the baseline level of cCK18 in healthy volunteers as established in our Phase 1 trial (see the description of study IDN-6556-03 below) and as generally reported from independent trials. We believe this observation suggests that normal levels of caspase activity remain intact. We also believe that by returning apoptosis to normalized levels, emricasan may enable the balance between apoptosis and the body’s normal clearance mechanism for apoptosis to be restored.

Figure 5. Change in cCK18 from Baseline Following BID Dosing in Subjects with HCV

The 003 trial also included measurements of caspase 3 and 7 enzymatic activity. As shown in Figure 6 below, emricasan significantly reduced caspase 3 and 7 activity in a pattern similar to its effect on cCK18. We believe these data demonstrate that emricasan rapidly reduces elevated levels of caspase enzymatic activity and, as a consequence, excessive apoptosis in these patients. Since caspase 3 and 7 are known to be involved in the cleavage of CK18 which produces cCK18, we also believe these data suggest that the effect of emricasan on cCK18 is a result of inhibiting caspase activity. In addition, consistent with the cCK18 data, emricasan did not eliminate all caspase 3 and 7 activity in these patients. We believe this suggests that emricasan does not interfere with normal base levels of caspase activity or apoptosis, which is important in establishing the overall safety profile of emricasan.

Figure 6. Change in Caspase 3 and 7 Enzymatic Activity from Baseline Following

BID Dosing in Subjects with HCV

In the 003 trial, emricasan was generally observed to be well-tolerated. The most commonly reported adverse events in emricasan-treated subjects were headache, fatigue, nausea and diarrhea, most of which were mild to moderate in severity. Thirteen subjects withdrew from the study including seven in the placebo group, three from the 5 mg, two from the 50 mg and one from the 25 mg emricasan groups. Nineteen adverse events reported by 14 subjects were considered severe with the greatest incidence in the placebo and 5 mg emricasan-treated groups (seven events each) and the lowest incidence in the 25 mg treatment group (one event). Severe adverse events were varied and showed no pattern across the treatment groups. The majority of adverse events had been resolved by the end of the study and the numbers of continuing events were similar for each of the patient cohorts. In addition, no concerning changes in any of the laboratory parameters and no clinically relevant changes in vital signs, electrocardiograms, physical examinations, or liver ultrasound scans could be attributed to emricasan.

Phase 2 Ascending Dose Study in Patients with Hepatic Impairment (Study A8491004)

Study A8491004, or the 004 trial, was a Phase 2, randomized, multicenter, placebo-controlled, double-blind, ascending dose trial in 105 patients with mild to moderate hepatic impairment. The trial was designed to evaluate the safety, tolerability, and pharmacokinetics of several dosing regimens of orally administered emricasan in these patients. The secondary objective of the trial was to evaluate the effects of emricasan on ALT and AST, as markers of efficacy. The trial was conducted at seven study sites and emricasan was administered orally for up to three times daily for 14 days. The study predominantly included patients with HCV liver disease, and also included limited numbers of patients with liver disease attributed to other causes, including HBV, NASH and primary biliary cirrhosis/primary sclerosing cholangitis. While once-daily, or QD, and BID dosing in the HCV patients demonstrated significant reductions in ALT from baseline, the BID dosing cohorts demonstrated greater percentage decreases of ALT levels than QD dosing.

In the 004 trial, 25 HCV patients were administered emricasan once per day for 14 days. As set forth in Figure 7 below, ALT reductions were rapid and sustained during the 14-day dosing period with a 30% to 40% reduction from baseline. While ALT decreases were statistically significantly different than placebo for QD dosing at 25 mg, 100 mg and 200 mg (p-values ranging from 0.0041 to <0.0001), those seen at a QD dose of 5 mg were less dramatic. After treatment with emricasan was completed, ALT levels returned to pre-treatment levels.

Figure 7. Percentage Change in ALT from Baseline Following QD Dosing in Subjects with HCV

The 004 trial also examined BID, and three times daily, or TID, dosing of emricasan. In the trial, 30 patients received BID dosing at different dose levels and six patients were treated TID. As set forth in Figure 8 below, ALT reductions were rapid and sustained during the 14-day dosing period. In general, decreases in ALT were more pronounced than with QD dosing, with ALT reductions from baseline ranging from 39% to 56%. One cohort of patients was treated with 5 mg TID dosing. The results from this dosing group were similar to the BID dosing groups. Patients with liver disease from causes other than HCV were dosed at 100 mg BID. Most of these patients had reductions in ALT similar to those observed in the HCV patients. All dosing groups were statistically significantly different than placebo (p-values ranging from 0.0041 to <0.0001).

Figure 8. Percentage Change in ALT from Baseline Following BID and TID Dosing in Subjects with HCV

In all of the patient populations in this study, emricasan was generally well-tolerated. The most commonly reported adverse events related to emricasan were upper abdominal pain, dyspepsia, fatigue, dizziness, and headache. No subject was discontinued due to an adverse event. Importantly, in both the HCV and HBV infected patients studied, no increases in viral load parameters were observed.

Phase 2 Ascending Dose Crossover Study in Patients with HCV and Liver Fibrosis (Study A8491010)

Study A8491010 was a Phase 2, randomized double-blind, placebo-controlled crossover dose response study of emricasan in 24 patients with chronic HCV infection and liver fibrosis conducted by Pfizer. This study assessed the effects of BID dosing of emricasan on ALT and AST levels in these patients. For each patient, the study consisted of a screening visit, a two-week baseline period, three 14-day study periods separated by a minimum washout period of two weeks, and a two-week follow-up period after the last treatment period. Each patient was to receive three of five possible treatments (emricasan 0.5, 1, 2.5, 5 mg or placebo) BID for 13 days and QD on the final day of each study period. This trial was voluntarily discontinued early due to an unanticipated finding of inflammatory infiltrates in mice in a preclinical study that was ongoing concurrently with the clinical study and was unrelated to this Phase 2 trial. Pfizer notified the FDA of the findings in mice and the discontinuation of the trial, which resulted in the agency placing a clinical hold on the study of emricasan in 2007. At the time the clinical hold was imposed, 18 of 24 subjects had completed study A8491010. Because the study was discontinued prematurely, formal statistical tests were not performed. However, reductions in ALT in the 5 mg BID dose group were similar to the results of the 5 mg BID dose groups in the 003 and 004 trials. As described in the Emricasan History section below, the clinical hold was lifted in January 2013.

Clinical Studies in Organ Preservation in Transplant Patients

Preclinical studies demonstrated that emricasan is effective in protecting organs from damage that can occur during transplantation due to ischemia or reduced oxygen during isolation of donor organs, and reperfusion injury resulting from rapid exposure to oxygen following transplantation.

Study A8491002 was a Phase 2 randomized, placebo-controlled, double-blind, parallel group study to evaluate the effects of emricasan when administered in liver transplantation storage and flush solutions used in the preparation of the donated liver, and when administered to the recipient via IV during the first 24 hours after liver transplantation. Ninety-nine patients were randomized into one of four groups. In the first group, the liver was treated with placebo in the storage and flush solution and the patient was given placebo following transplantation. In the second group the liver was treated with 15 µg/mL emricasan in the storage and flush solution, but the patient received placebo following transplantation. The third group was treated with a lower concentration of emricasan, 5 µg/mL, in the storage and flush solution and the patient received 0.5 mg/kg emricasan for 24 hours by IV administration following transplantation. The fourth group was treated with 15 µg/mL emricasan in the storage and flush solution and the patient received 0.5 mg/kg emricasan for 24 hours by IV administration following transplantation.

The co-primary endpoints were peak absolute change from baseline in ALT and AST measured up to three days post-transplantation. Large increases in both ALT and AST occurred in all groups reflecting liver injury typically occurring after liver transplantation. The outcome on the co-primary endpoints was not different between the placebo and the treatment groups possibly due to the short duration of drug treatment (24 hours) following transplantation. Serum markers of liver cell apoptosis, cCK18, were reduced in all groups receiving drug as compared to placebo. In addition, the level of liver cell apoptosis in liver tissue as determined by quantitation of cells with caspase 3 and 7 activity was reduced in all groups receiving emricasan, suggesting that the drug has activity through the anticipated mechanism of action.

Generally, the adverse events reported in the study were reflective of the severity of disease in the patient population. There were 1,240 adverse events reported in the 99 subjects, with similar numbers reported across the four study groups, as discussed above. There were 79 serious adverse events (6.4%) reported by 32 patients in this study. Of all the adverse events, 15 events were reported as possibly treatment-related but none were reported as probably or definitely treatment-related. The type and frequency of adverse events was similar across all groups, including placebo. There were deaths reported in all treatment groups (two in the placebo treatment group, and one in each of the emricasan treatment groups). These data in total support the conclusion that treatment with emricasan in this study has been generally well-tolerated.

Health Canada study NCT01653899, an investigator sponsored clinical trial, has been initiated at the University of Alberta to evaluate the safety and efficacy of islet cell culture and short-term (14 days) oral administration of emricasan in subjects with established Type 1 diabetes mellitus with unstable glycemic control. Health Canada approved the application in April 2012 and the trial is underway. This trial is an open label pilot study funded by a grant from the Juvenile Diabetes Research Foundation. Patients enrolled in this trial are not able to adequately regulate their blood glucose levels with insulin. The patients undergo pancreatic islet cell transplantation, a procedure referred to as the Edmonton procedure, with the goal of eliminating their need for insulin. One objective of this trial is to determine whether emricasan can improve upon the success rate of this so-called Edmonton procedure by reducing the amount of islet cell death after transplantation. Patients are dosed orally for 14 days following islet transplantation and are then monitored for their ability to control blood glucose without the need for insulin.

Phase 1 Studies

We have conducted six Phase 1 trials in subjects with both single and multiple-dose administration of emricasan. The objective of these trials was to examine the safety, tolerability and pharmacokinetics of emricasan. As shown in Figure 9 below, emricasan was generally well-tolerated in all six Phase 1 trials.

Figure 9. Emricasan Phase 1 Clinical Trial Summary

To understand the activity of emricasan on caspase activity in healthy subjects, a Phase 1 trial (study IDN-6556-03) in 15 subjects was conducted. In the trial, the levels of cCK18 in healthy human subjects was measured pre-dosing and then after dosing at different time intervals up to 12 hours post dosing. In this study, patients were administered 25 mg of emricasan BID as part of a drug-drug interaction study for 24 days with blood levels of cCK18 measured serially on days one, 17 and 24. As shown in Figure 10 below, dosing with emricasan did not cause meaningful decreases in cCK18 from predose levels in healthy subjects. We believe this demonstrates that emricasan does not interfere with the normal level of caspase activity and apoptosis in humans.

Figure 10. Mean Serum Levels of cCK18 in Healthy Subjects Following 25 mg BID of Emricasan in 15 Subjects

Emricasan History

Emricasan was initially discovered and developed by researchers at Idun, where the company was developing a new class of drugs that modulate caspases involved in the apoptosis and inflammation pathways. Idun, co-founded by Nobel Prize winner H. Robert Horvitz, Ph.D. for his work in the apoptosis field, was uniquely positioned as a leading expert in translating apoptosis research into drug development candidates. Emricasan was Idun’s lead program when Pfizer acquired the company for approximately $298 million in 2005.

When we acquired emricasan from Pfizer in 2010, emricasan was on clinical hold in the United States due to an observation of inflammatory infiltrates in mice that Pfizer saw in a preclinical study and reported to the FDA in 2007. Pfizer performed additional preclinical studies attempting to characterize the nature of the inflammatory infiltrates, but did not carry out a formal carcinogenicity study to evaluate whether or not the infiltrates progressed to cancer. These infiltrates observed in mice were not observed in any other species. In 2008, Pfizer stopped work on the program. After acquiring emricasan, we conducted a thorough internal review of these studies and commissioned several independent experts to review all of the available data. The analysis provided by these experts unanimously concluded that these inflammatory infiltrates did not represent pre-cancerous lesions, nor were these infiltrates likely to progress to cancer. Additionally, a comprehensive analysis of available apoptosis literature supported the conclusion that the infiltrates were not likely to be precursors to cancer.

In April 2011, we met with the FDA to discuss plans for reinitiating clinical development of emricasan. We proposed conducting a carcinogenicity study designed to reproduce the previously observed findings of inflammatory infiltrates and determine whether they progress to cancer. We proposed using the Tg.rasH2 transgenic mouse model, which is known to be predisposed toward tumor development. The FDA agreed with the study design, and agreed that if the study reproduced the previously observed inflammatory infiltrates, but did not produce cancer, the issue which generated the clinical hold would be resolved.

This study was completed successfully in 2012. The inflammatory infiltrates were reproduced, and there was no evidence of tumor formation. In summary, treatment with emricasan for 26-weeks did not result in an increase in the incidence of tumors in Tg.rasH2 mice. The results were submitted to the FDA in preparation for a meeting in October 2012. The FDA reviewed the data and agreed with the study conclusion. We subsequently filed a new investigational new drug application, or IND, for emricasan for HCV-POLT, which was formally cleared in January 2013, effectively removing the clinical hold. In addition, the FDA has accepted this Tg.rasH2 carcinogenicity study as one of two carcinogenicity studies required for registration. We plan to perform a two-year rat carcinogenicity study, concurrent with the Phase 2b/3 HCV-POLT study, as the second carcinogenicity study. We have not submitted INDs for emricasan in either ACLF or CLF because we have not yet determined if the planned additional ACLF trial or initial CLF trial will be conducted in the United States. The data from our planned Phase 2b ACLF clinical trial to be conducted in the United Kingdom will be used in support of our planned end of Phase 2b meetings with both U.S. and EU regulatory authorities, at which point we will evaluate in which jurisdictions to conduct such trials, and make any additional required regulatory filings in such jurisdictions prior to commencing such trials.

Emricasan in ACLF

Medical Need and Market Opportunity

ACLF occurs in patients who have compensated or decompensated cirrhosis but are usually relatively stable. In these patients, some acute event sets off a rapid deterioration of liver function. The cause of this acute episode of decompensation may include toxins, such as alcohol, metabolic abnormalities and infections. The morbidity and mortality of patients with ACLF is high, and approximately 45% of the patient population that we intend to treat will die or develop multi-organ failure as a result of the decompensation episode within 28 days of hospitalization. We estimate that there are 150,000 patients in the United States and the EU diagnosed with symptoms consistent with our target population in ACLF. According to a 2011 publication in the Journal of Hepatology, the in-hospital mortality rate for these acute deteriorating patients is greater than 50% and the total annual charges associated with ICU admissions alone are $3 billion, equating to a mean charge of $116,000 per admission.

Liver function in ACLF patients deteriorates rapidly. At the time of hospitalization, patients may present with MELD scores such as those seen on the transplant waiting list. Although the exact mechanisms remain unclear, massive liver cell loss involving excessive apoptosis and necrosis are known contributing factors leading to progressive dysfunction. There is evidence that serum markers of caspase-driven apoptosis such as cCK18 are elevated in these patients. In addition, independent studies have shown that increased cCK18 levels in this patient population are associated with worse prognosis.

The rapid deterioration in liver function, which may be exacerbated by an altered immune response, leads to life-threatening complications such as renal failure, increased susceptibility to infection, hepatic coma and systemic hemodynamic dysfunction. Current goals of the medical treatment for ACLF are to reverse precipitating factors, support failing organs and prevent further deterioration in liver function in order to give the liver time to repair. Medical intervention for ACLF involves treatment of the underlying cause of the acute event. Patients who progress to multi-organ failure may require specific therapies for this such as medications for cardiac failure, mechanical ventilation for respiratory failure or dialysis for renal failure. Liver transplantation is required in some subjects to improve survival and quality of life. There are currently no approved therapies with a specific indication for the treatment of ACLF, and to our knowledge, there are only a limited number of clinical studies currently being conducted in patients with either liver cirrhosis or liver failure. We believe the ACLF population is in high medical need of an efficacious and well-tolerated therapy to prevent progression to multi-organ failure and, ultimately, premature death.

Development Plans

The ACLF studies will assess the safety and efficacy of emricasan in reducing cell death and inflammation in order to improve time to clinical worsening, or TTCW, which is defined as the first occurrence of liver transplant, progression to next organ failure or death in patients with acute liver failure in the presence of cirrhosis. Two studies are being planned in this patient population as follows.

Phase 2b Dose Ranging Study

In this Phase 2b study, we plan to enroll 60 patients with a history of liver cirrhosis that have been admitted to the hospital for an acute deterioration of liver function for more than 24 hours. Patients will be required to have a MELD score between 20 and 30 as well as certain other inclusion criteria related to creatinine levels, bilirubin levels and INR. Patients with uncontrolled infections will be excluded from the study. Patients will be equally randomized to receive either placebo, 5 mg, 25 mg or 50 mg emricasan BID orally. The primary objective in this 28-day dosing study will be to explore the pharmacokinetics and pharmacodynamics together with the safety of emricasan in this patient population. We also plan to measure TTCW, which is anticipated to be the primary efficacy endpoint for the planned Phase 3 studies in ACLF and the Phase 2b study in CLF. Changes in ALT, AST, cCK18 and the components of the MELD score will also be measured in the study.

In May 2013, we submitted a clinical trial application, or CTA, for this Phase 2b clinical trial and received notice of acceptance of the CTA from the regulatory authority in the United Kingdom in June 2013. We plan to initiate this clinical trial in the United Kingdom in the second half of 2013 and anticipate results from the trial will be available during the first half of 2014. The data from this trial will be used in support of our planned end of Phase 2b meetings with both U.S. and EU regulatory authorities to finalize the protocol for our planned Phase 3 trial in ACLF.

Phase 3 Registration Study

The Phase 3 registration study for ACLF is expected to be an international study that will include approximately 400 patients with the same inclusion and exclusion criteria as the Phase 2b study. We expect that the primary endpoint will be TTCW assessed after 28 days of dosing. Changes in ALT, AST and cCK18 and components of MELD score will also be measured in this study. In order to be able to provide important prescribing information to physicians, at the end of the 28-day dosing period, patients randomized to receive emricasan during the initial 28 days of the study will be re-randomized to receive either emricasan or placebo for an additional five months. Therefore, we expect emricasan to be dosed up to six months in this study. Patients randomized to placebo will remain on placebo throughout the study.

Based on our discussions with regulatory authorities in the United Kingdom and Germany, we believe that the ACLF Phase 3 clinical trial could suffice as a single registration study for these geographies if the results are compelling. We will discuss a similar strategy for emricasan approval in the United States with the FDA at our end of Phase 2 meeting to be held after the completion of our Phase 2b trial. We plan to submit applications for orphan drug designations for ACLF in the United States and the EU in the second half of 2013.

Subject to the results of our planned clinical trials and any regulatory-approved product labeling, we currently anticipate that emricasan, if approved for this indication, would be prescribed by physicians to be dosed for 28 days, but potentially as long as six months, in the ACLF patient population.

Emricasan in CLF

Medical Need and Market Opportunity

CLF involves the progressive destruction of liver cells over time resulting in fibrosis and cirrhosis. The cause of the chronic decompensation or liver failure may vary and, similar to ACLF, includes infections, such as subacute bacterial peritonitis, HCV or HBV, metabolic causes, such as NASH, autoimmune diseases and alcohol. Eventually, these patients will progress to the point where, if eligible, they may require transplantation. The difference between this population and ACLF is that in ACLF, patients have an acute event that triggers a decompensatory event that may be reversed whereas in CLF, the event is of a chronic nature and it is unlikely that the liver function will improve. Objectives for the management of patients with CLF will be either to ensure that they stabilize to the point that they are eligible for transplant or that they survive until the time of transplant. The same therapies as those employed for the management of ACLF and mentioned above are generally employed. In CLF, apoptosis is elevated as determined by serological biomarkers and histology, which correlates with clinical worsening. Independent published studies have shown that cCK18 levels are elevated in CLF patients and correlate with extent of liver inflammation and cholestasis.

Although we are not planning to exclusively study patients with CLF on the liver transplant waitlist, many of these patients may also be included in the study. According to the U.S. Department of Health and Human Services, there were over 5,800 adult liver transplants performed in the United States in 2011 and approximately 2,500 died while waiting for transplant and another 500 subsequently became ineligible for a liver transplant. We estimate that there are approximately 5,000 CLF patients in our target population on the transplant waitlist in the United States and the EU. The median wait time for a liver transplant for the subset of patients with MELD scores of 19-24 is 106 days and the mortality rate is approximately 25% during that time frame, according to the United Network for Organ Sharing database. We estimate that there will be at least the same number of patients with CLF who are not candidates for liver transplantation but who might also benefit from emricasan. Given its mechanism of action, emricasan has the potential to improve patients’ ability to survive longer while waiting for a liver transplant or potentially make them eligible for transplant.

Development Plans

A Phase 2b study in patients with CLF is being planned. This study will be designed to include approximately 100 patients with MELD scores at entry of 20-30. It is expected that emricasan will be dosed for one to three months and the endpoints in this study will include TTCW as well as ALT, AST and cCK18 levels. The data from the ACLF dose ranging study is also expected to serve as the basis for dose selection in this trial. Depending on our interactions with regulatory authorities, this study might also be designed as a second registration study in support of the ACLF indication. We anticipate commencing this trial in the second half of 2014 after completion of the ACLF Phase 2b study.

Subject to the results of our planned clinical trials and any regulatory-approved product labeling, we currently anticipate that emricasan, if approved for this indication, would be prescribed by physicians to be dosed for one to three months in the CLF patient population.

Emricasan in HCV-POLT

Medical Need and Market Opportunity

According to the Organ Procurement and Transplantation Network and EASL, of the approximately 12,000 patients in the United States and EU who receive liver transplants each year, it is estimated that 30% are HCV-infected. Since immune system suppression is required following liver transplantation, 100% of these patients experience HCV recurrence that can lead to fibrosis and cirrhosis. It is estimated that 50% of these patients develop cirrhosis within two years of transplantation. We refer to this population as the HCV-POLT population, which we estimate to be 50,000 patients in the United States and EU.

In HCV-POLT patients, due to the lack of easily-administered and effective options to address the underlying HCV, patients are monitored closely for the presence of fibrosis and its rate of progression using ALT measurements and biopsies to determine need for treatment. Physicians currently treat these patients when they have an acute flare of HCV together with some sign of fibrosis evident on liver histology. Current treatment options are largely limited to interferon-based regimens that are not well-tolerated or particularly efficacious in this population. Given the lack of effective treatment options, physicians have begun to implement newer treatments such as boceprevir and telaprevir in these patients despite limited data for those treatments in this post-transplant population.

The HCV landscape is expected to evolve dramatically over the next five to ten years with the introduction of interferon-free regimens, which are expected to reach the market as soon as 2015, and next-generation interferon-free regimens, which may reach the market by as early as 2016, with greater efficacy and tolerability over the current antiviral therapies. While these novel treatments are expected to drive high cure rates in treatment-naïve patients, even with 100% treatment rates and 90% cure rates, we believe the number of annual transplants needed will significantly exceed the available supply of transplants. Based on market research we commissioned, we estimate that treatment rates would need to be 100% and cure rates would have to exceed 97% before the supply of liver transplants would outstrip the need for transplant on an annual basis, without considering the current backlog. The immuno-compromised status of post-transplant patients and characteristics of viral infection in patients that have previously failed HCV treatments are likely to limit cure rates in the HCV-POLT population, even with the new therapies. We believe emricasan could play an important role in extending life for patients that still require a transplant as a result of not achieving a cure by next-generation agents.

Development Plans

We are planning a randomized, double-blind, placebo-controlled trial in the HCV-POLT population that we expect may serve as a single Phase 3 registration study to support a marketing authorization application, or MAA, filing in the EU. While the study is designated a Phase 3 study in the EU, the study is designated a Phase 2b study in the United States. We plan to seek further discussions with the FDA to determine if the study may be used to support the filing of an NDA with the FDA upon completion. This 260-patient study will enroll patients who have undergone a liver transplant and show demonstrable fibrosis on liver histology. Patients eligible for this study will include those who have had unsuccessful antiviral treatment prior to or following liver transplant; those who in the opinion of the treating physician are not suitable candidates for antiviral treatment; and/or those who are unable to tolerate antiviral treatment for HCV. Patients will be randomized to receive either placebo or 25 mg of emricasan BID. The study will be a two-year dosing study with a three-year follow up. The primary endpoint will be liver histology, specifically the presence or absence of disease progression as measured by the standard Ishak Fibrosis Score, which stages the severity of fibrosis and/or cirrhosis on a 0-6 scale. Changes in ALT, AST and cCK18 will also be measured in this study. We expect to initiate this trial in the second half of 2013.

We have filed for orphan drug designation for the HCV-POLT indication in the EU and the United States, but have not yet received the requested orphan designations from the regulatory bodies in these jurisdictions. A European Scientific Advice meeting with the Committee for Medicinal Products for Human Use (CHMP) for HCV-POLT is being planned for mid-2013. This Scientific Advice meeting will define the specific requirements and deliverables that will be required in order to qualify for single registration study status throughout Europe. It will also define the patient safety databases that will be required as well as the additional supportive clinical studies such as drug-drug interaction studies (if any) that will be required for the MAA in Europe.

Subject to the results of our planned clinical trials and any regulatory-approved product labeling, we currently anticipate that emricasan, if approved for this indication, would be prescribed by physicians to be dosed for up to two years in the HCV-POLT patient population.

Future Indications

Due to its mechanism of action and the presence of apoptosis and inflammation in many liver diseases, we believe there may be several patient populations that could potentially benefit from emricasan, including those that have previously failed HCV treatment and those with NASH, alcoholic liver disease, non-alcoholic fatty liver disease, viral hepatitis and other chronic liver diseases. At this time, we do not plan to explore these indications; however we may seek partners to pursue the evaluation of these potential indications. We are currently supporting a pilot study funded by the National Institute on Alcohol Abuse and Alcoholism (NIAAA) in patients with alcoholic hepatitis. This exploratory study is a placebo-controlled study which will be conducted at three centers in the United States over four years and will assess patient survival as the primary endpoint.

Commercialization Strategy

We expect that the majority of ACLF, CLF and HCV-POLT patients will be treated at tertiary care centers and transplant centers and therefore can be addressed with a targeted sales force. We intend to build our own commercial infrastructure in North America and the EU to target these centers. We believe we are well-positioned to retain commercialization rights for emricasan for ACLF, CLF and HCV-POLT in the United States and the EU while considering opportunities to partner in other territories or for other indications.

Manufacturing

Pfizer completed a significant portion of the manufacturing process optimization needed to provide an efficient synthesis of active pharmaceutical ingredient, or API, and scale-up for registration trials. API was successfully produced under current Good Manufacturing Practices, or cGMP, conditions, and a strategy to scale up the API for commercialization is in development. We have adequate cGMP API to support Phase 2 and Phase 3 clinical trials. We have secured a contractor that is capable of making sufficient quantities of the drug product. Both API and the drug product have demonstrated sufficient stability characteristics in our studies conducted to date. A number of dosage forms are being developed including capsule, powder-in-capsule, tablet, and alternate dosage forms suitable for pediatric administration.

Competition

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Although we believe that we hold a leading position in our understanding of caspase inhibition related to liver disease, our competitors may be able to develop other compounds or drugs that are able to achieve similar or better results. Our potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

There are currently no therapeutic products approved for the treatment of ACLF, CLF or HCV-POLT. There are a number of marketed therapeutics used in each of these diseases to try to remove the underlying cause of the disease and prevent further liver injury. For example, if the liver damage is a result of HBV or HCV, marketed antiviral medications may be used to treat the virus that led to liver damage. If the liver damage is a result of alcoholic hepatitis, marketed alcohol addiction drugs may be used. If the liver damage is a result of obesity, diet and exercise may be prescribed along with marketed therapeutics. If the liver damage is a result of NASH, marketed drugs such as insulin sensitizers (e.g., metformin), antihyperlipidemic agents (e.g., gemfibrozil), pentoxifylline and ursodiol are generally used, although none of these are approved for NASH. In addition to the marketed drugs for those indications, there are drugs in development for each of these indications. Although these marketed therapies and those in development may be efficacious, all of them take time to show an effect and as long as the underlying conditions persist there will continue to be damage to the liver. Emricasan is the only therapeutic we are aware of that is being developed specifically to reduce the level of apoptosis in the liver and as a result it may be used with these other therapies.

In addition, the HCV landscape is expected to evolve dramatically over the next five to ten years with the introduction of new interferon-free regimens, which are expected to reach the market as soon as 2015, and next generation interferon-free regimens, which may reach the market by as early as 2016, with greater efficacy and tolerability over the current antiviral therapies. Based on market research we commissioned, we estimate that treatment rates pre-transplantation would need to be 100% and cure rates would have to exceed 97% before the supply of liver transplants would outstrip the need for transplant on an annual basis. Therefore, we expect that there will continue to be a significant unmet need in the HCV-POLT population.

Material Contracts

Pfizer Inc.

In July 2010, we entered into a Stock Purchase Agreement with Pfizer pursuant to which we acquired all of the outstanding capital stock of Idun, a wholly-owned subsidiary of Pfizer at the time, in consideration for an upfront payment of $250,000 and a promissory note in the principal amount of $1.0 million. The promissory note matures in July 2020, subject to acceleration upon specified events of default, including a change of control transaction, our failure to timely pay any principal or interest when due, our failure to timely provide certain financial information to Pfizer, the creation of any lien on our property other than permitted liens, any disposition of our business or property other than permitted transfers, our payment of dividends or other distributions on our equity securities, our incurrence of any indebtedness other than permitted indebtedness, our involvement in liquidation, dissolution, bankruptcy or similar proceedings, our failure to notify Pfizer of certain material adverse events, our failure to repay any indebtedness that causes an aggregate of $2.0 million or more in such indebtedness to accelerate in maturity, and the rendering of certain judgments against us. The note bears interest at 7% per year, compounded quarterly. Interest is payable on a quarterly basis during the term of the note. We have the right to prepay the promissory note at any time. In July 2013, the note was amended to become convertible into shares of our common stock following the completion of this offering, at the option of the holder, at a price per share equal to the fair market value of our common stock on the date of conversion. We will also be required to make additional payments to Pfizer totaling $18.0 million upon the achievement of specified regulatory milestones relating to emricasan.

Idun Pharmaceuticals, Inc.

In January 2013, we conducted a spin-off of our subsidiary Idun Pharmaceuticals, Inc., or Idun Pharma (which we had acquired from Pfizer in the transaction described above), to our stockholders at that time. Immediately prior to the spin-off, all rights relating to emricasan were distributed to us pursuant to a distribution agreement. The assets remaining in Idun Pharma at the time of the spin-off consisted solely of intellectual property rights and license and collaboration agreements unrelated to emricasan. The spin-off was conducted as a dividend of all of the outstanding capital stock of Idun Pharma to our stockholders and, as a result, we no longer own any capital stock of Idun Pharma. The aggregate value of Idun Pharma at the time of the spin-off was deemed to be $9.6 million based on the valuation of an independent appraisal firm.

Also in connection with the spin-off, we contributed $500,000 to Idun Pharma to provide for its initial working capital requirements and entered into a transition services agreement to provide operating services to Idun Pharma, generally consisting of accounting support, technology license administration and intellectual property maintenance. Idun Pharma must pay us for all direct costs as well as overhead and general and administrative expenses incurred in performing these services. As of March 31, 2013, Idun Pharma had not made any payments to us for any services provided under the transition services agreement. The initial term of the transition services agreement ends on December 31, 2013, and will renew automatically for successive one year periods unless terminated by either Idun Pharma or us upon 90 days’ prior notice to the other party.

Idun Pharma Sublicense Agreement

In March 2013, we entered into a sublicense agreement with Idun Pharma in which we were granted the right to use the patent rights and know-how related to the screening and identification of emricasan. These rights were previously granted to Idun Pharma under license agreements with Thomas Jefferson University, or TJU. Under the sublicense, we are required to pay directly to TJU a royalty of less than one percent on net sales of emricasan. We also have the right to grant further sublicenses to third parties and are required to pay TJU a portion of any such sublicense revenue we receive. The sublicense agreement will expire upon the date which there are no longer any valid claims in any patents or patent applications sublicensed to us, unless earlier terminated. Idun Pharma may terminate the agreement if we substantially fail to perform or otherwise materially breach any of the material terms, covenants or provisions of the sublicense agreement, and we do not cure any such breach within 60 days of receipt of written notice from Idun Pharma specifying the breach. Our obligations under the agreement include, among others, using reasonable efforts to commercialize emricasan, timely paying the royalties set forth in the sublicense agreement, and timely paying a portion of any sublicense revenue we receive if we grant further sublicenses under the sublicense agreement. We are currently in full compliance with these obligations. The agreement may also be terminated if the underlying license agreements between Idun Pharma and TJU are terminated. The underlying license agreements may be terminated by either Idun Pharma or TJU if the other party substantially fails to perform or otherwise materially breaches any of the material terms, covenants or provisions of the underlying license agreements, and the breaching party does not cure any such breach within 90 days of receipt of written notice from the non-breaching party specifying the breach. Idun Pharma may also elect upon 30 days’ prior written notice to terminate its rights and obligations under one of the underlying license agreements with respect to any patent applications or patents licensed to it, or to terminate such underlying license agreement in its entirety. In the event that either of the underlying license agreements are terminated, Idun Pharma is obligated to assign and transfer to TJU all rights under sublicenses granted by Idun Pharma. We do not depend on the sublicense agreement for the further development or commercialization of emricasan and we would not experience a material adverse effect if the sublicense agreement were terminated.

Intellectual Property

The proprietary nature of, and protection for our product candidates and discovery programs and know-how are important to our business. We have sought patent protection in the United States and internationally for emricasan, crystalline forms of emricasan and certain methods of treatment with emricasan. In addition, we have patent protection covering certain other preclinical stage compounds. Our policy is to pursue, maintain and defend patent rights whether developed internally or licensed from third parties and to protect the technology, inventions and improvements that are commercially important to the development of our business.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents that cover these activities. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our product candidates, discovery programs and processes. For this and more comprehensive risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property.”

Our patent portfolio for emricasan contains patents directed to the composition of matter, crystalline forms and methods of use. As of June 30, 2013 we have received three U.S. patents and corresponding foreign patents and patent applications directed to the composition of matter. Foreign patents have been granted in Australia, Austria, Belgium, Canada, China, Denmark, Europe, Finland, France, Germany, Great Britain, Greece, Hong Kong, India, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, Netherlands, Portugal, Singapore, South Africa, South Korea, Spain, Sweden and Switzerland. Patent applications are pending in Poland. We expect that the composition of matter patent, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, will expire in 2018 (U.S.) and 2019 (international). It is possible that the term of a composition of matter patent in the United States could be extended up to five additional years under the provisions of the Hatch-Waxman Act. Patent term extension may be available in certain foreign countries upon regulatory approval.

Our patent portfolio includes patents directed to crystalline forms and methods of use of emricasan. As of June 30, 2013 we have received one U.S. patent and corresponding foreign patents and patent applications directed to crystalline forms of emricasan. Foreign patents have been granted in Australia, Canada, Mexico, Singapore, South Africa, South Korea and Taiwan. We received notification from the European Patent Office of intention to grant a patent on the patent application in Europe. Additional applications are pending in Argentina, China, Hong Kong, India, Israel, Japan, Norway and Thailand. We expect that the crystalline forms and methods of use patent, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, will expire in 2028 (U.S.) and 2027 (international). It is possible that the term of a crystalline forms patent in the United States could be extended up to five additional years under the provisions of the Hatch-Waxman Act. Patent term extension may be available in certain foreign countries upon regulatory approval.

Our patent portfolio includes patents directed to certain methods of use of emricasan. As of June 30, 2013, we have received five U.S. patents and corresponding foreign patents and patent applications directed to methods of use of emricasan. Foreign patents have been granted in Europe, France, Germany, Great Britain, Ireland, Italy, Japan and Spain. We expect that the methods of use patents, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, will expire in 2017.

Government Regulation

Government authorities in the United States (at the federal, state and local level) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug products such as those we are developing. Emricasan and any other drug candidates that we develop must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries.

United States Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act, or FDCA, and implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

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Completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations;

•	Submission to the FDA of an IND which must become effective before human clinical trials may begin;
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Performance of adequate and well-controlled human clinical trials in accordance with applicable regulations, including the FDA’s current good clinical practice, or GCP, regulations to establish the safety and efficacy of the proposed drug for its proposed indication;

•	Submission to the FDA of an NDA for a new drug product;
•	A determination by the FDA within 60 days of its receipt of an NDA to accept the NDA for filing and review;
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Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with the FDA’s current good manufacturing practice, or cGMP, regulations to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	Potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA; and
•	FDA review and approval of the NDA.

Before testing any compounds with potential therapeutic value in humans, the drug candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the drug candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human studies. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trial.

Clinical trials involve the administration of the drug candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers issues such as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion, the side effects associated with increasing doses, and if possible, to gain early evidence of effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2. The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases or conditions and to determine dosage tolerance, optimal dosage and dosing schedule. Phase 2 trials can be further divided into Phase 2a and Phase 2b trials. Phase 2a trials are typically are smaller and shorter in duration, and generally consist of patient exposure-response trials which focus on proving the hypothesized mechanism of action. Phase 2b trials are typically higher enrolling and longer in duration, and generally consist of patient dose-ranging trials which focus on finding the optimum dose at which the drug shows clinical benefit with minimal side effects.

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Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall benefit/risk ratio of the product and provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA. Phase 3 clinical trials usually involve several hundred to several thousand participants.

Post-approval studies, or Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 studies.

The FDCA permits the FDA and an IND sponsor to agree in writing on the design and size of clinical studies intended to form the primary basis of a claim of effectiveness in an NDA. This process is known as a Special Protocol Assessment, or SPA. An SPA agreement may not be changed by the sponsor or the FDA after the trial begins except with the written agreement of the sponsor and the FDA, or if the FDA determines that a substantial scientific issue essential to determining the safety or effectiveness of the drug was identified after the testing began. For certain types of protocols, including carcinogenicity protocols, stability protocols, and Phase 3 protocols for clinical trials that will form the primary basis of an efficacy claim, the FDA has agreed under its performance goals associated with the Prescription Drug User Fee Act, or PDUFA, to provide a written response on most protocols within 45 days of receipt. However, the FDA does not always meet its PDUFA goals, and additional FDA questions and resolution of issues leading up to an SPA agreement may result in the overall SPA process being much longer, if an agreement is reached at all.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 clinical trials may fail to be completed successfully within any specified period, if at all. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or data monitoring committee. This group provides authorization for whether or not a trial may move forward at designated checkpoints based on access to certain data from the study. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

FDA Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The application includes both negative or ambiguous results of preclinical and clinical trials as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months from the 60-day filing date in which to complete its initial review of a standard NDA and respond to the applicant, and six months for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel drug or biological products or drug or biological products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical sites to assure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. For example, the FDA may require Phase 4 testing which involves clinical trials designed to further assess a drug safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also determine that a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Following approval of an NDA with a REMS, the sponsor is responsible for marketing the drug in compliance with the REMS and must submit periodic REMS assessments to the FDA.

Orphan Drug Designation

In the United States, under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition. Such diseases and conditions are those that affect fewer than 200,000 individuals in the United States, or if they affect more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for these types of diseases or conditions will be recovered from sales of the product. Orphan product designation must be requested before submitting an NDA. If the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by that agency. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, but it can lead to financial incentives, such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug marketing exclusivity for a period of seven years. Orphan drug marketing exclusivity generally prevents the FDA from approving another application, including a full NDA, to market the same drug or biological product for the same indication for seven years, except in limited circumstances, including if the FDA concludes that the later drug is safer, more effective or makes a major contribution to patient care. For purposes of small molecule drugs, the FDA defines “same drug” as a drug that contains the same active chemical entity and is intended for the same use as the drug in question. A designated orphan drug may not receive orphan drug marketing exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Orphan drug marketing exclusivity rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

We have submitted applications for orphan drug designation for emricasan for HCV-POLT in the United States and the EU, but have not yet received responses from the regulatory bodies in those jurisdictions. We plan to submit applications for orphan drug designation for ACLF in the United States and EU in the second half of 2013.

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. Unique to a Fast Track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a Fast Track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drug products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

The FDA may also accelerate the approval of a designated breakthrough therapy, which is a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The sponsor of a breakthrough therapy may request the FDA to designate the drug as a breakthrough therapy at the time of, or any time after, the submission of an IND for the drug. If FDA designates a drug as a breakthrough therapy, it must take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the drug; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and taking steps to ensure that the design of the clinical trials is as efficient as practicable, when scientifically appropriate, such as by minimizing the number of patients exposed to a potentially less efficacious treatment.

Fast Track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process. We plan to explore rapid approval opportunities (e.g., Fast Track designation, priority review, accelerated approval and/or breakthrough therapy designation) for emricasan as appropriate for our targeted indications.

Post-Approval Requirements

Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among other requirements, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), limitations on industry sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require Phase 4 testing and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures, such as a REMS. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

United States Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of the use of our drug candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may intend to apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain competing marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, clinical investigations to support new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of any full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical and clinical trials necessary to demonstrate safety and effectiveness.

Other types of non-patent marketing exclusivity include orphan drug exclusivity under the Orphan Drug Act, which may offer a seven-year period of marketing exclusivity as described above, and pediatric exclusivity under the Best Pharmaceuticals for Children Act, which may add six months to existing exclusivity periods and patent terms. This six-month pediatric exclusivity may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

Foreign Government Regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales, promotion and distribution of our products.

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like an IND prior to the commencement of human clinical trials. In the EU, for example, a clinical trial application, or CTA, must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB requirements in the United States, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trials may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of a new drug under EU regulatory systems, we must submit a marketing authorization application. The application used to file the NDA in the United States is similar to that required in the EU, with the exception of, among other things, country-specific document requirements.

For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject in those countries to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health care programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical products and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our product candidates or a decision by a third-party payor to not cover our product candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition.

Fraud and Abuse Laws

We will also be subject to several healthcare regulation and enforcement by the federal government and the states and foreign governments in which we will conduct our business once our products are approved. The laws that may affect our ability to operate include:

•

the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information;

•

the federal healthcare programs’ Anti-Kickback Law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;
•

federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

•	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; and
•

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Employees

As of June 30, 2013, we had 15 employees, 13 of whom are full-time, six of whom hold Ph.D. or M.D. degrees, nine of whom were engaged in research and development activities and six of whom were engaged in business development, finance, information systems, facilities, human resources or administrative support. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Research and Development

We have invested $9.5 million, $5.5 million, $1.0 million and $41.8 million in research and development for the years ended December 31, 2011 and 2012, for the three months ended March 31, 2013 and for the period from July 13, 2005 (inception) to March 31, 2013, respectively.

Facilities

We lease approximately 5,349 square feet of space for our headquarters in San Diego, California under an agreement that expires in June 2014. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal Proceedings

We are currently not a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth the name, age and position of each of our executive officers, key employees and directors as of June 30, 2013.

Name	Age	Position
Executive Officers
Steven J. Mento, Ph.D.	61	President, Chief Executive Officer and Director
Alfred P. Spada, Ph.D.	55	Senior Vice President, R&D, Chief Scientific Officer
Gary C. Burgess, M.B., Ch.B. M.Med.	51	Senior Vice President, Clinical Research, Chief Medical Officer
Charles J. Cashion	62	Senior Vice President, Finance, Chief Financial Officer, Secretary
Key Employee
Daniel L. Ripley	52	Senior Director, Head of Corporate Development

Directors
David F. Hale(1)(3)	64	Chairman of the Board of Directors
Paul H. Klingenstein(1)(2)	57	Director
Louis Lacasse(2)	56	Director
Shahzad Malik, M.D.(2)	46	Director
Marc Perret(3)	54	Director
James Scopa(1)	54	Director
Harold Van Wart, Ph.D.(3)	65	Director

(1)	Member of the compensation committee
(2)	Member of the audit committee
(3)	Member of the nominating and corporate governance committee

Executive Officers

Steven J. Mento, Ph.D. is one of our co-founders and has served as our President and Chief Executive Officer and as a member of our board of directors since July 2005. From July 2005 until December 2012, Dr. Mento also served as chairman of our board of directors. Dr. Mento has over 30 years of combined experience in the biotechnology and pharmaceutical industries. From 1997 to 2005, Dr. Mento was President, Chief Executive Officer and a member of the Board of Directors of Idun Pharmaceuticals, Inc. Dr. Mento guided Idun during its transition from a discovery focused organization to a drug development company with multiple products in or near human clinical testing. In April 2005, Idun was sold to Pfizer Inc. Previously, Dr. Mento served as President of Chiron Viagene, Inc. (subsequently Chiron Technologies, Center for Gene Therapy), and Vice President of Chiron Corporation from 1995 to 1997. Dr. Mento was Vice President of R&D at Viagene from 1992 to 1995. Prior to Viagene, Dr. Mento held various positions at American Cyanamid Company from 1982 to 1992. His last position was Director of Viral Vaccine Research and Development at Lederle-Praxis Biologicals, a business unit of American Cyanamid. Dr. Mento currently serves on the boards of directors of BIOCOM, the Biotechnology Industry Organization (BIO), BIO Emerging Company Section Governing Body, BIO Health Section Governing Body, Sangamo Biosciences, Inc., and various academic and charitable organizations. Dr. Mento holds a B.A. in Microbiology from Rutgers College, and an M.S. and Ph.D. both in Microbiology from Rutgers University. Dr. Mento’s extensive knowledge of our business, as well as his over 30 years of experience in the biotechnology and pharmaceutical industries, including executive leadership in several pharmaceutical companies, contributed to our board of directors’ conclusion that he should serve as a director of our company.

Alfred P. Spada, Ph.D. is one of our co-founders and has served as our Senior Vice President, Research and Development since July 2005, and as our Chief Scientific Officer since April 2012. Dr. Spada has over 28 years of experience in the pharmaceutical and biotechnology industries. He has co-authored more than 50 scientific publications and is an inventor on more than 70 patents. From 2000 to 2005, Dr. Spada was Vice President of Pharmaceutical and Preclinical Development at Idun Pharmaceuticals where he was responsible for managing internal research and development activities, and Idun’s external partnerships, including the collaboration with Abbott Laboratories. Prior to joining Idun, Dr. Spada was a Department Director at Aventis Pharmaceuticals (formerly Rhone-Poulenc Rorer), where he was responsible for medicinal and analytical chemistry. From 1990 to 2000, his teams worked on a wide variety of enzyme-based and G-protein coupled receptors (GCPR) targets, resulting in the identification of clinical candidates for treatment of acute myocardial infarction, thrombotic disorders, coronary restenosis, lipid lowering, diabetes and cancer. His team discovered otamixaban, a direct acting factor Xa inhibitor currently in Phase 3 clinical trials for the treatment of acute coronary syndrome. Dr. Spada holds a B.S. in Chemistry from Worcester Polytechnic Institute and a Ph.D. in Chemistry from the Massachusetts Institute of Technology.

Gary C. Burgess M.B., Ch.B. M.Med.(Int.)(Stell.) MFPM has served as our Senior Vice President, Clinical Research, and Chief Medical Officer since November 2011. In April 2012, he was appointed to the Population and Systems Medicine Board at the Medical Research Council. Dr. Burgess has over 14 years of experience in the pharmaceutical industry. From 1999 to October 2011, Dr. Burgess held positions of increasing seniority at Pfizer Ltd in Sandwich in the United Kingdom, most recently as Senior Director and Clinical Portfolio Lead for Asia Research. In this position, he had clinical oversight of all aspects of the Pfizer liver fibrosis program including clinical program design, development and execution, regulatory and key opinion leader interactions, and evaluation and establishment of external collaborations for fibrotic disease biomarker development. During the period following the acquisition of Idun Pharmaceuticals by Pfizer, Dr. Burgess’ responsibilities included data integration, clinical oversight of ongoing Phase 2 studies, development of clinical plans and registration strategies for the Idun caspase inhibitor, IDN-6556, which was later renamed emricasan. Dr. Burgess has also previously held the position of Medical Development Team Leader for Thelin in the Pfizer Specialty Care Business Unit and from 2001 to 2004 was the clinician responsible for the studies with sildenafil in Pulmonary Arterial Hypertension which led to the registration of Revatio in 2005. Prior to joining Pfizer, Dr. Burgess held the position of Principal Consultant and Head of the Intensive Care Unit and Casualty Department at II Military Hospital in Cape Town, South Africa, as well as holding honorary consultant posts in the Gastroenterology Departments at both Tygerberg and Groote Schuur Hospitals, in addition to conducting a limited private practice as a general internist. Dr. Burgess holds a M.B., Ch.B. and M.Med. in Internal Medicine from the University of Stellenbosch, South Africa, and a diploma in Pharmaceutical Medicine from Cardiff University, United Kingdom.

Charles J. Cashion is one of our co-founders and has served as our Senior Vice President, Finance, Chief Financial Officer, and Secretary since July 2005. From 2001 to 2005, Mr. Cashion was Chief Financial Officer at Idun. Mr. Cashion has held several senior level management positions in both private and public healthcare companies with responsibilities for securing and executing various types of financings including initial public offerings, secondary offerings, corporate partnerships, and debt. He has also been involved with the strategic planning, acquisition and integration of several technology companies. Mr. Cashion joined Idun Pharmaceuticals in 2001 as Executive Vice President, Chief Financial Officer and Secretary. Previously, Mr. Cashion held the position of Senior Vice President and Chief Financial Officer of Quidel Corporation, a publicly-held medical diagnostics company. For the prior nine years, Mr. Cashion was Senior Vice President, Finance, and Chief Financial Officer of The Immune Response Corporation, a publicly-held biopharmaceutical company. During the period from 1980 to 1989, Mr. Cashion was Executive Vice President and Chief Financial Officer of Smith Laboratories, Inc., a publicly-held pharmaceutical company and during 1987 through 1989 was also President and Chief Executive Officer of Sutter Corporation, an orthopedic products subsidiary of Smith Laboratories. Mr. Cashion also held positions at Baxter International, Inc. and Motorola, Inc. Mr. Cashion currently serves on the boards of directors of NovaBay Pharmaceuticals, Inc., Ridge Diagnostics, Inc., La Jolla Institute for Allergy & Immunology, and iDiverse, Inc. Mr. Cashion holds an M.B.A. and B.S. in Accounting from Northern Illinois University.

Key Employee

Daniel L. Ripley has served as our Senior Director, Head of Corporate Development since July 2012. Mr. Ripley has 15 years of integrated business development experience in the initiation and execution of strategic business transactions in emerging growth life science companies. He has led licensing, commercial analysis, partnering initiatives, and intellectual property enforcement to drive business development of early-to-late stage products in a wide variety of therapeutic areas and technologies. Mr. Ripley served as Senior Director of Business Development at Apricus Biosciences from 2011 through 2012, and prior to that was a senior business development consultant to biotechnology companies in the San Diego area from 2010 through 2011, Vice President of Business Development at BioBlocks, Inc. from 2009 through 2010, Senior Director, Head of Business Development at Kalypsys, Inc. from 2006 through 2008, and Director of Business Development at Isis Pharmaceuticals from 2000 through 2006. During this timeframe, he executed multiple licensing and drug discovery collaborations with pharmaceutical and biotechnology companies that included Pfizer, Oncogenex, Alnylam, Amgen, GSK, Sanofi, and Alcon. Mr. Ripley holds an M.B.A. with an emphasis in Finance and a B.S. in Microbiology, both from San Diego State University.

Non-Employee Directors

David F. Hale has served as a member of our board of directors since October 2006 and chairman of the board since December 2012. Since May 2006, Mr. Hale has served as Chairman & CEO of Hale BioPharma Ventures, a private company focused on the formation and development of biotechnology and specialty pharma companies. He was previously President and CEO of CancerVax Corporation which merged with Micromet, Inc., a cancer therapeutic company, from October 2000 through May 2006, when he became Chairman of the combined companies. Mr. Hale is a serial entrepreneur who has been involved in the founding and/or development of a number of biotechnology and specialty pharmaceutical companies. After joining Hybritech, Inc., in 1982, the first monoclonal antibody company, he was President & Chief Operating Officer and became CEO in 1986, when Hybritech was acquired by Eli Lilly and Co. From 1987 to 1997 he was Chairman, President and CEO of Gensia, Inc., which merged with SICOR to become Gensia Sicor, Inc., which was acquired by Teva Pharmaceuticals. He was a co-founder and Chairman of Viagene, Inc. from 1987 to 1995, when Viagene was acquired by Chiron, Inc. He was President and CEO of Women First HealthCare, Inc. from late 1997 to June 2000. Prior to joining Hybritech, Mr. Hale was Vice President and General Manager of BBL Microbiology Systems, a division of Becton, Dickinson & Co. and from 1971 to 1980, held various marketing and sales management positions with Ortho Pharmaceutical Corporation, a division of Johnson & Johnson, Inc. Mr. Hale is Chairman of Santarus, Inc., a publicly-held company, and previously served as Chairman of Somaxon, Inc. prior to its acquisition in 2013. He also serves as Chairman of privately-held Colorescience, Inc., Ridge Diagnostics, Crisi, Inc., Intrepid Therapeutics, Neurelis, Inc., Agility Clinical, Advantar Laboratories, Inc. and Katama Pharmaceuticals, Inc. Mr. Hale also is a co-founder and serves on the Board of Directors of BIOCOM, is a former member of the Board of the Biotechnology Industry Organization (BIO), and the Biotechnology Institute. Mr. Hale also serves on the Board of Directors of the San Diego Economic Development Corporation, and as Chairman of the Board of Trustees of Rady Children’s Hospital of San Diego. He is a co-founder of the CONNECT Program in Technology and Entrepreneurship. Mr. Hale holds a B.A. in Biology and Chemistry from Jacksonville State University. Mr. Hale’s extensive knowledge of our business and history, experience as a board member of multiple publicly-traded and privately-held companies, and expertise in developing, financing and providing strong executive leadership to numerous biopharmaceutical companies contributed to our board of directors’ conclusion that he should serve as a director of our company.

Paul H. Klingenstein has served as a member of our board of directors since October 2005. Mr. Klingenstein has been a venture capital investor for most of his professional career. Beginning at Warburg, Pincus in the early 1980s, he joined Accel Partners in 1986 and helped, through the next decade, to build a leading venture capital firm. After a brief period as an advisor to the Rockefeller Foundation, he formed Aberdare Ventures in 1999, and has served as a Managing Partner since that time. During this period, he has invested in more than 50 companies, the majority of which are now public, or have been merged into public companies. These investments comprise mostly early-stage domestic businesses, but also include later-stage, public, and non-U.S. companies, and management buyouts. Mr. Klingenstein currently serves on the boards of directors of Anacor Pharmaceuticals, Aviir, Clovis Oncology, Elation ERM, EnteroMedics, and MC10, Inc. He has previously served on the boards of Ablation Frontiers, Ample Medical, Aviron, EP Technologies, Glycomed, Idun Pharmaceuticals, Isis Pharmaceuticals, Nevro Corporation, Pharmion, Posit Science, VertiFlex, U.S. Behavioral Health Viagene, and

Xomed Surgical Products. Mr. Klingenstein is also serving as Chairman of the Board of the International AIDS Vaccine Initiative and is a board member of the MacArthur Foundation. He has served on the boards of various educational and non-profit institutions, including the African Wildlife Foundation, Juma Ventures, Marin Country Day School, the Taft School, and the University of California Berkeley School of Public Health. He holds an A.B. from Harvard College and an M.B.A. from Stanford University. Mr. Klingenstein’s extensive experience as a venture capital investor in over 50 companies in the biotechnology and pharmaceuticals industries, as well as his experience as a director for numerous public companies, contributed to our board of directors’ conclusion that he should serve as a director of our company.

Louis Lacasse has served as a member of our board of directors since February 2011. Mr. Lacasse has been President of GeneChem Management Inc. since 1997 and Managing Partner of AgeChem Financial Inc. since 2006. GeneChem and AgeChem are managing three lifesciences venture capital funds which have invested in more than 40 companies in Canada, the United States and Europe. Prior to joining GeneChem, Mr. Lacasse worked at the Caisse de dépôt et de placement du Québec, where he held several positions between 1987 and 1997, including Vice-President of Sofinov, a private placement subsidiary of the Caisse which focused on biotechnology, information technology and industrial technology. Before joining the Caisse, Mr. Lacasse worked as a financial analyst with the National Bank of Canada, as Account Manager at the Bank of Montreal and as Project Manager at the Centre de Développement Technologique. He has also owned a small retail company. Mr. Lacasse currently serves on the boards of directors of Calyx Bio-Ventures Inc., Botaneco Corp. and Alethia Biotherapeutics, Inc. He also has served on the boards of directors of BioChem Pharma Inc., Axcan Pharma Inc., Targeted Genetics Inc., Methylgene Inc. and Idun Pharmaceuticals Inc. Mr. Lacasse holds a bachelor’s degree in finance from the Ecole des Hautes Etudes Commerciales and an M.B.A. from McGill University. Mr. Lacasse’s extensive experience as a board member and chairman of audit and compensation committees of numerous public companies, as well as his extensive experience as a venture capital investor in over 40 companies in the biotechnology and pharmaceuticals industries, contributed to our board of directors’ conclusion that he should serve as a director of our company.

Shahzad Malik, M.D. has served as a member of our board of directors since February 2009. Dr. Malik is a General Partner at Advent Venture Partners, a position he has held since 1999. During his time with Advent, he has been actively involved with numerous investments in Europe and the United States in the biopharmaceutical and medical device arenas in a variety of therapeutic areas. A number of these are now publicly traded or have been acquired. Prior to joining Advent, Dr. Malik spent six years practicing medicine before joining the London office of management consultants McKinsey & Company. While there he served international clients in the Healthcare and Investment Banking sectors. Dr. Malik holds an M.A. from Oxford University and a M.D. from Cambridge University. He subsequently specialized in interventional cardiology while also pursuing research interests in heart muscle disorders both in the clinic and basic science laboratory. Dr. Malik’s medical background and training and his extensive experience as a venture capital investor in the biopharmaceutical and medical device industries, contributed to our board of directors’ conclusion that he should serve as a director of our company.

Marc Perret has served as a member of our board of directors since December 2006. Mr. Perret is a Managing Partner at Gilde Healthcare Partners (Utrecht, The Netherlands), a position he has held since December 2006. Mr. Perret is involved with fund raising, fund management, as well as investment activities. He represents or represented Gilde Healthcare Partners on the boards of portfolio companies, such as Belgium-based Crop Design (sold to BASF), France-based Innate Pharma (listed on EuroNext) and France-based Neuro3d (merged with Evotec AG). Prior to joining Gilde Healthcare Partners in October 2000, Mr. Perret gained operational and international experience during 17 years at the Novartis [Ciba] Group, in business development, restructuring, as country division head and ultimately as M&A Head of one of Novartis’ divisions. His track record includes a $1 billion acquisition of a Merck & Co. division, direct involvement in the multi-billion merger and listing of Switzerland-based Syngenta, and several smaller biotechnology deals. Mr. Perret is an engineer from Ecole Centrale de Lyon and received an M.B.A. from HEC Group / Stanford GSB. Mr. Perret’s experience as a venture capitalist investing in and serving on the boards of multiple life sciences companies and his extensive operational and international experience in the biopharmaceutical industry contributed to our board of directors’ conclusion that he should serve as a director of our company.

James Scopa has served as a member of our board of directors since March 2011. Mr. Scopa is a Managing Director in MPM Capital’s San Francisco office, having joined the firm in 2005. Previously, Mr. Scopa spent 18 years advising growth companies in biopharmaceuticals and medical devices at Deutsche Banc Alex. Brown and Thomas Weisel Partners. At Deutsche Banc Alex. Brown he served as Managing Director and Global Co-Head of Healthcare Investment Banking. At Thomas Weisel Partners he served on the Investment Committee for TWP’s Health Care venture fund as well as Co-Director of Healthcare Investment Banking. He holds an A.B. from Harvard College (Phi Beta Kappa), an M.B.A. from Harvard Business School and a J.D. from Harvard Law School. Mr. Scopa currently serves on the boards of directors of Astute Medical, Inc., iPierian, Solasia Pharma K.K., and TriVascular, Inc., and has previously served on the board of Peplin, Inc. (sold to LEO Pharmaceuticals). Mr. Scopa’s extensive experience as a venture capital investor in the biotechnology and biopharmaceuticals industries, prior experience as an investment banker in those industries, and his service as a director for numerous companies, contributed to our board of directors’ conclusion that he should serve as a director of our company.

Harold E. Van Wart, Ph.D. has served as a member of our board of directors since March 2007. Dr. Van Wart has served as Metabolex, Inc.’s Chief Executive Officer since 2003, a member of its board of directors since January 2003, and President since April 2001. He served as Chief Operating Officer from December 2002 to January 2003 and Senior Vice President, Research and Development from October 2000 to December 2002. From 1999 to 2000, Dr. Van Wart was vice president and therapy head for arthritis and fibrotic diseases at Roche Biosciences, a division of Syntex (U.S.A.) Inc., a biopharmaceutical company. From 1992 to 1999, he was vice president and director of the institute of biochemistry and cell biology at Syntex (U.S.A.) Inc., a biopharmaceutical company acquired by an affiliate of Roche Holding Ltd in 1994. From 1978 to 1992, Dr. Van Wart served on the faculty of Florida State University. Dr. Van Wart holds a Ph.D. from Cornell University and a B.A. from SUNY Binghamton. He currently serves on the Emerging Companies and Health Section Governing Boards of BIO, as well as on its board of directors. Dr. Van Wart’s extensive leadership experience in the biotechnology and biopharmaceutical industries contributed to our board of directors’ conclusion that he should serve as a director of our company.

Board Composition and Election of Directors

Director Independence

Our board of directors currently consists of eight members. Our board of directors has determined that all of our directors, other than Dr. Mento, are independent directors in accordance with the listing requirements of The NASDAQ Global Market. The NASDAQ independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with the terms of our amended and restated certificate of incorporation that will go into effect immediately prior to the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be Mr. Klingenstein and Dr. Malik, and their terms will expire at our first annual meeting of stockholders following this offering;
•	the Class II directors will be Mr. Lacasse, Mr. Perret and Mr. Scopa, and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be Mr. Hale, Dr. Mento and Dr. Van Wart, and their terms will expire at our third annual meeting of stockholders following this offering.

Our amended and restated certificate of incorporation that will go into effect immediately prior to the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock then entitled to vote in the election of directors.

Board Leadership Structure

Our board of directors is currently led by its chairman, David Hale. Our board of directors recognizes that it is important to determine an optimal board leadership structure to ensure the independent oversight of management as the company continues to grow. We separate the roles of chief executive officer and chairman of the board in recognition of the differences between the two roles. The chief executive officer is responsible for setting the strategic direction for the company and the day-to-day leadership and performance of the company, while the chairman of the board of directors provides guidance to the chief executive officer and presides over meetings of the full board of directors. We believe that this separation of responsibilities provides a balanced approach to managing the board of directors and overseeing the company.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Our board of directors has responsibility for the oversight of the company’s risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board to understand the company’s risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee reviews information regarding liquidity and operations, and oversees our management of financial risks. Periodically, the audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. The nominating/corporate governance committee manages risks associated with the independence of the board, corporate disclosure practices, and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by our board as a whole.

Board Committees and Independence

Our board has established three standing committees—audit, compensation, and nominating and corporate governance—each of which operates under a charter that has been approved by our board.

Our board has determined that all of the members of each of the board’s three standing committees are independent as defined under the rules of The NASDAQ Global Market. In addition, all members of the audit committee meet the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act.

Audit Committee

The audit committee’s main function is to oversee our accounting and financial reporting processes and the audits of our financial statements. This committee’s responsibilities include, among other things:

•	appointing our independent registered public accounting firm;
•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;
•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;
•	reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and our critical accounting policies;
•	discussing with management and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited financial statements;
•	reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;
•	reviewing on a periodic basis, or as appropriate, any investment policy and recommending to our board any changes to such investment policy;
•	reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations;
•	preparing the report that the SEC requires in our annual proxy statement;
•	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics; and
•	reviewing and evaluating, at least annually, the performance of the audit committee and its members including compliance of the audit committee with its charter.

The members of our audit committee are Dr. Malik and Messrs. Klingenstein and Lacasse. Dr. Malik serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Global Market. Our board of directors has determined that Dr. Malik is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable NASDAQ rules and regulations. Our board of directors has determined each of Dr. Malik and Messrs. Klingenstein and Lacasse is independent under the applicable rules of the SEC and The NASDAQ Global Market. Upon the listing of our common stock on The NASDAQ Global Market, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and The NASDAQ Global Market.

Compensation Committee

Our compensation committee reviews and approves policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also reviews and approves the issuance of stock options and other awards under our equity plan. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

The members of our compensation committee are Messrs. Hale, Klingenstein and Scopa. Mr. Hale serves as the chairperson of the committee. Our board has determined that each of Messrs. Hale, Klingenstein and Scopa is independent under the applicable rules and regulations of The NASDAQ Global Market, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended. Upon the listing of our common stock on The NASDAQ Global Market, the compensation committee will operate under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for assisting our board of directors in discharging the board’s responsibilities regarding the identification of qualified candidates to become board members, the selection of nominees for election as directors at our annual meetings of stockholders (or special meetings of stockholders at which directors are to be elected), and the selection of candidates to fill any vacancies on our board of directors and any committees thereof. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies, reporting and making recommendations to our board of directors concerning governance matters and oversight of the evaluation of our board of directors. The members of our nominating and corporate governance committee are Dr. Van Wart and Messrs. Hale and Perret. Dr. Van Wart serves as the chairman of the committee. Our board has determined that each of Messrs. Hale and Perret and Dr. Van Wart is independent under the applicable rules and regulations of The NASDAQ Global Market relating to nominating and corporate governance committee independence. Upon the listing of our common stock on The NASDAQ Global Market, the nominating and corporate governance committee will operate under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been one of our officers or employees. None of our executive officers currently serves, or has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Board Diversity

Upon consummation of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

•	personal and professional integrity, ethics and values;
•	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;
•	experience as a board member or executive officer of another publicly-held company;
•	strong finance experience;
•	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;
•	diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;
•	experience relevant to our business industry and with relevant social policy concerns; and
•	relevant academic expertise or other proficiency in an area of our business operations.

Currently, our board of directors evaluates, and following the consummation of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon completion of this offering, our code of business conduct and ethics will be available under the Investor Relations—Corporate Governance section of our website at www.conatuspharma.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of The NASDAQ Global Market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2012 Summary Compensation Table” below. In 2012, our chief executive officer and our two other highest-paid executive officers, or our named executive officers, were as follows:

•	Steven J. Mento, Ph.D., President and Chief Executive Officer
•	Alfred P. Spada, Ph.D., Senior Vice President, R&D and Chief Scientific Officer
•	Gary C. Burgess, M.B., Ch.B. M.Med., Senior Vice President, Clinical Research, and Chief Medical Officer

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2012 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers during the fiscal year ended December 31, 2012:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Steven J. Mento, Ph.D.	2012	407,255	—	—	2,480	—	15,754	(2)	425,489
President and Chief Executive Officer
Gary C. Burgess, M.B., Ch.B. M.Med.	2012	280,000	—	—	1,550	—	49,212	(3)	330,762
Senior Vice President, Clinical Research, and Chief Medical Officer
Alfred P. Spada, Ph.D.	2012	274,866	—	—	930	—	16,311	(2)	292,107
Senior Vice President, R&D and Chief Scientific Officer

(1)

Amounts shown represent the aggregate grant date fair value of the option awards computed in accordance with FASB Topic ASC 718. These amounts do not correspond to the actual value that will be recognized by the named executive officer with respect to such awards. For a detailed description of the assumptions used for purposes of determining grant date fair value, see Note 2 to the consolidated financial statements included elsewhere in this prospectus.

(2)

Amounts shown represent term life insurance, short and long-term disability insurance, long-term care insurance and matching contributions under the terms of our 401(k) plan paid by us on behalf of such named executive officers.

(3)

Represents Dr. Burgess’ monthly stipend of £2,523 pounds sterling, or approximately $4,101 U.S. dollars, to purchase individually-obtained insurance and pension benefits in fiscal year 2012. The amount shown represents such compensation, converted from pounds sterling to U.S. dollars, using the exchange rate in effect on December 31, 2012.

Narrative Disclosure to Compensation Tables

Employment Agreements

Employment Agreements with Drs. Mento and Spada

In December 2008, we entered into employment agreements with each of Drs. Mento and Spada, each of which were amended in July 2013.

Pursuant to each of the employment agreements, Drs. Mento and Spada currently receive annual base salaries of $419,473 and $283,112, respectively, which amounts are subject to annual review by and at the sole discretion of our board of directors or its designee. Drs. Mento and Spada will also be eligible to earn an annual cash performance bonus equal to up to 50% and 35%, respectively, of his then-current annual base salary. The annual cash performance bonus will be based on his and/or our attainment of objective financial or other operating criteria established by our board of directors or its designee, as determined by our board of directors or its designee.

Pursuant to each of the employment agreements, if we terminate such executive officer’s employment without cause (as defined below) or such officer resigns for good reason (as defined below), the executive officer will be entitled to the following payments and benefits: (1) his fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other amounts under any compensation plan or practice to which he is entitled; (2) a lump sum cash payment in an amount equal to his monthly base salary as in effect immediately prior to the date of termination for the 12-month period following the date of termination; and (3) continuation of health benefits for a period of 12 months following the date of termination.

Each of the employment agreements provides that the executive officer’s stock awards will immediately vest and become exercisable: (1) with respect to stock awards granted to the executive officer prior to the public trading date of our common stock, as to 100% of such stock awards on the date of a change of control, (2) with respect to stock awards granted to the executive officer on or after the public trading date of our common stock, (A) as to 50% of the then-unvested and outstanding portion of such stock awards on the date of a change of control, and (B) the remaining 50% of the then-unvested stock awards on the first to occur of (i) the first anniversary of the change of control or (ii) the date of the executive officer’s termination of employment without cause or for good reason; and (3) in the event the executive officer’s employment is terminated by us other than for cause or by the executive officer for good reason, as to the number of stock awards that would have vested over the 12-month period following termination had such executive officer remained continuously employed by us during such period.

For purposes of the employment agreements, “cause” generally means an executive officer’s: (1) commission of an act of fraud, embezzlement or dishonesty that has a material adverse impact on us or any successor or affiliate of ours; (2) conviction of, or entry into a plea of “guilty” or “no contest” to, a felony or any crime involving fraud, misappropriation, embezzlement or moral turpitude; (3) unauthorized use or disclosure of our confidential information or trade secrets or that of any successor or affiliate of ours that has a material adverse impact on any such entity; (4) gross negligence, insubordination or material violation of any duty of loyalty, or any other material misconduct on the part of the executive officer; (5) ongoing and repeated failure or refusal to perform or neglect of his duties as required by his employment agreement, which failure, refusal or neglect continues for 15 days following his receipt of written notice from our board of directors, or, in the case of Dr. Spada, from our chief executive officer, stating with specificity the nature of such failure, refusal or neglect; or (6) breach of any material provision of his employment agreement.

For purposes of the employment agreements, “good reason” generally means: (1) a material diminution in the executive officer’s authority, duties or responsibilities; (2) a material diminution in the executive officer’s base compensation, except in connection with a general reduction in the base compensation of our or any successor’s or affiliate’s personnel with similar status and responsibilities; (3) a material change in the geographic location at which the executive officer must perform his duties (and we and the executive officer agree that any requirement that the executive officer be based at any place outside a 50-mile radius of his place of employment as of the effective date of the employment agreement, except for reasonably required travel on our or any successor’s or affiliate’s business that is not materially greater than such travel requirements prior to the effective date of the employment agreement, shall be considered a material change); or (4) any other action or inaction that constitutes a material breach by us or any successor or affiliate of its obligations to the executive officer under the employment agreement.

For purposes of the employment agreements, “change in control” generally has the same meaning as such term is given under the terms of our 2006 Equity Incentive Plan, as described below.

Employment Agreement with Dr. Burgess

In November 2011, we entered into an employment agreement with Dr. Burgess, or the Burgess employment agreement, which was amended in July 2013.

Pursuant to the Burgess employment agreement, Dr. Burgess receives an annual base salary of $288,400, which amount is subject to annual review by and at the sole discretion of our board of directors or its designee. Dr. Burgess will also be eligible to earn an annual cash performance bonus equal to up to 35% of his then-current annual base salary. The annual cash performance bonus will be based on his and/or our attainment of objective financial or other operating criteria established by our board of directors or its designee, as determined by our board of directors or its designee. In addition to his base salary and annual bonus, for so long as we do not maintain any company-paid health or pension scheme in the United Kingdom, as more fully described in the employment agreement, and Dr. Burgess resides in the United Kingdom, we will pay Dr. Burgess a monthly stipend to purchase individually-obtained insurance and pension benefits.

Pursuant to the terms of the Burgess employment agreement, either we or Dr. Burgess may terminate Dr. Burgess’ employment with us at any time with no less than 30 days’ prior written notice, or such longer period of notice as is required by law, and we may terminate Dr. Burgess’ employment with us immediately upon notice if such termination is for cause (as defined below), or if we pay Dr. Burgess, in lieu of notice, an amount equal to the base salary that he would otherwise have received during the notice period. In addition, if we terminate Dr. Burgess’ employment without cause or if he resigns for good reason (as defined below), Dr. Burgess is entitled to the following payments and benefits: (1) his fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other amounts under any compensation plan or practice to which he is entitled; (2) a lump sum cash payment in an amount equal to his monthly base salary as in effect immediately prior to the date of termination for the 12-month period following the date of termination; and (3) an amount equal to the monthly plan premium payments for Dr. Burgess’ health plans in equal monthly payments for a period of 12 months following the date of termination.

Dr. Burgess’ employment agreement provides that his stock awards will immediately vest and become exercisable: (1) with respect to stock awards granted to Dr. Burgess on or after the public trading date of our common stock, (A) as to 50% of the then-unvested and outstanding portion of such stock awards on the date of a change of control, and (B) the remaining 50% of the then-unvested stock awards on the first to occur of (i) the first anniversary of the change of control or (ii) the date of Dr. Burgess’ termination of employment without cause or for good reason; and (2) in the event Dr. Burgess’ employment is terminated by us other than for cause or by Dr. Burgess for good reason, as to the number of stock awards that would have vested over the 12-month period following termination had Dr. Burgess remained continuously employed by us during such period. In addition, pursuant to Dr. Burgess’ stock award agreements, with respect to stock awards granted to Dr. Burgess prior to the public trading date of our common stock, in the event of a change of control, his stock awards will immediately vest and become exercisable with respect to such number of stock awards that would have vested over the 24-month period following the change in control had Dr. Burgess remained continuously employed by us during such period.

For purposes of the Burgess employment agreement, “cause” generally means Dr. Burgess’: (1) commission of an act of fraud, embezzlement or dishonesty that has a material adverse impact on us or any successor or affiliate of ours; (2) conviction of, or entry into a plea of “guilty” or “no contest” to, a felony or any crime involving fraud, misappropriation, embezzlement or moral turpitude; (3) unauthorized use or disclosure of our confidential information or trade secrets or any successor or affiliate of ours that has a material adverse impact on any such entity; (4) gross negligence, gross misconduct (as defined below), insubordination or material violation of any duty of loyalty, or any other material misconduct on the part of Dr. Burgess; (5) ongoing and repeated failure or refusal to perform or neglect of his duties as required by his employment agreement, which failure, refusal or neglect continues for 15 days following his receipt of written notice from our board of directors or our chief executive officer, stating with specificity the nature of such failure, refusal or neglect; or (6) breach of any material provision of his employment agreement.

For purposes of the Burgess employment agreement, “good reason” generally means: (1) a material diminution in Dr. Burgess’ authority, duties or responsibilities; (2) a material diminution in Dr. Burgess’ base compensation, except in connection with a general reduction in the base compensation of our or any successor’s or affiliate’s personnel with similar status and responsibilities, provided that in the event of Dr. Burgess’ relocation to the United States, the expiration of benefits related to holidays, illness and expenses, as more fully described in the Burgess employment agreement, shall not constitute good reason; and (3) any other action or inaction that constitutes a material breach by us or any successor or affiliate of its obligations to Dr. Burgess under the employment agreement.

For purposes of the Burgess employment agreement, “gross misconduct” generally means: (1) an act which constitutes unlawful discrimination or harassment, whether on the grounds of sex, sexual orientation, race, ethnic origin, nationality, disability, age, religion or beliefs; (2) knowingly providing us false information or documentation; (3) being under the influence of, or consuming, illegal drugs or any controlled substances during work hours or while involved in our activities or events; (4) violent, abusive, intimidating or offensive behavior (whether physical or verbal); (5) unauthorized access to or inappropriate use of our computer, e-mail and internet systems or use of unapproved software; (6) interference with safety equipment; or (7) intentional or reckless disregard for health and safety rules or procedures.

For purposes of the Burgess employment agreement, “change in control” generally has the same meaning as such term is given under the terms of our 2006 Equity Incentive Plan, as described below.

Employee Incentive Compensation Plan

All of our employees, including our named executive officers, are eligible to participate in our Employee Incentive Compensation Plan, or the EICP. In connection with the completion of this offering, our board of directors has adopted an Annual Incentive Plan, as described below, which shall supercede and replace the EICP. The EICP is designed as a mechanism for rewarding corporate and individual achievement by offering both short-term and long-term incentive compensation to employees. The EICP is administered by the compensation committee of our board of directors, and our compensation committee is responsible for the approval of participation, award targets, performance measures and earned awards under the EICP.

Pursuant to the EICP, our compensation committee may make awards based on annual individual and corporate objectives determined for the performance measurement period. The relative weight between individual and corporate performance factors varies based on reporting levels and responsibility, and is currently as follows for our named executive officers, subject to annual review by our compensation committee:

	Corporate	Individual
President/CEO	100%	0%
Senior Vice President	80%	20%

Annual Cash Incentive Awards

The EICP allows for annual cash incentive awards, which are determined by: (1) applying a target award multiplier, as set forth below, to each covered employee’s base salary; (2) allocating such amount between the corporate and individual components, as set forth above; and (3) multiplying each such allocated amount by an award multiplier ranging from 0% to 150%, as determined by our compensation committee based on corporate and individual achievement for the applicable year.

The target award multipliers for our named executive officers are as follows:

Target Award Multiplier
CEO	40%
Senior Vice President	30%

Corporate objectives for the EICP for 2012 were established in December 2011, and generally related to clinical development, business development and operational goals. In December 2012, our board of directors determined, in consultation with our compensation committee, to approve annual cash incentive awards for 2012 for certain of our employees at 100% of targeted levels.

However, the annual cash incentive award payments under our EICP are within the discretion of our compensation committee. After taking into consideration the cash position of the company at the end of 2012, the compensation committee exercised such discretion and determined not to award annual cash incentive awards for 2012 to Drs. Mento, Spada and Burgess at that time. Instead, the compensation committee determined to create a retention program pursuant to which Drs. Mento, Spada and Burgess would be eligible to earn cash awards in the amount of $162,902, $82,460 and $84,000, respectively (which amounts equated to the annual cash incentive awards these individuals would have received under the EICP for 2012 had the compensation committee not exercised its discretion to determine not to pay such executives annual cash incentive awards thereunder), upon the receipt of acceptable non-dilutive financing by the company as determined by our board of directors, and the executive officer’s continuation of employment with us on the date of payment of such award in order to remain eligible to receive it. To date, the company has not received acceptable non-dilutive financing that would give rise to the payment of these amounts to the named executive officers and the consummation of this offering will not satisfy this performance objective.

Long Term Incentive Awards

In addition, pursuant to the EICP, our compensation committee may grant annual stock option awards to our employees, including our named executive officers, under our 2006 Equity Incentive Plan. Such options will generally vest over a four-year period. The target number of shares to be subject to such annual stock option awards for our named executive officers are set forth below:

Target Number of Shares of Annual Stock Option Awards
CEO	36,363
Senior Vice President	12,121

The EICP provides for annual stock option awards to be determined by: (1) allocating the target amount set forth above between the corporate and individual components for an individual, as set forth above; and (2) multiplying each such allocated amount by an award multiplier ranging from 0% to 150%, as determined by our compensation committee. Our compensation committee has broad discretion in the grant of such stock option awards, and the amount of such grants, based on the performance of the individual and the company at the time of grant. In December 2012, our compensation committee determined to award stock option awards to Drs. Mento, Spada and Burgess to purchase 48,484, 18,181 and 30,303 shares of our common stock, respectively, based on their superior performance during 2012. These award amounts represented 133%, 150% and 250% of their target annual award amounts under the EICP. The stock options were granted with an exercise price of $0.09 per share and vest over four years, as described below.

In the event of a change in control (as defined in the 2006 Equity Incentive Plan), and if the EICP is assumed by the acquiring company, stock option awards for the year in which the change in control occurs will be the greater of the target award or the actual award determined by our compensation committee in its sole discretion. In addition, all unvested stock options previously granted under the EICP will be subject to 50% accelerated vesting immediately upon a change in control. The remaining unvested stock options will vest upon the earlier of (1) the date which is twelve months following the effective date of the change in control, or (2) the date immediately prior to the date on which an employee incurs either an involuntary termination without cause or a constructive termination, if and only if, the covered employee incurs the constructive termination or involuntary termination without cause at any time after the change in control, but prior to the date which is 12 months following the effective date of the change in control.

Annual Incentive Plan

Our board of directors has adopted the Conatus Pharmaceuticals Inc. Annual Incentive Plan, or the Bonus Plan, which will supersede and replace the EICP in connection with the completion of this offering. The material terms of the Bonus Plan are summarized below.

Pursuant to the terms of the Bonus Plan, each named executive officer will be eligible for a performance bonus based upon the achievement of certain corporate performance goals and objectives approved by our compensation committee and, with respect to our named executive officers other than our chief executive officer, individual performance.

Bonuses will be set based on the executive officer’s base salary as of the end of the bonus year, and are expected to be paid out in the first quarter of the following year. Based on the employment agreements with our named executive officers, the target levels for executive bonuses are currently as follows: 50% of base salary for the chief executive officer (100% of which is based on corporate objectives) and 35% of base salary for any senior vice president (80% of which is based on corporate objectives and 20% of which is based on individual performance). At the beginning of each year, our compensation committee will set corporate goals and milestones for the year. These goals and milestones and the proportional emphasis placed on each are expected to be set by our compensation committee after considering management input and our overall strategic objectives. It is expected that these goals will generally relate to factors such as clinical development, business development and operational goals.

Our compensation committee will determine the level of achievement of the corporate goals for each year. This achievement level will then be applied to each named executive officer’s target bonus to determine that year’s total bonus opportunity, before any determination of the individual component of the award. The individual component of each named executive’s bonus award will not necessarily be based on the achievement of any predetermined criteria or guidelines but rather on our compensation committee’s subjective assessment of the officer’s overall performance of his or her duties. In coming to this determination, our compensation committee will not follow any guidelines, nor will there be such standing guidelines regarding the exercise of such discretion.

Equity Compensation

We offer stock options to our employees, including our named executive officers, as the long-term incentive component of our compensation program. We typically grant equity awards to new hires upon their commencing employment with us. Our stock options allow employees to purchase shares of our common stock at a price per share equal to the fair market value of our common stock on the date of grant and may or may not be intended to qualify as “incentive stock options” for U.S. federal income tax purposes. In the past, our board of directors has determined the fair market value of our common stock based upon inputs including valuation reports prepared by third-party valuation firms from time to time. Generally, the stock options we grant vest as to 25% of the total number of option shares on the first anniversary of the date of grant and in equal monthly installments over the ensuing 36 months, subject to the employee’s continued employment with us on the vesting date. We also generally offer our employees the opportunity to “early exercise” their unvested stock options by purchasing shares underlying the unvested portion of an option subject to our right to repurchase any unvested shares for the lesser of the exercise price paid for the shares and the fair market value of the shares on the date of the holder’s termination of service if the employee’s service with us terminates prior to the date on which the options are fully vested.

Stock options granted to our named executive officers may be subject to accelerated vesting in certain circumstances. For additional discussion, please see “—Employment Agreements” above and “—Other Elements of Compensation—Change in Control Benefits” below.

All of our named executive officers received stock option awards in 2012. For additional discussion, please see “Employee Incentive Compensation Plan—Long Term Incentive Awards” above.

Our board of directors has adopted, and our stockholders have approved, a 2013 Incentive Award Plan, referred to below as the 2013 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. For additional information about the 2013 Plan, please see the section titled “Equity Incentive Award Plans” below.

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan that allows eligible employees to defer a portion of their compensation, within limits prescribed by the Internal Revenue Code, on a pre-tax basis through contributions to the plan. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees generally. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

Our named executive officers are eligible to participate in our health and welfare plans to the same extent as all full-time employees generally. We also provide Drs. Mento and Spada with term life insurance, disability insurance and long-term care insurance at our expense. Dr. Burgess also receives a monthly stipend to cover his health insurance and pension contributions in lieu of our maintaining plans in the United Kingdom. We do not provide our named executive officers with any other perquisites or other personal benefits.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation paid or provided by our company.

Change in Control Benefits

Our named executive officers may become entitled to certain benefits or enhanced benefits in connection with a change in control of our company. Drs. Mento, Spada and Burgess’ employment agreements entitle them to accelerated vesting of certain outstanding equity awards upon a change in control of our company, as described above under “—Employment Agreements.” In addition, stock options granted to our employees, including our named executive officers, are subject to acceleration in connection with a change in control and certain terminations of employment, as described above under “—Employee Incentive Compensation Plan—Long Term Incentive Awards” and below under “Equity Incentive Award Plans—2013 Incentive Award Plan.”

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table presents the outstanding equity incentive plan awards held by each named executive officer as of December 31, 2012.

		Option Awards						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Steven J. Mento, Ph.D.	3/3/08	36,363	(2)	—	—	1.24	3/2/18	—		—
	2/17/11	212,121	(3)	—	—	0.99	2/16/21	—		—
	12/9/11	—		—	—	—	—	19,090	(4)	209,990
	12/7/12	—		—	—	—	—	48,484	(4)	533,324
Gary C. Burgess, M.B., Ch.B. M.Med.	12/9/11	—		—	—	—	—	66,288	(5)	729,168
	12/7/12	—		—	—	—	—	30,303	(4)	333,333
Alfred P. Spada, Ph.D.	3/3/08	12,121	(2)	—	—	1.24	3/2/18	—		—
	2/17/11	42,424	(3)	—	—	0.99	2/16/21	—		—
	12/9/11	—		—	—	—	—	9,092	(4)	100,012
	12/7/12	—		—	—	—	—	18,181	(4)	199,991

(1)

Since we have not yet completed our initial public offering, the market values shown were computed using $11.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus.

(2)

The options were exercisable in full as of the grant date and vested at the rate of 25% of the total number of shares subject to the option on the one-year anniversary of December 7, 2007, and 1/48th of the total number of shares subject to the option on the last day of each month thereafter.

(3)

The options were exercisable in full as of the grant date and vested at the rate of 1/24th of the total number of shares subject to the option on the last day of each one-month period of service following February 9, 2011.

(4)

The restricted stock was issued upon early exercise of stock options granted to the executive officer on the grant date reflected in the table above, and shall vest and be released from our repurchase option at the rate of 25% of the total number of shares subject to the award on the one year anniversary of the grant date, and 1/48th of the total number of shares subject to the award on the last day of each month thereafter, provided that the executive officer continues to provide services to us through such dates. Unvested restricted stock is subject to a right of repurchase within 90 days of termination of employment. The stock options granted on December 9, 2011 and December 7, 2012, pursuant to which such restricted stock was issued, were granted at an exercise price of $0.09 per share.

(5)

The restricted stock was issued upon early exercise of stock options granted to the executive officer on the grant date reflected in the table above, and shall vest and be released from our repurchase option at the rate of 25% of the total number of shares subject to the award on November 1, 2012, and 1/48th of the total number of shares subject to the award on the last day of each month thereafter, provided that the executive officer continues to provide services to us through such dates. Unvested restricted stock is subject to a right of repurchase within 90 days of termination of employment. The stock options granted on December 9, 2011, pursuant to which such restricted stock was issued, was granted at an exercise price of $0.09 per share.

Director Compensation

2012 Director Compensation Table

The following table sets forth information for the year ended December 31, 2012 regarding the compensation awarded to, earned by or paid to our non-employee directors who served on our board of directors during 2012. Employees of our company who also serve as directors do not receive additional compensation for their performance of services as directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
William Gerber, M.D.(1)	—	—	—	—	—	—
David F. Hale	20,000	—	—	—	—	20,000
Paul H. Klingenstein	—	—	—	—	—	—
Louis Lacasse	—	—	—	—	—	—
Shahzad Malik, M.D.	—	—	—	—	—	—
Marc Perret	—	—	—	—	—	—
James Scopa	—	—	—	—	—	—
Harold Van Wart, Ph.D.	20,000	—	—	—	—	20,000

(1)	Dr. Gerber resigned from our board of directors in June 2013.

The table below shows the aggregate numbers of option awards held as of December 31, 2012 by each non-employee director who was serving as of December 31, 2012.

Name	Options Outstanding at Fiscal Year End
William Gerber, M.D.(1)	—
David F. Hale	12,121
Paul H. Klingenstein	—
Louis Lacasse	—
Shahzad Malik, M.D.	—
Marc Perret	—
James Scopa	—
Harold Van Wart, Ph.D.	30,302

(1)	Dr. Gerber resigned from our board of directors in June 2013.

On the effective date of this offering, we intend to grant to the chair of our board of directors an option to purchase 50,000 shares of our common stock, and to each other non-employee director an option to purchase 30,000 shares of our common stock, each vesting in substantially equal installments on each of the first three anniversaries of the date of grant.

In addition, our board of directors has approved a compensation program for our non-employee directors, to be effective upon completion of this offering, that will consist of annual retainer fees and long-term equity awards. Pursuant to the terms of the non-employee director compensation program, each non-employee director will receive an annual cash retainer for his or her services in an amount equal to $35,000. In addition, the chair of our board of directors will receive an additional annual cash retainer of $45,000, the chair of our audit committee will receive an additional annual cash retainer of $15,000, the chair of our compensation committee will receive an additional annual cash retainer of $10,000 and the chair of our nominating and corporate governance committee will receive an additional annual cash retainer of $7,000. Audit committee members will receive an additional cash retainer of $7,500, compensation committee members will receive an additional annual cash retainer of $6,000 and nominating and corporate governance committee members will receive an additional annual cash retainer of $3,500.

In addition, non-employee directors will receive initial grants of options to purchase 30,000 shares of our common stock, vesting in substantially equal installments on each of the first three anniversaries of the date of grant, upon election to our board of directors. Non-employee directors who (1) have been serving on our board of directors for at least six months as of the date of any annual meeting of our stockholders after the public trading date of our common stock and (2) will continue to serve immediately following such meeting, will receive a grant of options to purchase 15,000 shares of our common stock, and the chair of our board of directors will receive a grant of options to purchase an additional 20,000 shares of our common stock, each vesting on the first anniversary of the date of grant.

Equity Incentive Award Plans

2013 Incentive Award Plan

Our board of directors has adopted, and our stockholders have approved, the Conatus Pharmaceuticals Inc. 2013 Incentive Award Plan, or the 2013 Plan. The 2013 Plan will become effective on the business day prior to the public trading date of our common stock. The material terms of the 2013 Plan are summarized below.

Authorized Shares. A total of 1,000,000 shares of our common stock will initially be reserved for issuance under the 2013 Plan. In addition, the number of shares initially reserved under the 2013 Plan will be increased by (1) the number of shares which, as of the day prior to the public trading date of our common stock, remain available for issuance under our 2006 Equity Incentive Plan, and (2) the number of shares subject to stock options or similar awards granted under our 2006 Equity Incentive Plan that expire or otherwise terminate without having been exercised in full and unvested shares issued pursuant to awards granted under our 2006 Equity Incentive Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2013 Plan pursuant to clauses (1) and (2) above equal to 1,030,303 shares. In addition, the number of shares available for issuance under the 2013 Plan will be annually increased on the first day of each of our fiscal years during the term of the 2013 Plan, beginning with the 2014 fiscal year, by an amount equal to the least of:

•	1,000,000 shares;
•	5% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or
•	such other amount as our board of directors may determine.

The 2013 Plan will also provide for an aggregate limit of 12,030,303 shares of common stock that may be issued under the 2013 Plan over the course of its ten-year term.

Shares issued pursuant to awards under the 2013 Plan that we repurchase or that are forfeited, expire or lapse for any reason, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2013 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2013 Plan.

Plan Administration. The compensation committee of our board of directors will administer the 2013 Plan (except with respect to any award granted to “independent directors” (as defined in the 2013 Plan), which must be administered by our full board of directors). Following the completion of this offering, to administer the 2013 Plan, our compensation committee must consist solely of at least two members of our board of directors, each of whom is a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, an “independent director” under the rules of any securities exchange or automated quotation system on which the shares of our common stock are listed and, with respect to awards that are intended to constitute performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, an “outside director” for purposes of Section 162(m). Subject to the terms and conditions of the 2013 Plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the type or types of awards to be granted to each person, the number of awards to grant, the number of shares to be subject to such awards, and the terms and conditions of such awards, and to make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the 2013 Plan. Our compensation committee is also authorized to establish, adopt, amend or revise rules relating to administration of the 2013 Plan. Our board of directors may at any time revest in itself the authority to administer the 2013 Plan.

Eligibility. Options, stock appreciation rights, or SARs, restricted stock and other awards under the 2013 Plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our non-employee directors and consultants but only employees may be granted incentive stock options, or ISOs. As of June 30, 2013, there were seven non-employee directors and approximately 15 employees who would have been eligible for awards under the 2013 Plan had it been in effect on such date. At such time after the completion of this offering when we are subject to the requirements of Section 162(m) of the Code, the maximum number of shares that may be subject to awards granted under the 2013 Plan to any individual (other than non-employee directors) in any calendar year cannot exceed 1,000,000 shares and the maximum amount that may be paid to a participant in cash during any calendar year with respect to one or more cash based awards under the 2013 Plan is $20,000,000. In addition, the maximum number of shares that may be subject to awards granted under the 2013 Plan to any non-empolyee director in any calendar year cannot exceed 250,000 shares.

Awards. The 2013 Plan provides that our compensation committee (or the board of directors, in the case of awards to non-employee directors) may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents, stock payments and performance awards, or any combination thereof. Our compensation committee (or the board of directors, in the case of awards to non-employee directors) will consider each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of our long-term goals. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonqualified stock options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than the fair market value of a share of common stock on the date of grant, and usually will become exercisable (at the discretion of our compensation committee or our board of directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee (or our board of directors, in the case of awards to non-employee directors). NQSOs may be granted for any term specified by our compensation committee (or our board of directors, in the case of awards to non-employee directors).

•

ISOs will be designed to comply with the provisions of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock, the 2013 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of grant.

•

Restricted stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee (or our board of directors, in the case of awards to non-employee directors). Typically, restricted stock may be forfeited for no consideration if the conditions or restrictions are not met, and it may not be sold or otherwise transferred to third parties until the restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, may have voting rights and may receive dividends, if any, prior to the time when the restrictions lapse.

•

Restricted stock units may be awarded to participants, typically without payment of consideration or for a nominal purchase price, but subject to vesting conditions including continued employment or performance criteria established by our compensation committee (or our board of directors, in the case of awards to non-employee directors). Like restricted stock, restricted stock units may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•

SARs granted under the 2013 Plan typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the SAR. Except as required by Section 162(m) of the Code with respect to SARs intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2013 Plan on the exercise of SARs or the amount of gain realizable therefrom. Our compensation committee (or the board of directors, in the case of awards to non-employee directors) may elect to pay SARs in cash or in common stock or in a combination of both.

•

Dividend equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

•

Performance awards may be granted by our compensation committee on an individual or group basis. Generally, these awards will be based upon the attainment of specific performance goals that are established by our compensation committee and relate to one or more performance criteria on a specified date or dates determined by our compensation committee. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be, but need not be, qualified performance-based compensation as described below and will be paid in cash.

•

Stock payments may be authorized by our compensation committee (or our board of directors, in the case of awards to non-employee directors) in the form of common stock or an option or other right to purchase common stock as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any part of compensation, that would otherwise be payable to employees, consultants or members of our board of directors.

Transferability of Awards. Unless the administrator provides otherwise, our 2013 Plan generally does not allow for the transfer of awards and only the recipient of an option or SAR may exercise such an award during his or her lifetime.

Qualified Performance-Based Compensation. The compensation committee may designate employees as “covered employees” whose compensation for a given fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m) of the Code. The compensation committee may grant to such covered employees restricted stock, dividend equivalents, stock payments, restricted stock units, cash bonuses and other stock-based awards that are paid, vest or become exercisable upon the attainment of company performance criteria, which are related to one or more of the following performance criteria as applicable to our performance or the performance of a division, business unit or an individual: (1) net earnings (either before or after one or more of (a) interest, (b) taxes, (c) depreciation and (d) amortization), (2) gross or net sales or revenue, (3) net income (either before or after taxes), (4) adjusted net income, (5) operating earnings or profit, (6) cash flow (including, but not limited to, operating cash flow and free cash flow), (7) return on assets, (8) return on capital, (9) return on stockholders’ equity, (10) total stockholder return, (11) return on sales, (12) gross or net profit or operating margin, (13) operating or other costs and expenses, (14) improvements in expense levels, (15) working capital, (16) earnings per share, (17) adjusted earnings per share, (18) price per share of our common stock, (19) regulatory body approval for commercialization of a product, (20) implementation or completion of critical projects, (21) market share, (22) economic value, (23) comparisons with various stock market indices, (24) capital raised in financing transactions or other financing milestones, (25) stockholders’ equity, (26) market recognition (including, but not limited to, awards and analyst ratings), (27) financial ratios, and (28) implementation, completion or attainment of objectively determinable objectives relating to research, development, regulatory, commercial, or strategic milestones or developments. These performance criteria may be measured in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

The compensation committee may provide that one or more objectively determinable adjustments will be made to one or more of the performance goals established for any performance period. Such adjustments may include one or more of the following: (1) items related to a change in accounting principle, (2) items relating to financing activities, (3) expenses for restructuring or productivity initiatives, (4) other non-operating items, (5) items related to acquisitions, (6) items attributable to the business operations of any entity acquired by us during the performance period, (7) items related to the disposal of a business or segment of a business, (8) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards, (9) items attributable to any stock dividend, stock split, combination or exchange of shares occurring during the performance period, (10) any other items of significant income or expense which are determined to be appropriate adjustments, (11) items relating to unusual or extraordinary corporate transactions, events or developments, (12) items related to amortization of acquired intangible assets, (13) items that are outside the scope of our core, on-going business activities, (14) items related to acquired in-process research and development, (15) items relating to changes in tax laws, (16) items relating to major licensing or partnership arrangements, (17) items relating to asset impairment charges, (18) items relating to gains and losses for litigation, arbitration or contractual settlements, or (19) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

Forfeiture, Recoupment and Clawback Provisions. Pursuant to its general authority to determine the terms and conditions applicable to awards under the 2013 Plan, the compensation committee has the right to provide, in an award agreement or otherwise, that an award shall be subject to the provisions of any recoupment or clawback policies implemented by us, including, without limitation, any recoupment or clawback policies adopted to comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder.

Adjustments. If there is any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of our assets to stockholders, or any other change affecting the shares of our common stock or the share price of our common stock other than an equity restructuring (as defined in the 2013 Plan), the plan administrator may make such equitable adjustments, if any, as the plan administrator in its discretion may deem appropriate to reflect such change with respect to (1) the aggregate number and type of shares that may be issued under the 2013 Plan (including, but not limited to, adjustments of the number of shares available under the 2013 Plan and the maximum number of shares which may be subject to one or more awards to a participant pursuant to the 2013 Plan during any calendar year), (2) the number and kind of shares, or other securities or property, subject to outstanding awards, (3) the number and kind of shares, or other securities or property, for which automatic grants are to be subsequently made to new and continuing non-employee directors, (4) the terms and conditions of any outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto), and (5) the grant or exercise price per share for any outstanding awards under the 2013 Plan. If there is any equity restructuring, the number and type of securities subject to each outstanding award and the grant or exercise price per share for each outstanding award, if applicable, will be proportionately adjusted. Adjustments in the event of an equity restructuring will not be discretionary. Any adjustment affecting an award intended as “qualified performance-based compensation” will be made consistent with the requirements of Section 162(m) of the Code. The plan administrator also has the authority under the 2013 Plan to take certain other actions with respect to outstanding awards in the event of a corporate transaction, including provision for the cash-out, termination, assumption or substitution of such awards.

Corporate Transactions. In the event of a change in control, awards issued under the 2013 Plan will be subject to accelerated vesting such that 50% of the unvested portion of all awards will be subject to accelerated vesting on the date of the change in control and the remaining unvested awards shall vest on the earlier of (1) the date which is 12 months following the effective date of the change in control or (2) the date immediately prior to the date on which the participant incurs either an involuntary termination of service without cause or the holder voluntarily experiences a termination of service for good reason, if and only if, the participant incurs the involuntary termination of service without cause or the participant voluntarily experiences the termination of service for good reason at any time after the change in control, but prior to the date which is 12 months following the effect date of the change in control. Under the 2013 Plan, a change in control is generally defined as:

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a transaction or series of related transactions (other than an offering of our stock to the general public through a registration statement filed with the Securities and Exchange Commission, or SEC) whereby any person or entity or related group of persons or entities (other than us, our subsidiaries, an employee benefit plan maintained by us or any of our subsidiaries or a person or entity that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 50% or more of the total combined voting power of our securities outstanding immediately after such acquisition;

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during any two-year period, individuals who, at the beginning of such period, constitute our board of directors together with any new director(s) whose election by our board of directors or nomination for election by our stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors;

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our consummation (whether we are directly or indirectly involved through one or more intermediaries) of (1) a merger, consolidation, reorganization, or business combination or (2) the sale or other disposition of all or substantially all of our assets in any single transaction or series of transactions or (3) the acquisition of assets or stock of another entity, in each case other than a transaction:

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which results in our voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into our voting securities or the voting securities of the person that, as a result of the transaction, controls us, directly or indirectly, or owns, directly or indirectly, all or substantially all of our assets or otherwise succeeds to our business (we or such person being referred to as a successor entity)) directly or indirectly, at least 50% of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction; and

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after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; provided, however, that no person or group is treated as beneficially owning 50% or more of combined voting power of the successor entity solely as a result of the voting power held in us prior to the consummation of the transaction; or

•	our stockholders approve a liquidation or dissolution of the company.

Amendment, Termination. Our board of directors has the authority to amend, suspend or terminate the 2013 Plan at any time. However, stockholder approval of any amendment to the 2013 Plan will be obtained to the extent necessary to comply with any applicable law, regulation or stock exchange rule. Additionally, stockholder approval is required within 12 months of an increase in the maximum number of shares issuable under the 2013 Plan. Except as necessary to comply with Section 409A of the Code, no amendment, suspension or termination of the 2013 Plan will impair the rights or obligations of a holder under an award theretofore granted, unless such award expressly so provides or such holder consents. If not terminated earlier by our board of directors, the 2013 Plan will terminate on the tenth anniversary of the date of its initial approval by our board of directors.

Repricing Permitted. Our compensation committee (or the board of directors, in the case of awards to non-employee directors) shall have the authority, without the approval of our stockholders, to authorize the amendment of any outstanding award to reduce its price per share and to provide that an award will be canceled and replaced with the grant of an award having a lesser price per share.

Securities Laws and Federal Income Taxes. The 2013 Plan is designed to comply with various securities and federal tax laws as follows:

Securities Laws. The 2013 Plan is intended to conform to all provisions of the Securities Act of 1933, as amended, and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2013 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal Income Tax Consequences. The material federal income tax consequences of the 2013 Plan under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the 2013 Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

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Stock Options and Stock Appreciation Rights. A 2013 Plan participant generally will not recognize taxable income and we generally will not be entitled to a tax deduction upon the grant of a stock option or SAR. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an ISO as defined in Section 422 of the Code. The 2013 Plan permits the grant of options that are intended to qualify as ISOs as well as options that are not intended to so qualify; however, ISOs generally may be granted only to our employees and employees of our parent or subsidiary corporations, if any. Upon exercising an option that does not qualify as an ISO when the fair market value of our stock is higher than the exercise price of the option, a 2013 Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and we (or our subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising an ISO, a 2013 Plan participant generally will not recognize taxable income, and we will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.

Upon a qualifying disposition of ISO shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.

We will not be entitled to any tax deduction if the participant makes a qualifying disposition of ISO shares. If the participant makes a disqualifying disposition of the shares, we should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.

Upon exercising or settling a SAR, a 2013 Plan participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

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Restricted Stock and Restricted Stock Units. A 2013 Plan participant generally will not recognize taxable income at ordinary income tax rates and we generally will not be entitled to a tax deduction upon the grant of restricted stock or restricted stock units. Upon the termination of restrictions on restricted stock or the payment of restricted stock units, the participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, a 2013 Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a “risk of forfeiture” (as defined in Section 83 of the Code) may make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for such shares. We will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and we will not be entitled to any additional tax deduction.

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Dividend Equivalents, Stock Payment Awards and Cash-Based Awards. A 2013 Plan participant will not recognize taxable income and we will not be entitled to a tax deduction upon the grant of dividend equivalents, stock payment awards or cash-based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and we should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

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Section 409A of the Code. Certain types of awards under the 2013 Plan may constitute, or provide for, a deferral of compensation under Section 409A. Unless certain requirements set forth in Section 409A are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% federal income tax (and, potentially, certain interest penalties). To the extent applicable, the 2013 Plan and awards granted under the 2013 Plan will be structured and interpreted to comply with Section 409A and the Department of Treasury regulations and other interpretive guidance that may be issued pursuant to Section 409A.

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Section 162(m) Limitation. In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” if an independent compensation committee determines performance goals and if the material terms of the performance-based compensation are disclosed to and approved by our stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, certain awards under the 2013 Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of (1) the material modification of the 2013 Plan, (2) the issuance of all employer stock and other compensation that has been allocated under the 2013 Plan, or (3) the first annual meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. After the transition date, rights or awards granted under the 2013 Plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders.

We have attempted to structure the 2013 Plan in such a manner that, after the transition date, the compensation attributable to stock options and SARs which meet the other requirements of Section 162(m) will not be subject to the $1 million limitation. We have not, however, requested a ruling from the Internal Revenue Service or an opinion of counsel regarding this issue.

2006 Equity Incentive Plan

On March 27, 2006, our board of directors and our stockholders approved the Conatus Pharmaceuticals Inc. 2006 Equity Incentive Plan, or the 2006 Plan.

As of March 31, 2013, a total of 1,030,303 shares of our common stock are reserved for issuance under the 2006 Plan. As of March 31, 2013, 593,803 shares of our common stock were subject to outstanding option awards and 8,424 shares of our common stock remained available for future issuance. After the effective date of the 2013 Plan, no additional awards will be granted under the 2006 Plan.

Administration. The compensation committee of our board of directors administers the 2006 Plan, except with respect to any award granted to non-employee directors (as defined in the 2006 Plan), which must be administered by our full board of directors. Subject to the terms and conditions of the 2006 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the type or types of awards to be granted to each person, determine the number of awards to grant, determine the number of shares to be subject to such awards, and the terms and conditions of such awards, and make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the 2006 Plan. The plan administrator is also authorized to establish, adopt, amend or revise rules relating to administration of the 2006 Plan, subject to certain restrictions.

Eligibility. Options, SARs, restricted stock and other awards under the 2006 Plan may be granted to individuals who are then our employees, consultants and members of our board of directors or are employees, consultants or directors of our subsidiaries or parent entities. Only employees may be granted ISOs.

Awards. The 2006 Plan provides that our administrator may grant or issue stock options, restricted stock, restricted stock units, SARs, dividend equivalents, stock payments, or any combination thereof. The administrator considers each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of our long-term goals. Each award is set forth in a separate agreement with the person receiving the award and indicates the type, terms and conditions of the award.

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NQSOs provide for the right to purchase shares of our common stock at a specified price which may not be less than the fair market value of a share of stock on the date of grant, and usually will become exercisable (at the discretion of our compensation committee or the board of directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee (or the board of directors, in the case of awards to non-employee directors). NQSOs may be granted for any term specified by our compensation committee (or the board of directors, in the case of awards to non-employee directors), but the term may not exceed ten years.

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ISOs are designed to comply with the provisions of the Internal Revenue Code and are subject to specified restrictions contained in the Internal Revenue Code applicable to ISOs. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock on the date of grant, the 2006 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire on the fifth anniversary of the date of its grant.
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Restricted stock may be granted to participants and made subject to such restrictions as may be determined by the administrator. Typically, restricted stock may be repurchased by us at the original purchase price or, if no cash consideration was paid for such stock, forfeited for no consideration if the conditions or restrictions are not met, and the restricted stock may not be sold or otherwise transferred to third parties until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, may have voting rights and may receive dividends, if any, prior to when the restrictions lapse.

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Restricted stock units may be awarded to participants, typically without payment of consideration or for a nominal purchase price, but subject to vesting conditions including continued employment or performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until some time after the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied and the shares have been issued.

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SARs typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the SAR. There are no restrictions specified in the 2006 Plan on the exercise of SARs or the amount of gain realizable therefrom. Subject to certain terms and conditions of the 2006 Plan, the administrator may elect to pay SARs in cash or in common stock or in a combination of both.

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Dividend equivalents may be awarded to participants and represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

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Stock payments may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any part of compensation, that would otherwise be payable to employees, consultants or members of our board of directors.

Corporate Transactions. In the event of a change of control where the acquiror does not assume awards granted under the 2006 Plan, awards issued under the 2006 Plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable, immediately prior to the change in control. Under the 2006 Plan, a change of control is generally defined as:

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a transaction or series of related transactions whereby any person or entity or related group of persons or entities (other than us, our subsidiaries, an employee benefit plan maintained by us or any of our subsidiaries or a person or entity that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 50% or more of the total combined voting power of our securities outstanding immediately after such acquisition;

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during any two-year period, individuals who, at the beginning of such period, constitute our board of directors together with any new director(s) whose election by our board of directors or nomination for election by our stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors;

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our consummation (whether we are directly or indirectly involved through one or more intermediaries) of (1) a merger, consolidation, reorganization, or business combination, (2) the sale or other disposition of all or substantially all of our assets or (3) the acquisition of assets or stock of another entity, in each case other than a transaction that results in our voting securities outstanding immediately before the transaction continuing to represent, directly or indirectly, at least 50% of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, and after which no person or entity beneficially owns voting securities representing 50% or more of the combined voting power of the acquiring company that is not attributable to voting power held in the company prior to such transaction; or

•	the approval by our stockholders of a liquidation or dissolution of our company.

Amendment and Termination of the 2006 Plan. Our board of directors may terminate, amend or modify the 2006 Plan. However, stockholder approval of any amendment to the 2006 Plan must be obtained to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, or for any amendment to the 2006 Plan that increases the number of shares available under the 2006 Plan. The administrator may, with the consent of the affected option holders, cancel any or all outstanding options under the 2006 Plan and grant new options in substitution. If not terminated earlier by the compensation committee or the board of directors, the 2006 Plan will terminate on March 26, 2016.

Securities Laws and Federal Income Taxes. The 2006 Plan is designed to comply with applicable securities laws in the same manner as described above in the description of the 2013 Plan under the heading “—2013 Incentive Award Plan—Securities Laws and Federal Income Taxes—Securities Laws.” The general federal tax consequences of awards under the 2006 Plan are the same as those described above in the description of the 2013 Plan under the heading “—2013 Incentive Award Plan—Securities Laws and Federal Income Taxes—Federal Income Taxes.”

2013 Employee Stock Purchase Plan

Our board of directors has adopted, and our stockholders have approved, the Conatus Pharmaceuticals Inc. 2013 Employee Stock Purchase Plan, or the ESPP. The ESPP will become effective on the business day prior to the public trading date of our common stock. Our executive officers and all of our other employees will be allowed to participate in our ESPP, subject to the eligibility requirements described below. The material terms of the ESPP are summarized below.

A total of 150,000 shares of our common stock will initially be reserved for issuance under our ESPP. In addition, the number of shares available for issuance under the ESPP will be annually increased on the first day of each fiscal year during the term of the ESPP, beginning with the 2014 fiscal year, by an amount equal to the least of:

•	150,000 shares;
•	1% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or
•	such other amount as may be determined by our board of directors.

The ESPP will also provide for an aggregate limit of 1,650,000 shares of common stock that may be issued under the ESPP during the term of the ESPP.

Our board of directors or its committee has full and exclusive authority to interpret the terms of the ESPP and determine eligibility. Our compensation committee will be the initial administrator of the ESPP.

Our employees are eligible to participate in the ESPP if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock.

Our ESPP is intended to qualify under Code Section 423 and stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by our compensation committee and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates will be determined by the compensation committee for each offering period, but will generally be the last day in each offering period. Offering periods under the ESPP will commence when determined by our compensation committee. The compensation committee may, in its discretion, modify the terms of future offering periods.

Our ESPP permits participants to purchase common stock through payroll deductions of up to 20% of their eligible compensation, which includes a participant’s gross base compensation for services to the company, excluding overtime payments, sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits and other special payments. A participant may purchase a maximum of 20,000 shares of common stock during each offering period. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant automatically is granted an option to purchase shares of our common stock. The option expires at the end of the offering period or upon termination of employment, whichever is earlier, but is exercised at the end of each purchase period to the extent of the payroll deductions accumulated during such purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the applicable purchase date. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of certain significant transactions or a change in control (as defined in the ESPP), the compensation committee may provide for: (1) either the replacement or termination of outstanding rights in exchange for cash; (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any; (3) the adjustment in the number and type of shares of stock subject to outstanding rights; (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next purchase date and termination of any rights under ongoing offering periods; or (5) the termination of all outstanding rights. Under the ESPP, a change in control has the same definition as given to such term in the 2013 Plan.

The compensation committee may amend, suspend or terminate the ESPP. However, stockholder approval of any amendment to the ESPP will be obtained for any amendment which changes the aggregate number or type of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code. The ESPP will terminate no later than the tenth anniversary of the ESPP’s initial adoption by our board of directors.

Securities Laws. The ESPP has been designed to comply with various securities laws in the same manner as described above in the description of the 2013 Plan.

Federal Income Taxes. The material federal income tax consequences of the ESPP under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the ESPP. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP (i.e., the first day of the offering period). In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the first day of the offering period during which the shares were purchased and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of: (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price; or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and we will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and we will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or unlawful stock repurchases or redemptions; or
•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We have obtained directors’ and officers’ liability insurance.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to this registration statement to which this prospectus forms a part.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions since January 1, 2010 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Preferred Stock Financings and Convertible Notes and Warrant Financing

Series A Convertible Preferred Stock Financing. From October 2006 through December 2006 and in May 2007, we issued and sold to investors in private placements an aggregate of 42,494,218 shares of our Series A convertible preferred stock at a purchase price of $0.75 per share, for aggregate consideration of approximately $31.9 million.

Series B Convertible Preferred Stock Financing. In February and March 2011, we issued and sold to investors in private placements an aggregate of 36,417,224 shares of our Series B convertible preferred stock at a purchase price of $0.90 per share, for aggregate consideration of approximately $32.8 million.

Convertible Note and Warrant Financings. In March 2010, we entered into a note and warrant purchase agreement with certain existing investors pursuant to which we sold, in private placements in March 2010 and October 2010, an aggregate of $5.0 million of convertible promissory notes, or the 2010 Notes, and issued warrants exercisable to purchase shares of our Series A convertible preferred stock, or the 2010 Warrants. The 2010 notes accrued interest at a rate of 8% per annum and were due and payable on the earlier of (1) any date after July 31, 2011 upon which holders of 66 2/3% of the outstanding principal amount and accrued interest on all such 2010 Notes demanded repayment, or (2) the occurrence of a change of control of the company, subject in each case to their earlier conversion in the event we completed a qualified equity financing. In connection with the Series B financing, the principal amount of the 2010 Notes and accrued interest thereon was automatically converted into an aggregate of 5,861,667 shares of our Series B convertible preferred stock in February 2011. The 2010 Warrants are exercisable for an aggregate of 2,333,320 shares of Series A convertible preferred stock at an exercise price of $0.01 per share. We expect these warrants to be net exercised in connection with the completion of this offering, resulting in the issuance of an aggregate of 280,675 shares of common stock, assuming an initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). If these warrants are not exercised prior to the completion of this offering, they will terminate.

In May 2013, we entered into a note and warrant purchase agreement with certain existing investors pursuant to which we sold, in a private placement in May 2013, an aggregate of $1.0 million of convertible promissory notes, or the 2013 Notes, and issued warrants exercisable to purchase shares of our Series B convertible preferred stock, or the 2013 Warrants. The 2013 Notes accrue interest at a rate of 6% per annum and are due and payable on the earlier of (1) any date after November 30, 2013 upon which holders of 75% of the outstanding principal amount of all such 2013 Notes demand repayment, or (2) the occurrence of a change of control of the company, subject in each case to their earlier conversion in the event we complete a qualified initial public offering or private placement of debt and/or equity. In connection with the completion of this offering, the 2013 Notes (including accrued interest thereon) will automatically convert into 91,948 shares of common stock, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering). The 2013 Warrants are exercisable for an aggregate of 1,124,026 shares of Series B convertible preferred stock at an exercise price of $0.90 per share. In connection with the completion of this offering, the 2013 Warrants will become exercisable for an aggregate of 136,236 shares of common stock, at an exercise price of $7.43 per share. The 2013 Warrants will expire on May 30, 2018.

The following table sets forth the aggregate number of these securities acquired by the listed directors, executive officers or holders of more than 5% of our capital stock, or their affiliates. Shares of, or warrants exercisable for shares of, convertible preferred stock identified in the following table will convert into shares of, or warrants exercisable for shares of, common stock at a ratio of 8.25 to 1 upon completion of this offering, except as described below.

Participants	Series A Convertible Preferred Stock	Series B Convertible Preferred Stock	Series A Warrants	Principal Amount of 2010 Notes	Series B Warrants	Principal Amount of 2013 Notes
5% or Greater Stockholders(1)
Entities affiliated with Aberdare Ventures(2)	10,729,941	5,983,862	619,766	$1,328,075	43,333	$118,336
Entities affiliated with Advent Private Equity(3)	10,000,000	5,576,786	577,599	$1,237,728	76,667	$209,364
Entities affiliated with Bay City Capital(4)	10,000,000	5,576,789	577,604	$1,237,728	—	—
Coöperative Gilde Healthcare II U.A.	6,666,668	3,717,861	385,070	$825,152	222,569	$182,340
Entities affiliated with MPM Capital(5)	—	8,333,334	—	—	265,837	$182,056
AgeChem Venture Fund L.P.	—	5,555,556	—	—	214,262	$136,542
Entities affiliated with Roche Finance Ltd(6)	2,999,999	1,673,036	173,281	$371,318	277,622	$154,748

Executive Officers and Directors(1)
Steven J. Mento, Ph.D.(7)	786,417	—	—	—	20,256	$15,202
Charles J. Cashion(8)	355,352	—	—	—	—	—
Alfred P. Spada, Ph.D. (9)	363,927	—	—	—	—	—
David F. Hale(10)	162,356	—	—	—	3,480	$2,851

(1)	Additional details regarding these stockholders and their equity holdings are provided in “Principal Stockholders.”
(2)	Represents securities acquired by Aberdare Ventures III, L.P. and Aberdare Partners III, L.P.
(3)

Represents securities acquired by Advent Private Equity Fund III ‘A’, Advent Private Equity Fund III ‘B’, Advent Private Equity Fund III ‘C’, Advent Private Equity Fund III ‘D’, Advent Private Equity Fund III GmbH & Co KG, Advent Private Equity Fund III Affiliates, Advent Management III Limited Partnership, Advent Private Equity Fund IV and Advent Management IV Limited Partnership.

(4)

Represents securities acquired by Bay City Capital Fund IV Co-Investment Fund, L.P. and Bay City Capital Fund IV, L.P. The convertible preferred stock purchased by such entities was converted into 1,557,678 shares of common stock in May 2013 (or 188,808 after giving effect to the 1-for-8.25 reverse split of common stock to be effected before completion of this offering), reducing such entities’ aggregate ownership of our capital stock to less than 5%.

(5)

Represents securities acquired by MPM BioVentures IV-QP, L.P., MPM BioVentures IV GmbH & Co. Beteiligungs KG, MPM Asset Management Investors BV4 LLC, MPM BioVentures V, L.P. and MPM Asset Management Investors BV5 LLC.

(6)	Represents securities acquired by Roche Finance Ltd and Roche Holdings, Inc.
(7)	Represents securities acquired by a family trust.
(8)	Represents securities acquired by a family trust.
(9)	Represents securities acquired by a family trust.
(10)	Represents securities acquired by Hale BioPharma Ventures LLC.

Some of our directors are associated with our principal stockholders as indicated in the table below:

Director	Principal Stockholder

Paul H. Klingenstein	Entities affiliated with Aberdare Ventures

Louis Lacasse	AgeChem Venture Fund L.P.

Shahzad Malik, M.D.	Entities affiliated with Advent Private Equity

Marc Perret	Coöperative Gilde Healthcare II U.A.

James Scopa	Entities affiliated with MPM Capital

Idun Pharmaceuticals, Inc.

In January 2013, we conducted a spin-off of our former subsidiary, Idun Pharmaceuticals, Inc., or Idun, to our stockholders at that time. Immediately prior to the spin-off, all rights relating to emricasan were distributed from Idun to us pursuant to a distribution agreement. The assets remaining in Idun at the time of the spin-off consisted solely of intellectual property rights and license and collaboration agreements unrelated to emricasan.

The spin-off was conducted as a dividend of all of the outstanding capital stock of Idun to our stockholders and, as a result, we no longer own any capital stock of Idun. The aggregate value of Idun at the time of the spin-off was deemed to be $9.6 million based on the valuation of an independent appraisal firm. Because the dividend was taxable to our stockholders and required us to withhold amounts with respect to certain of our non-U.S. stockholders, we agreed to advance the withholding amounts for these non-U.S. stockholders in exchange for promissory notes of equal amount.

Also in connection with the spin-off, we contributed $500,000 to Idun to provide for its initial working capital requirements and entered into a transition services agreement to provide operating services to Idun, generally consisting of accounting support, technology license administration and intellectual property maintenance. Idun must pay us for all direct costs as well as overhead and general and administrative expenses incurred in performing these services. As of March 31, 2013, Idun has not made any payment to us for services provided under the transition services agreement. The initial term of the transition services agreement ends on December 31, 2013, and will renew automatically for successive one year periods until terminated by either Idun or us upon 90 days’ prior notice to the other party.

In March 2013, we entered into a sublicense agreement with Idun in which we were granted the right to use the patent rights and know-how related to the screening and identification of emricasan. These rights were previously granted to Idun under license agreements with Thomas Jefferson University, or TJU. Under the sublicense, we are required to pay directly to TJU a royalty of less than one percent on net sales of emricasan. We also have the right to grant further sublicenses to third parties and are required to pay TJU a portion of any such sublicense revenue we receive. The sublicense agreement will expire upon the date which there are no longer any valid claims in any patents or patent applications sublicensed to us, unless earlier terminated. Idun may terminate the agreement upon a material uncured default. Each of Drs. Mento and Spada and Mr. Cashion continue to serve as officers of Idun in the same capacity as their officer positions with us, and all of our directors currently serve as directors of Idun.

Investor Rights Agreement

We entered into a first amended and restated investor rights agreement in February 2011 with the holders of our convertible preferred stock, including entities with which certain of our directors are affiliated. This agreement provides for certain rights relating to the registration of their shares of common stock and common stock issuable upon conversion of their convertible preferred stock, a right of first refusal to purchase future securities sold by us and certain additional covenants made by us. Except for the registration rights (including the related provisions pursuant to which we have agreed to indemnify the parties to the investor rights agreement), all rights under this agreement will terminate upon completion of this offering. The registration rights will continue following this offering and will terminate seven years following the completion of this offering, or for any particular holder with registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act in a three-month period. See “Description of Capital Stock—Registration Rights” for additional information.

Voting Agreement

We entered into a first amended and restated voting agreement in February 2011 by and among us and certain of our stockholders, pursuant to which the following directors were each elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve: Drs. Malik, Mento and Van Wart and Messrs. Hale, Klingenstein, Lacasse, Perret and Scopa. Pursuant to the voting agreement, Dr. Mento, as our Chief Executive Officer, was initially selected to serve on our board of directors as a representative of holders of our common stock, as designated by a majority of our common stockholders. Dr. Malik and Messrs.

Klingenstein, Lacasse, Perret and Scopa were initially selected to serve on our board of directors as representatives of holders of our convertible preferred stock, as designated by Advent Private Equity Fund IV, Aberdare Ventures III, L.P., AgeChem Venture Fund L.P., Coöperative Gilde Healthcare II U.A. and MPM BioVentures V, L.P., respectively. Mr. Hale and Dr. Van Wart were initially selected to serve on our board of directors as designated by a majority of our common and convertible preferred stock holders, voting together as a single class.

The voting agreement will terminate upon the closing of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by holders of our common stock. The composition of our board of directors after this offering is described in more detail under “Management—Board Composition and Election of Directors.”

Participation in this Offering

Entities affiliated with Aberdare Ventures, Advent Private Equity, Coöperative Gilde Healthcare II U.A., MPM Capital, Roche Finance Ltd, AgeChem Venture Fund L.P., Hale BioPharma Ventures LLC and our chief executive officer, each of which is a current stockholder, have indicated an interest in purchasing an aggregate of approximately $10.0 million of shares of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these entities, or any of these entities may determine to purchase more, less or no shares in this offering.

Employment Agreements

We have entered into employment agreements with our named executive officers. For more information regarding these agreements, see the section in this prospectus entitled “Executive and Director Compensation—Narrative Disclosure to Compensation Tables.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers prior to the closing of this offering. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see “Executive and Director Compensation—Limitations of Liability and Indemnification Matters.”

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and certain of our directors as more fully described in the section entitled “Executive and Director Compensation.”

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related-person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 2013, and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	each of our named executive officers;
•	each of our directors;
•	all of our executive officers and directors as a group; and
•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. Applicable percentage ownership is based on 9,235,136 shares of common stock outstanding on June 30, 2013, which gives effect to the conversion of all outstanding shares of convertible preferred stock into shares of common stock and the conversion of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock. Our calculation of beneficial ownership after the offering gives additional effect to (1) the issuance of 91,948 shares of our common stock in connection with the completion of this offering as a result of the automatic conversion of the $1.0 million in aggregate principal amount of convertible promissory notes we issued in May 2013, or the 2013 Notes (including accrued interest thereon), assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering), and (2) the issuance of 280,675 shares of common stock as a result of the expected net exercise of outstanding warrants, or the 2010 Warrants, in connection with the completion of this offering, assuming an initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), which 2010 Warrants will terminate if unexercised prior to the completion of this offering. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of June 30, 2013 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Entities affiliated with Aberdare Ventures, Advent Private Equity, Coöperative Gilde Healthcare II U.A., MPM Capital, Roche Finance Ltd, AgeChem Venture Fund L.P., Hale BioPharma Ventures LLC and our chief executive officer, each of which is a current stockholder, have indicated an interest in purchasing an aggregate of approximately $10.0 million of shares of our common stock in this offering. The information set forth in the table below does not reflect the potential purchase of any shares in this offering by these stockholders.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Conatus Pharmaceuticals Inc., 4365 Executive Drive, Suite 200, San Diego, CA 92121. We believe, based on information provided to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
5% or Greater Stockholders
Entities affiliated with Aberdare Ventures(1)	2,166,893	23.3%	2,177,192	14.9%
One Embarcadero Center, Suite 4000
San Francisco, CA 94111

Entities affiliated with Advent Private Equity(2)	1,967,383	21.1%	1,986,071	13.6%
25 Buckingham Gate
London, United Kingdom
SW1E 6LD

Coöperative Gilde Healthcare II U.A. (3)	1,332,383	14.3%	1,348,773	9.2%
Newtonlaan 91
P.O. Box 85067
3508 AB Utrecht
The Netherlands

Entities affiliated with MPM Capital(4)	1,042,319	11.2%	1,059,035	7.2%
c/o MPM Asset Management
200 Clarendon Street, 54th Floor
Boston, MA 02116

AgeChem Venture Fund L.P.(5)	699,371	7.6%	711,908	4.9%
1 Westmount Square, Suite 800
Montreal, Quebec H3Z 2P9
Canada

Entities affiliated with Roche Finance Ltd(6)	621,081	6.7%	635,131	4.3%
Roche Finance Ltd Grenzacherstrasse 122 4070 Basel Switzerland

Named Executive Officers and Directors
Steven J. Mento, Ph.D.(7)	621,412	6.6%	622,807	4.2%
Alfred P. Spada, Ph.D.(8)	289,566	3.1%	289,566	2.0%
Gary C. Burgess, M.B., Ch.B. M.Med.(9)	121,212	1.3%	121,212	*
David F. Hale(10)	165,553	1.8%	165,814	1.1%
Paul H. Klingenstein(1)	2,166,893	23.3%	2,177,192	14.9%
Louis Lacasse(5)	699,371	7.6%	711,908	4.9%
Shahzad Malik, M.D.(2)	1,967,383	21.1%	1,986,071	13.6%
Marc Perret(3)	1,332,383	14.3%	1,348,773	9.2%
James Scopa(4)	1,042,319	11.2%	1,059,035	7.2%
Harold E. Van Wart, Ph.D.(11)	30,302	*	30,302	*
All executive officers and directors as a group (11 persons)(12)	8,640,677	86.9%	8,716,963	57.6%

*	Less than 1%.
(1)

Includes (a) 2,038,535 shares of common stock, 73,395 shares of common stock issuable upon the exercise of 2010 Warrants and 5,131 shares of common stock issuable upon the exercise of 2013 Warrants held by Aberdare Ventures III, L.P., and (b) 47,985 shares of common stock, 1,727 shares of common stock issuable upon the exercise of 2010 Warrants and 120 shares of common stock issuable upon the exercise of 2013 Warrants held by Aberdare Partners III, L.P. In addition, beneficial ownership after the offering (a) gives additional effect to the issuance of 72,843 and 1,713 shares of common stock as a result of the expected net exercise of the 2010 Warrants held by Aberdare Ventures III, L.P. and Aberdare Partners III, L.P., respectively, in connection with the completion of this offering, assuming an initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and (b) includes 10,614 and 251 shares of common stock issuable upon the conversion of 2013 Notes held by Aberdare Ventures III, L.P. and Aberdare Partners III, L.P., respectively, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering). Mr. Klingenstein serves as Manager of Aberdare GP III, L.L.C., the general partner of Aberdare Ventures III, L.P. and Aberdare Partners III, L.P. Aberdare GP III, L.L.C. owns no shares directly. Mr. Klingenstein shares voting and investment control over the shares owned by Aberdare Ventures III, L.P. and Aberdare Partners III, L.P., and may be deemed to beneficially own such shares. Mr. Klingenstein disclaims beneficial ownership of the shares held by Aberdare Ventures III, L.P. and Aberdare Partners III, L.P., except to the extent of his pecuniary interest therein.

(2)

Includes (a) 672,872 shares of common stock, 24,950 shares of common stock issuable upon the exercise of 2010 Warrants and 3,311 shares of common stock issuable upon the exercise of 2013 Warrants held by Advent Private Equity Fund III ‘A’, (b) 329,711 shares of common stock, 12,225 shares of common stock issuable upon the exercise of 2010 Warrants and 1,622 shares of common stock issuable upon the exercise of 2013 Warrants held by Advent Private Equity Fund III ‘B’, (c) 91,972 shares of common stock, 3,410 shares of common stock issuable upon the exercise of 2010 Warrants and 452 shares of common stock issuable upon the exercise of 2013 Warrants held by Advent Private Equity Fund III ‘C’, (d) 180,907 shares of common stock, 6,707 shares of common stock issuable upon the exercise of 2010 Warrants and 890 shares of common stock issuable upon the exercise of 2013 Warrants held by Advent Private Equity Fund III ‘D’, (e) 26,029 shares of common stock, 965 shares of common stock issuable upon the exercise of 2010 Warrants and 128 shares of common stock issuable upon the exercise of 2013 Warrants held by Advent Private Equity Fund III GmbH & Co KG, (f) 21,691 shares of common stock, 803 shares of common stock issuable upon the exercise of 2010 Warrants and 106 shares of common stock issuable upon the exercise of 2013 Warrants held by Advent Private Equity Fund III Affiliates, (g) 6,507 shares of common stock, 240 shares of common stock issuable upon the exercise of 2010 Warrants and 32 shares of common stock issuable upon the exercise of 2013 Warrants held by Advent Management III Limited Partnership, (h) 552,874 shares of common stock, 20,500 shares of common stock issuable upon the exercise of 2010 Warrants and 2,721 shares of common stock issuable upon the exercise of 2013 Warrants held by Advent Private Equity Fund IV, and (i) 5,528 shares of common stock, 203 shares of common stock issuable upon the exercise of 2010 Warrants and 27 shares of common stock issuable upon the exercise of 2013 Warrants held by Advent Management IV Limited Partnership. In addition, beneficial ownership after the offering (a) gives additional effect to the issuance of 24,762, 12,132, 3,383, 6,655, 957, 796, 237, 20,345 and 201 shares of common stock as a result of the expected net exercise of the 2010 Warrants held by Advent Private Equity Fund III ‘A’, Advent Private Equity Fund III ‘B’, Advent Private Equity Fund III ‘C’, Advent Private Equity Fund III ‘D’, Advent Private Equity Fund III GmbH & Co KG, Advent Private Equity Fund III Affiliates, Advent Management III Limited Partnership, Advent Private Equity Fund IV and Advent Management IV Limited Partnership, respectively, in connection with the completion of this offering, assuming an initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and (b) includes 6,851, 3,357, 936, 1,842, 265, 221, 66, 5,629 and 56 shares of common stock issuable upon the conversion of 2013 Notes held by Advent Private Equity Fund III ‘A’, Advent Private Equity Fund III ‘B’, Advent Private Equity Fund III ‘C’, Advent Private Equity Fund III ‘D’, Advent Private Equity Fund III GmbH & Co KG, Advent Private Equity Fund III Affiliates, Advent Management III Limited Partnership, Advent Private Equity Fund IV and Advent Management IV Limited Partnership, respectively, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering). Advent Venture Partners LLP owns 100% of Advent Management III Limited, which is General Partner of Advent Management III Limited Partnership, which is General Partner of each of Advent Private Equity Fund III “A”, Advent Private Equity Fund III “B”, Advent Private Equity Fund III “C”, Advent Private Equity Fund III “D” and Advent Private Equity

Fund III Affiliates. Advent Venture Partners LLP also owns 100% of Advent Limited and Advent Private Equity Fund IV. Advent Limited owns 100% of Advent Private Equity GmbH, which is General Partner of Advent Private Equity Fund III GmbH & Co. KG. Voting and investment power over the shares held by each named fund may be deemed to be shared with Advent Venture Partners LLP due to the affiliate relationship described above. Each named fund disclaims beneficial ownership of the others’ shares. Dr. Malik is a general partner of Advent Venture Partners LLP and shares voting and investment power over the shares, and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(3)

Includes 1,258,730 shares of common stock, 46,675 shares of common stock issuable upon the exercise of 2010 Warrants and 26,978 shares of common stock issuable upon the exercise of 2013 Warrants. In addition, beneficial ownership after the offering (a) gives additional effect to the issuance of 46,323 shares of common stock as a result of the expected net exercise of the 2010 Warrants in connection with the completion of this offering, assuming an initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and (b) includes 16,742 shares of common stock issuable upon the conversion of 2013 Notes, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering). The manager of Coöperative Gilde Healthcare II U.A. is Gilde Healthcare II Management B.V., which is indirectly owned by three managing partners, Edwin de Graaf, Marc Olivier Perret and Martenmanshurk B.V. (of which Pieter van der Meer is the owner and manager), through a holding entity, Gilde Healthcare Holding B.V. Gilde Healthcare Holding B.V. is owned in equal thirds by the three managing partners. Each of Edwin de Graaf, Marc Olivier Perret and Pieter van der Meer share voting and dispositive power of the shares, and disclaim beneficial ownership of the shares except to the extent of their respective pecuniary interest therein.

(4)

Includes (a) 473,353 shares of common stock and 15,100 shares of common stock issuable upon the exercise of 2013 Warrants held by MPM BioVentures IV-QP, L.P., (b) 18,236 shares of common stock and 581 shares of common stock issuable upon the exercise of 2013 Warrants held by MPM BioVentures IV GmbH & Co. Beteiligungs KG, (c) 13,460 shares of common stock held and 429 shares of common stock issuable upon the exercise of 2013 Warrants by MPM Asset Management Investors BV4 LLC, (d) 486,164 shares of common stock and 15,508 shares of common stock issuable upon the exercise of 2013 Warrants held by MPM BioVentures V, L.P. and (e) 18,886 shares of common stock and 602 shares of common stock issuable upon the exercise of 2013 Warrants held by MPM Asset Management Investors BV5 LLC. In addition, beneficial ownership after the offering includes 7,833, 302, 223, 8,045 and 313 shares of common stock issuable upon the conversion of 2013 Notes held by MPM BioVentures IV-QP, L.P., MPM BioVentures IV GmbH & Co. Beteiligungs KG, MPM Asset Management Investors BV4 LLC, MPM BioVentures V, L.P. and MPM Asset Management Investors BV5 LLC, respectively, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering). MPM BioVentures IV GP LLC is the General Partner of MPM BioVentures IV-QP, L.P. and Managing Limited Partner of MPM BioVentures IV GmbH & Co. Beteiligungs KG. MPM BioVentures IV LLC is the Managing Member of MPM BioVentures IV GP LLC and the Manager of MPM Asset Management Investors BV4 LLC. The Members of MPM BioVentures IV LLC share voting and investment power of the shares. MPM BioVentures V GP LLC is the General Partner of MPM Bioventures V, L.P. MPM BioVentures V LLC is the Managing Member of MPM BioVentures V GP LLC and the Manager of MPM Asset Management Investors BV5 LLC. The Members of MPM BioVentures V LLC share voting and investment power of the shares. Luke Evnin, Todd Foley, Ansbert Gadicke, Vaughn Kailian, James Scopa and John Vander Vort are the Members of MPM BioVentures IV LLC and MPM BioVentures V LLC and have shared power to vote, hold and dispose of the shares beneficially held by the entities. Each disclaims beneficial ownership of the shares except to the extent of his respective pecuniary interest therein.

(5)

Includes 673,400 shares of common stock and 25,971 shares of common stock issuable upon the exercise of 2013 Warrants. In addition, beneficial ownership after the offering includes 12,537 shares of common stock issuable upon the conversion of 2013 Notes, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering). The general partner of AgeChem Venture Fund, L.P. is AgeChem Financial Inc., for which Mr. Lacasse serves as President. Mr. Lacasse disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.

(6)

Includes (a) 546,630 shares of common stock, 21,003 shares of common stock issuable upon the exercise of 2010 Warrants and 33,651 shares of common stock issuable upon the exercise of 2013 Warrants held by Roche Finance Ltd and (b) 19,797 shares of common stock held by Roche Holdings, Inc. Roche Holdings, Inc. is an indirect wholly-owned subsidiary of Roche Holding Ltd. In addition, beneficial ownership after the offering (a) gives additional effect to the issuance of 20,844 shares of common stock as a result of the expected net exercise of the 2010 Warrants held by Roche Finance Ltd. in connection with the completion of this offering, assuming an initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and (b) includes 14,209 shares of common stock issuable upon the conversion of 2013 Notes held by Roche Finance Ltd., assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering).

(7)

Includes (a) 73,938 shares Dr. Mento acquired upon the early exercise of options, 63,334 of which are subject to our right of repurchase within 60 days of June 30, 2013 (b) 248,484 shares Dr. Mento has the right to acquire pursuant to outstanding options which are immediately exercisable, none of which would be subject to our right of repurchase within 60 days of June 30, 2013 and (c) 2,455 shares of common stock issuable upon the exercise of 2013 Warrants. 372,928 of the shares are held by family trusts, of which Dr. Mento is a trustee. In addition, beneficial ownership after the offering includes 1,395 shares of common stock issuable upon the conversion of 2013 Notes held by a family trust of which Dr. Mento is a trustee, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering).

(8)

Includes (a) 30,303 shares Dr. Spada acquired upon the early exercise of options, 25,249 of which are subject to our right of repurchase within 60 days of June 30, 2013 and (b) 54,545 shares Dr. Spada has the right to acquire pursuant to outstanding options which are immediately exercisable, none of which would be subject to our right of repurchase within 60 days of June 30, 2013. 235,021 of the shares are held by a family trust, of which Dr. Spada is a trustee.

(9)	Includes 121,212 shares Dr. Burgess acquired upon the early exercise of options, 81,439 of which are subject to our right of repurchase within 60 days of June 30, 2013.
(10)

Includes 24,242 shares Mr. Hale has the right to acquire pursuant to outstanding options which are immediately exercisable, none of which would be subject to our right of repurchase within 60 days of June 30, 2013, and 421 shares of common stock issuable upon the exercise of 2013 Warrants held by Hale BioPharma Ventures, LLC of which Mr. Hale serves as CEO. 128,769 of the shares are held by Hale BioPharma Ventures, LLC and 12,121 shares held by Hale Trading Company, LP, of which Mr. Hale is a General Partner. Mr. Hale holds sole voting and investment power with respect to the shares held by these entities. In addition, beneficial ownership after the offering includes 261 shares of common stock issuable upon the conversion of 2013 Notes held by Hale BioPharma Ventures, LLC, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering).

(11)

Includes 30,302 shares Dr. Van Wart has the right to acquire pursuant to outstanding options which are immediately exercisable, none of which would be subject to our right of repurchase within 60 days of June 30, 2013.

(12)

Includes shares of common stock issuable upon the exercise of 2010 Warrants and 2013 Warrants, shares of common stock issued upon the early exercise of options, and shares of common stock issuable upon the exercise of outstanding options which are immediately exercisable, as set forth in previous footnotes. In addition, beneficial ownership after the offering gives additional effect to the issuance of shares of common stock as a result of the expected net exercise of the 2010 Warrants in connection with the completion of this offering and includes shares of common stock issuable upon the conversion of 2013 Notes, as set forth in previous footnotes.

DESCRIPTION OF CAPITAL STOCK

General

Following the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. The following description summarizes some of the terms of our amended and restated certificate of incorporation and amended and restated bylaws, our outstanding warrants, the investors’ rights agreement and of the Delaware General Corporation Law. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, warrants and investors’ rights agreement, copies of which have been filed or incorporated by reference as exhibits to the registration statement of which the prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common Stock

As of March 31, 2013, there were 9,575,485 shares of our common stock outstanding and held of record by 54 stockholders, assuming (1) the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock, which will occur immediately prior to the closing of this offering, (2) the issuance of 280,675 shares of common stock as a result of the expected net exercise of outstanding warrants, or the 2010 Warrants, in connection with the completion of this offering, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus), which 2010 Warrants will terminate if unexercised prior to the completion of this offering, and (3) the issuance of 91,948 shares of our common stock in connection with the completion of this offering as a result of the automatic conversion of the $1.0 million in aggregate principal amount of convertible promissory notes we issued in May 2013 (including accrued interest thereon), assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering). Under the terms of our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, duly authorized, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon completion of this offering, all of our previously outstanding shares of convertible preferred will have been converted into common stock, there will be no authorized shares of our previously convertible preferred stock and we will have no shares of preferred stock outstanding. Under the terms of our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Options

As of March 31, 2013, options to purchase 593,803 shares of our common stock were outstanding under our 2006 equity incentive plan, of which 523,605 were vested and all of which were exercisable as of that date.

Warrants

In March and October 2010, in connection with closings under our 2010 convertible note and warrant financing, we issued the 2010 Warrants to investors exercisable for an aggregate of 2,333,320 shares of our Series A convertible preferred stock at an exercise price of $0.01 per share. The 2010 Warrants contain a net exercise provision under which the holders may, in lieu of payment of the exercise price in cash, surrender the warrant and receive, a net amount of shares of our common stock based on the fair market value of our common stock at the time of the net exercise of the warrant after deduction of the aggregate exercise price. The 2010 Warrants expire ten years from their date of issuance, subject to their earlier termination upon the completion of this offering and certain mergers, acquisitions and similar transactions. We expect the 2010 Warrants to be net exercised in connection with the completion of this offering, resulting in the issuance of an aggregate of 280,675 shares of common stock assuming an initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). If these 2010 Warrants are not exercised prior to the completion of this offering, they will terminate.

In May 2013, in connection with the closing of our 2013 convertible note and warrant financing, we issued the 2013 Warrants to investors exercisable for an aggregate of 1,124,026 shares of our Series B convertible preferred stock at an exercise price of $0.90 per share. In connection with the completion of this offering, the 2013 Warrants will become exercisable for an aggregate of 136,236 shares of common stock, at an exercise price of $7.43 per share. The 2013 Warrants will expire on May 30, 2018.

In July 2013, in connection with the funding of the first term loan under our credit facility, we issued warrants to the lenders under the credit facility to purchase up to an aggregate of 111,112 shares of our Series B convertible preferred stock at an exercise price of $0.90 per share. Upon the funding of the second and third term loans under the credit facility, we will issue additional warrants to the lenders to purchase shares of our capital stock equal to 3.0% of the funded amount divided by the exercise price, which will equal the average closing price per share of our common stock over the preceding three business days prior to such funding. In connection with the completion of this offering, the outstanding warrants issued to the lenders will become exercisable for an aggregate of 13,468 shares of common stock, at an exercise price of $7.43 per share. The warrants issued to the lenders will expire ten years from their date of issuance.

Registration Rights

As of June 30, 2013, holders of 9,250,940 shares of our common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our convertible preferred stock immediately prior to the closing of this offering, 280,675 shares of common stock issuable as a result of the expected net exercise of the 2010 Warrants in connection with the completion of this offering, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus), 91,948 shares of common stock issuable in connection with the completion of this offering as a result of the automatic conversion of the $1.0 million in aggregate principal amount of 2013 Notes (including accrued interest thereon), assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering), and 136,236 shares of common stock issuable upon the exercise of the 2013 Warrants, or their transferees will be entitled to the following rights with respect to the registration of such shares for public resale under the Securities

Act, pursuant to an investor rights agreement by and among us and certain of our stockholders. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Demand Registration Rights

If at any time beginning six months after this offering the holders of at least 30% of the registrable securities request in writing that we effect a registration with respect at least 30% of the registrable securities then outstanding or a lesser percentage if shares in an offering with an anticipated aggregate offering price of at least $5.0 million, we may be required to register their shares. We are obligated to effect at most two registrations in any 12-month period for the holders of registrable securities in response to these demand registration rights. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time after this offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Form S-3 Registration Rights

If at any time after we become entitled under the Securities Act to register our shares on Form S-3 a holder of registrable securities requests in writing that we register their shares for public resale on Form S-3 and the reasonably anticipated price to the public of the offering is $1.0 million or more, we will be required to use our best efforts to effect such registration; provided, however, that we will not be required to effect such a registration if, within the preceding 12 months, we have already effected two registrations on Form S-3 for the holders of registrable securities.

Expenses

Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling securityholders, blue sky fees and expenses and the expenses of any special audits incident to the registration.

Termination of Registration Rights

The registration rights terminate upon the earlier of seven years after the effective date of the registration statement of which this prospectus is a part, or, with respect to the registration rights of an individual holder, when the holder can sell all of such holder’s registrable securities in a three-month period in compliance with Rule 144 of the Securities Act.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board Composition and Election of Directors.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination”

includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

NASDAQ Global Market

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “CNAT.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock listed on The NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock.

Based on the number of shares of our common stock outstanding as of March 31, 2013 and assuming (1) the issuance of 5,000,000 shares in this offering, (2) the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, which will automatically occur immediately prior to the closing of the offering, and (3) the net exercise of all outstanding warrants we issued in 2010, (4) the automatic conversion of the convertible promissory notes we issued in May 2013, (5) no exercise of the underwriters’ option to purchase additional shares of common stock, and (6) no exercise of outstanding options or warrants (other than the 2010 warrants), we will have outstanding an aggregate of approximately 14,575,485 shares of common stock.

Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining 9,575,485 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, each of which is summarized below. We expect that all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below.

In addition, of the 593,803 shares of our common stock that were subject to stock options outstanding as of March 31, 2013, options to purchase 523,605 of such shares of common stock were vested as of such date and, upon exercise, these shares will be eligible for sale subject to the lock–up agreements described below and Rules 144 and 701 under the Securities Act.

Lock-Up Agreements

We and each of our directors and executive officers and holders of all of our outstanding capital stock, who collectively own 9,202,862 shares of our common stock, based on shares outstanding as of March 31, 2013, have agreed that we and they will not, subject to limited exceptions that are described in more detail in the section in this prospectus entitled “Underwriting,” during the period ending 180 days after the date of this prospectus:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act;
•

otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock, currently or hereafter owned either of record or beneficially; or

•	publicly announce an intention to do any of the foregoing.

Stifel, Nicolaus & Company, Incorporated and Piper Jaffray & Co. may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the restricted period.

Upon the expiration of the lock-up period, all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 145,755 shares immediately after this offering; or
•	the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and The NASDAQ Global Market concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our equity incentive plans and employee stock purchase plan. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

As of June 30, 2013, holders of 9,250,540 shares of our common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our convertible preferred stock immediately prior to the closing of this offering, 280,675 shares of common stock issuable as a result of the expected net exercise of the 2010 Warrants in connection with the completion of this offering, assuming an initial public offering price of

$11.00 per share (the midpoint of the price range listed on the cover page of this prospectus), 91,948 shares of common stock issuable in connection with the completion of this offering as a result of the automatic conversion of the $1.0 million in aggregate principal amount of 2013 Notes (including accrued interest thereon), assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering), and 136,236 shares of common stock issuable upon the exercise of the 2013 Warrants, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act upon the closing of this offering. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations promulgated thereunder (“Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the United States federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation:

•	banks, thrifts, insurance companies and other financial institutions;
•	tax-exempt organizations;
•	partnerships, S corporations or other pass-through entities;
•	real estate investment trusts and regulated investment companies;
•	brokers, dealers or traders in securities, commodities or currencies;
•	United States expatriates and certain former citizens or long-term residents of the United States;
•	“controlled foreign corporations,” “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax;
•	persons that own, or are deemed to own, more than 5% of our outstanding common stock (except to the extent specifically set forth below);
•	persons deemed to sell our common stock under the constructive sale provisions of the Code;
•	persons subject to the alternative minimum tax;
•	persons that hold our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•	persons that hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or
•	tax-qualified retirement plans.

If a partnership (or other entity taxed as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of acquiring, owning or disposing of our common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY OTHER UNITED STATES FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for United States federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;
•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or
•

a trust (1) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for United States federal income tax purposes.

Distributions on Our Common Stock

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make cash or other property distributions on our common stock, such distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under “—Dispositions of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a United States trade or business conducted by such non-U.S. holder generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such non-U.S. holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the shares of our common stock are effectively connected with such non-U.S. holder’s United States trade or business (and, if required by an applicable tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from United States federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s United States trade or business (and if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis in the same manner as if such non-U.S. holder were a U.S. person and, for a non-U.S. holder that is a corporation, also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Dispositions of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met; or
•

our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of the sale or disposition of our common stock or (ii) the non-U.S. holder’s holding period for our common stock.

Unless an applicable treaty provides otherwise, the gain described in the first bullet point above generally will be subject to United States federal income tax on a net income basis in the same manner as if such non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above generally will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe that we are not currently, and we do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that actually or constructively held more than 5% of our common stock at any time during the shorter of (i) the five-year period ending on the date of the sale or disposition of our common stock or (ii) the non-U.S. holder’s holding period for our common stock. If gain on the sale or other taxable disposition of our common stock were subject to taxation under the third bullet point above, the non-U.S. holder would be subject to regular United States federal income tax with respect to such gain in generally the same manner as a U.S. person.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the amount, if any, of tax withheld with respect to those dividends. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under certain circumstances, the Code imposes backup withholding on certain reportable payments. Backup withholding, however, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Unless a non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with, and the non-U.S. holder may be subject to backup withholding on the proceeds from, a sale or other disposition of our common stock. The certification procedures described in the above paragraph will satisfy these certification requirements as well.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Accounts

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined under those rules) and certain other non-U.S. entities. The failure to comply with additional certification, information reporting and other specified requirements could result in a withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. A 30% withholding tax is imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or foreign non-financial entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

Recently issued final Treasury Regulations provide that such rules will generally apply to payments of dividends made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2017. Prospective investors should consult their tax advisors regarding these withholding provisions.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Stifel, Nicolaus & Company, Incorporated
Piper Jaffray & Co.
JMP Securities LLC
SunTrust Robinson Humphrey, Inc.

Total	5,000,000

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2013.

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 750,000 additional shares of our common stock from us, at the initial public offering price, less the underwriting discounts and commissions payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above. We will pay the expenses associated with the exercise of the over-allotment option.

Lock-Up Agreements

We and the holders (including all of our directors and executive officers) of all of the shares of our common stock outstanding prior to this offering have agreed that, without the prior written consent of each of Stifel, Nicolaus & Company, Incorporated and Piper Jaffray & Co., we and they will not directly or indirectly:

•

offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase, or otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock;

•

enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction is to be settled by delivery of the common stock or other securities, in cash or otherwise; or

•	publicly disclose the intention to do any of the foregoing,

for a period of 180 days after the date of this prospectus. However, in the case of our officers, directors and stockholders, these lock-up restrictions will not apply to:

•	bona fide gifts made by the holder;
•	the surrender or forfeiture of shares of common stock to us to satisfy tax withholding obligations upon exercise or vesting of stock options or equity awards;
•

transfers of common stock or any security convertible into or exercisable for common stock to an immediate family member, an immediate family member of a domestic partner or a trust for the benefit of the undersigned, a domestic partner or an immediate family member;

•

transfers of shares of common stock or any security convertible into or exercisable for common stock to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held exclusively by the holder, a domestic partner and/or one or more family members of the holder or the holder’s domestic partner in a transaction not involving a disposition for value;

•	transfers of shares of common stock or any security convertible into or exercisable for common stock upon death by will or intestate succession;
•	distributions of shares of common stock or securities convertible into or exercisable for common stock to members, partners or stockholders of the holder;
•

the exercise of any option, warrant or other right to acquire shares of common stock, the settlement of any stock-settled stock appreciation rights, restricted stock or restricted stock units, or the conversion of any convertible security into our securities;

•	securities transferred to one or more affiliates of the holder and distributions of securities to partners, members or stockholders of the holder;
•	transactions relating to securities acquired in open market transactions after the date of this prospectus;
•

the entry into a trading plan established pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for any sales or other dispositions of shares of common stock during the 180-day restricted period; or

•	any shares purchased by the holder in this offering.

Except for transfers related to securities acquired on the open market or in this offering or to the surrender or forfeiture of shares of common stock to us to satisfy tax withholding obligations upon exercise or vesting of stock options or equity awards, as described above, any transferee under the excepted transfers above must agree in writing, prior to the transfer, to be bound by the lock-up agreements.

Additionally, in our case, the lock-up restrictions will not apply to:

•	shares sold in this offering;
•

equity based awards granted pursuant to our equity incentive plans referred to in this prospectus, including any amendments to those plans, and shares of common stock issued upon the exercise of any equity based awards;

•	shares of common stock issued upon the conversion of outstanding securities described in this prospectus;
•	the filing of a registration statement on Form S-8 relating to the registration of shares issuable pursuant to our equity incentive plans;
•	shares of common stock issued in satisfaction of the accumulated dividend on our outstanding convertible preferred stock; or
•

shares of common stock or any securities convertible into, or exercisable, or exchangeable for, shares of common stock, issued to lenders or financial institutions in connection with bona fide debt or credit arrangements as long as (x) the aggregate number of shares of common stock issued or issuable does not exceed 5% of the number of shares of common stock outstanding immediately after this offering, and (y) each recipient of any such shares or other securities agrees to restrictions on the resale of such securities that are consistent with the lock-up agreements described above.

Stifel, Nicolaus & Company, Incorporated and Piper Jaffray & Co., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Stifel, Nicolaus & Company, Incorporated and Piper Jaffray & Co. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and Stifel, Nicolaus & Company, Incorporated and

Piper Jaffray & Co., as representatives of the several underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

•	the information set forth in this prospectus and otherwise available to the representatives;
•	our history and prospects, including our past and present financial performance and our prospects for future earnings;
•	the history and prospects of companies in our industry;
•	prior offerings of those companies;
•	our capital structure;
•	an assessment of our management and their experience;
•	general conditions of the securities markets at the time of the offering; and
•	other factors as we deem relevant.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial public offering price.

Commissions and Expenses

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $             per share of common stock to other dealers specified in a master agreement among underwriters who are members of the Financial Industry Regulatory Authority, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $             per share of common stock to these other dealers. After this offering, the offering price, concessions, and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to certain other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

Pursuant to the terms of the underwriting agreement, we have also agreed to reimburse the underwriters for certain expenses, including reasonable fees and expenses of counsel, relating to certain aspects of this offering that will not exceed $20,000.

We estimate that the total expenses of the offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $2.4 million.

Indemnification of Underwriters

We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ Market Listing

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “CNAT.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing, or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

The transactions above may occur on The NASDAQ Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Discretionary Sales

The underwriters have informed us that they do not expect to confirm sales of common stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or
•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

France

This prospectus has not been prepared in the context of a public offering of financial securities in France within the meaning of Article L.411-1 of the French Code Monétaire et Financier and Title I of Book II of the Reglement Général of the Autorité des marchés financiers (the “AMF”) and therefore has not been and will not be filed with the AMF for prior approval or submitted for clearance to the AMF. Consequently, the shares of our common stock may not be, directly or indirectly, offered or sold to the public in France and offers and sales of the shares of our common stock may only be made in France to qualified investors (investisseurs qualifiés) acting for their own, as defined in and in accordance with Articles L.411-2 and D.411-1 to D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier. Neither this prospectus nor any other offering material may be released, issued or distributed to the public in France or used in connection with any offer for subscription on sale of the shares of our common stock to the public in France. The subsequent direct or indirect retransfer of the shares of our common stock to the public in France may only be made in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code Monétaire et Financier.

Notice to Residents of Germany

Each person who is in possession of this prospectus is aware of the fact that no German securities prospectus (wertpapierprospekt) within the meaning of the securities prospectus act (wertpapier-prospektgesetz, the “act”) of the federal republic of Germany has been or will be published with respect to the shares of our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in the federal republic of Germany (ôffertliches angebot) within the meaning of the act with respect to any of the shares of our common stock otherwise than in accordance with the act and all other applicable legal and regulatory requirements.

Notice to Residents of Switzerland

The securities which are the subject of the offering contemplated by this prospectus may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. None of this prospectus or any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

None of this prospectus or any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

Notice to Residents of the Netherlands

The offering of the shares of our common stock is not a public offering in The Netherlands. The shares of our common stock may not be offered or sold to individuals or legal entities in The Netherlands unless (i) a prospectus relating to the offer is available to the public, which has been approved by the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) or by the competent supervisory authority of another state that is a member of the European Union or party to the Agreement on the European Economic Area, as amended or (ii) an exception or exemption applies to the offer pursuant to Article 5:3 of The Netherlands Financial Supervision Act (Wet op het financieel toezicht) or Article 53 paragraph 2 or 3 of the Exemption Regulation of the Financial Supervision Act, for instance due to the offer targeting exclusively “qualified investors” (gekwalificeerde beleggers) within the meaning of Article 1:1 of The Netherlands Financial Supervision Act.

Notice to Residents of Japan

The underwriters will not offer or sell any of the shares of our common stock directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Residents of Hong Kong

The underwriters and each of their affiliates have not (1) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any shares of our common stock other than (a) to “professional investors”

within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (2) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the shares of our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Residents of Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person, which is:

(a)

a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares of our common stock under Section 275 except:

(1)

to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California. Goodwin Procter LLP, New York, New York, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2011 and 2012, and for each of the two years in the period ended December 31, 2012, and for the period from July 13, 2005 (inception) to December 31, 2012, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements). We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

CONATUS PHARMACEUTICALS INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Conatus Pharmaceuticals Inc.

We have audited the accompanying consolidated balance sheets of Conatus Pharmaceuticals Inc. as of December 31, 2011 and 2012, and the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended and for the period from July 13, 2005 (inception) to December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Conatus Pharmaceuticals Inc. at December 31, 2011 and 2012, and the consolidated results of its operations and its cash flows for the years then ended and for the period from July 13, 2005 (inception) to December 31, 2012, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

San Diego, California

May 9, 2013,

except as to the last paragraph in Note 13, as to which the date is

July 8, 2013

Conatus Pharmaceuticals Inc.

(a development stage company)

Consolidated Balance Sheets

	December 31,		March 31, 2013	Pro Forma Stockholders’ Equity as of March 31, 2013
	2011	2012
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,072,839	$4,036,091	$4,840,486
Short-term investments	13,685,199	3,989,473	255,000
Prepaid and other current assets	165,333	76,184	83,332

Total current assets	16,923,371	8,101,748	5,178,818
Property and equipment, net	21,114	29,604	26,906
Other long-term assets	14,395	14,395	40,296

Total assets	$16,958,880	$8,145,747	$5,246,020

Liabilities, convertible preferred stock and stockholders’ (deficit) equity
Current liabilities:
Accounts payable and accrued expenses	$1,179,040	$1,087,346	$390,177
Accrued compensation	541,957	325,555	350,641

Total current liabilities	1,720,997	1,412,901	740,818
Convertible preferred stock warrant liability	68,786	160,345	707,509
Note payable	1,000,000	1,000,000	1,000,000
Series A Convertible Preferred Stock, $0.0001 par value;
44,827,538 shares authorized, 42,494,218 shares issued and outstanding at December 31, 2011 and 2012 and March 31, 2013 (unaudited); liquidation preference of $31,870,664 at December 31, 2011 and 2012 and March 31, 2013 (unaudited); no shares authorized, issued and outstanding, pro forma (unaudited)	32,208,532	32,208,532	32,208,532
Series B Convertible Preferred Stock, $0.0001 par value;
50,300,000 shares authorized, 36,417,224 shares issued and outstanding at December 31, 2011 and 2012 and March 31, 2013 (unaudited); liquidation preference of $32,775,502 at December 31, 2011 and 2012 and March 31, 2013 (unaudited); no shares authorized, issued and outstanding, pro forma (unaudited)	31,699,840	31,699,840	31,699,840
Stockholders’ (deficit) equity:
Common stock, $0.0001 par value; 120,000,000 shares authorized, 1,012,121 shares issued and outstanding at December 31, 2011 and 1,207,091 shares issued and 1,052,606 shares outstanding, excluding 154,485 shares subject to repurchase, at December 31, 2012 1,337,140 shares issued at March 31, 2013 and 1,066,041 shares outstanding, excluding 271,099 shares subject to repurchase (unaudited); 200,000,000 shares authorized, 9,575,485 shares issued and 9,304,386 shares outstanding, excluding 271,099 shares subject to repurchase, pro forma (unaudited)	101	105	106	930
Additional paid-in capital	323,357	470,982	—	65,746,218
Accumulated other comprehensive income (loss)	(4,463)	551	—	—
Deficit accumulated during the development stage	(50,058,270)	(58,807,509)	(61,110,785)	(61,120,827)

Total stockholders’ (deficit) equity	(49,739,275)	(58,335,871)	(61,110,679)	4,626,321

Total liabilities, convertible preferred stock and stockholders’ (deficit) equity	$16,958,880	$8,145,747	$5,246,020

See accompanying notes to consolidated financial statements.

Conatus Pharmaceuticals Inc.

(a development stage company)

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,		Period From July 13, 2005 (Inception) to December 31, 2012	Three Months Ended March 31,		Period From July 13, 2005 (Inception) to March 31, 2013
	2011	2012		2012	2013
				(unaudited)
Operating expenses:
Research and development	$9,486,619	$5,528,106	$40,825,148	$1,161,630	$967,778	$41,792,926
General and administrative	2,874,507	3,086,479	18,116,592	750,160	748,796	18,865,388

Total operating expenses	12,361,126	8,614,585	58,941,740	1,911,790	1,716,574	60,658,314

Other income (expense):
Interest income	28,274	25,547	1,358,750	8,330	132	1,358,882
Interest expense	(113,836)	(70,000)	(774,829)	(17,500)	(17,500)	(792,329)
Other income (expense)	(4,439)	1,358	241,399	9,254	(15,677)	225,722
Other financing income (expense)	454,547	(91,559)	(691,089)	9,100	(547,164)	(1,238,253)

Total other income (expense)	364,546	(134,654)	134,231	9,184	(580,209)	(445,978)

Net loss	(11,996,580)	(8,749,239)	(58,807,509)	$(1,902,606)	$(2,296,783)	$(61,104,292)
Other comprehensive (income) loss:
Net unrealized gains (losses) on short-term investments	(4,463)	5,014	551	8,696	(551)	—

Comprehensive loss	$(12,001,043)	$(8,744,225)	$(58,806,958)	$(1,893,910)	$(2,297,334)	$(61,104,292)

Net loss per share attributable to common stockholders, basic and diluted	$(11.86)	$(8.60)		$(1.88)	$(2.17)

Weighted average shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted	1,011,649	1,016,951		1,012,117	1,060,533

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (Note 2)		$(0.94)			$(0.19)

Weighted average common shares outstanding used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (Note 2)		9,255,296			9,298,878

See accompanying notes to consolidated financial statements.

Conatus Pharmaceuticals Inc.

(a development stage company)

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at July 13, 2005 (inception)	—	$—	—	$—	$—	$—	$—	$—
Issuance of common stock to founders at $0.00825 per share for cash	—	—	727,273	73	5,927	—	—	6,000
Net loss and comprehensive loss	—	—	—	—	—	—	(91,354)	(91,354)

Balance at December 31, 2005	—	—	727,273	73	5,927	—	(91,354)	(85,354)
Issuance of preferred stock at $0.75 per share, net of issuance costs of $174,012 and estimated fair value of tranche right of $0.04 per share in October and December 2006, for cash	7,333,334	4,029,181	—	—	—	—	—	—
Issuance of preferred stock at $0.75 per share, in October and December, for conversion of notes payable and related accrued interest	1,948,582	1,461,439	—	—	—	—	—	—
Issuance of preferred stock at $0.75 per share, in October and December, for share-based compensation in lieu of salaries	878,969	659,224	—	—	—	—	—	—
Issuance of preferred stock at $0.75 per share, in October and December, for payment of license expense	333,333	250,000	—	—	—	—	—	—
Issuance of common stock to founders at $0.2475 per share for cash	—	—	181,818	18	44,982	—	—	45,000
Share-based compensation	—	—	—	—	796	—	—	796
Net loss and comprehensive loss	—	—	—	—	—	—	(3,305,145)	(3,305,145)

Balance at December 31, 2006	10,494,218	6,399,844	909,091	91	51,705	—	(3,396,499)	(3,344,703)
Issuance of preferred stock at $0.75 per share, net of issuance costs of $19,095 in May 2007 for cash	29,333,334	21,980,905	—	—	—	—	—	—
Issuance of preferred stock at $0.75 per share in May for payment of license expense	2,666,666	1,999,999	—	—	—	—	—	—
Reclassification of tranche right upon second closing of preferred stock	—	1,827,784	—	—	—	—	—	—
Vesting of early exercise of employee stock options	—	—	29,924	3	2,586	—	—	2,589
Share-based compensation	—	—	—	—	2,900	—	—	2,900
Net loss	—	—	—	—	—	—	(10,183,310)	(10,183,310)
Change in unrealized gains on investments	—	—	—	—	—	46,989	—	46,989

Balance at December 31, 2007	42,494,218	32,208,532	939,015	94	57,191	46,989	(13,579,809)	(13,475,535)
Vesting of early exercise of employee stock options			31,414	3	6,871			6,874
Share-based compensation	—	—	—	—	24,831	—	—	24,831
Net loss	—	—	—	—	—	—	(6,799,395)	(6,799,395)
Change in unrealized gains on investments						(42,231)	—	(42,231)

Balance at December 31, 2008	42,494,218	32,208,532	970,429	97	88,893	4,758	(20,379,204)	(20,285,456)

[Continued on the next page]

Conatus Pharmaceuticals Inc.

(a development stage company)

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit (continued)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2008	42,494,218	$32,208,532	—	$—	970,429	$97	$88,893	$4,758	$(20,379,204)	$(20,285,456)
Vesting of early exercise of employee stock options	—	—	—	—	25,758	3	4,772	—	—	4,775
Share-based compensation	—	—	—	—	—	—	30,059	—	—	30,059
Net loss	—	—	—	—	—	—	—	—	(6,979,099)	(6,979,099)
Change in unrealized gains on investments	—	—	—	—	—	—	—	(4,718)	—	(4,718)

Balance at December 31, 2009	42,494,218	32,208,532	—	—	996,187	100	123,724	40	(27,358,303)	(27,234,439)
Vesting of early exercise of employee stock options	—	—	—	—	14,015	1	3,685	—	—	3,686
Share-based compensation	—	—	—	—	—	—	35,082	—	—	35,082
Net loss	—	—	—	—	—	—	—	—	(10,703,387)	(10,703,387)
Change in unrealized gains on investments	—	—	—	—	—	—	—	(40)	—	(40)

Balance at December 31, 2010	42,494,218	32,208,532	—	—	1,010,202	101	162,491	—	(38,061,690)	(37,899,098)
Issuance of preferred stock at $0.90 per share, net of issuance costs of $1,075,662 in February and March 2011 for cash and conversion of note payable	—	—	36,417,224	31,699,840	—	—	—	—	—	—
Vesting of early exercise of employee stock options	—	—	—	—	1,919	—	1,176	—	—	1,176
Share-based compensation	—	—	—	—	—	—	159,690	—	—	159,690
Net loss	—	—	—	—	—	—	—	—	(11,996,580)	(11,996,580)
Change in unrealized gains on investments	—	—	—	—	—	—	—	(4,463)	—	(4,463)

Balance at December 31, 2011	42,494,218	32,208,532	36,417,224	31,699,840	1,012,121	101	323,357	(4,463)	(50,058,270)	(49,739,275)
Vesting of early exercise of employee stock options	—	—	—	—	40,485	4	3,601	—	—	3,605
Share-based compensation	—	—	—	—	—	—	144,024	—	—	144,024
Net loss	—	—	—	—	—	—	—	—	(8,749,239)	(8,749,239)
Change in unrealized gains on investments	—	—	—	—	—	—	—	5,014	—	5,014

Balance at December 31, 2012	42,494,218	32,208,532	36,417,224	31,699,840	1,052,606	105	470,982	551	(58,807,509)	(58,335,871)
Vesting of early exercise of employee stock options and exercise of vested stock options	—	—	—	—	13,435	1	1,107	—	—	1,108
Share-based compensation	—	—	—	—	—	—	21,418	—	—	21,418
Distribution of shares of wholly-owned subsidiary to stockholders	—	—	—	—	—	—	(493,507)		(6,493)	(500,000)
Comprehensive loss:	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(2,296,783)	(2,296,783)
Change in unrealized gains on investments	—	—	—	—	—	—	—	(551)	—	(551)

Balance at March 31, 2013 (unaudited)	42,494,218	$32,208,532	36,417,224	$31,699,840	1,066,041	$106	$—	$—	$(61,110,785)	$(61,110,679)

See accompanying notes to consolidated financial statements.

Conatus Pharmaceuticals Inc.

(a development stage company)

Consolidated Statements of Cash Flows

	Year Ended December 31,		Period From July 13, 2005 (Inception) to December 31, 2012	Three Months Ended March 31,		Period From July 13, 2005 (Inception) to March 31, 2013
	2011	2012		2012	2013
				(unaudited)		(unaudited)
Operating activities:
Net loss	$(11,996,580)	$(8,749,239)	$(58,807,509)	$(1,902,606)	$(2,296,783)	$(61,104,292)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	10,951	9,066	199,266	2,044	2,698	201,964
Share-based compensation expense	159,690	144,024	397,382	41,066	21,418	418,800
Noncash other financing expense (income)	(454,547)	91,559	1,184,198	(9,100)	547,164	1,731,362
Acquisition of in-process research and development	—	—	1,250,000	—	—	1,250,000
Share-based compensation in lieu of salaries	—	—	659,224	—	—	659,224
Noncash license expense	—	—	2,249,999	—	—	2,249,999
Amortization (accretion) of premium (discount) on investments	282,673	171,810	(121,616)	62,783	8,922	(112,694)
Changes in operating assets and liabilities:
Prepaid and other current assets	(68,107)	89,149	(76,184)	14,595	(7,148)	(83,332)
Other assets	102,239	—	(14,395)	—	(25,901)	(40,296)
Accounts payable and accrued expenses	175,670	(91,694)	1,131,182	(583,800)	(697,169)	434,013
Accrued compensation	(307,561)	(228,882)	313,075	(260,011)	15,464	328,539

Net cash used in operating activities	(12,095,572)	(8,564,207)	(51,635,378)	(2,635,029)	(2,431,335)	(54,066,713)
Investing activities:
Maturities of investments	18,936,000	19,838,000	100,782,865	7,218,000	3,725,000	104,507,865
Purchase of investments	(32,908,335)	(10,309,070)	(104,650,171)	(4,090,868)	—	(104,650,171)
Cash paid to acquire in-process research and development	—	—	(250,000)	—		(250,000)
Capital expenditures	(16,240)	(17,556)	(228,870)	—	—	(228,870)

Net cash provided by (used in) investing activities	(13,988,575)	9,511,374	(4,346,176)	3,127,132	3,725,000	(621,176)
Financing activities:
Issuance of promissory notes	—	—	6,200,000	—	—	6,200,000
Proceeds from exercise of warrants	—	—	234	—	—	234
Distribution to wholly owned subsidiary in connection with spin-off of Idun	—	—	—	—	(500,000)	(500,000)
Issuance of preferred stock for cash, net of offering costs	26,424,333	—	53,731,226	—	—	53,731,226
Issuance of common stock	—	16,085	86,185	12,735	10,730	96,915

Net cash provided by financing activities	26,424,333	16,085	60,017,645	12,735	(489,270)	59,528,375

Net increase in cash and cash equivalents	340,186	963,252	4,036,091	504,838	804,395	4,840,486
Cash and cash equivalents at beginning of period	2,732,653	3,072,839	—	3,072,839	4,036,091	—

Cash and cash equivalents at end of period	$3,072,839	$4,036,091	$4,036,091	$3,577,677	$4,840,486	$4,840,486

Supplemental disclosure of cash flow information:
Cash paid for interest	$70,000	$70,000	$169,556	$17,500	$17,500	$187,056

Supplemental schedule of non-cash investing and financing activities:
Conversion of notes payable for preferred stock	$5,275,507	$—	$6,736,946	$—	$—	$6,736,946

Issuance of warrants in conjunction with debt	$—	$—	$1,735,431	$—	$—	$1,735,431

Issuance of note payable related to acquisition of in-process research and development	$—	$—	$1,000,000	$—	$—	$1,000,000

See accompanying notes to consolidated financial statements.

Conatus Pharmaceuticals Inc.

(a development stage company)

Notes to Consolidated Financial Statements

1. Organization and Basis of Presentation

Conatus Pharmaceuticals Inc. (the Company) was incorporated in the state of Delaware on July 13, 2005. The Company is a biotechnology company focused on the development and commercialization of novel medicines to treat liver disease.

As of December 31, 2012, the Company has devoted substantially all of its efforts to product development, and has not realized revenues from its planned principal operations. Accordingly, the Company is considered to be in the development stage.

The Company has a limited operating history and the sales and income potential of the Company’s business and market are unproven. The Company has experienced net losses since its inception, and, as of December 31, 2012, had a net capital deficiency of $58,335,871. The Company expects to continue to incur net losses for at least the next several years. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. If the Company is unable to generate revenues adequate to support its cost structure, the Company may need to raise additional debt or equity financing. As of December 31, 2012, the Company had cash, cash equivalents, and investments of $8,025,564 and working capital of $6,688,847. The Company will require additional cash funding to continue to execute its strategic plan and fund operations through December 31, 2013. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business and does not include any adjustments to reflect the possible future effects of the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

To fund further operations, the Company will need to raise additional capital. The Company may obtain additional financing in the future through the issuance of its common stock, through other equity or debt financings or through collaborations or partnerships with other companies. The Company may not be able to raise additional capital on acceptable terms, or at all, and any failure to raise capital as and when needed could have a material adverse effect on the results of operations, financial condition and the Company’s ability to execute on its business plan.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include all the accounts of the Company and its wholly-owned subsidiary, Idun Pharmaceuticals, Inc. (Idun). All intercompany balances and transactions have been eliminated in consolidation. In January 2013, the assets and rights related to the drug candidate emricasan were distributed from Idun to the Company. Following that distribution, Idun was spun off from the Company.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of March 31, 2013, consolidated statements of operations and comprehensive loss and cash flows for the three months ended March 31, 2012 and 2013 and the

Conatus Pharmaceuticals Inc.

(a development stage company)

Notes to Consolidated Financial Statements

consolidated statements of convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2013 are unaudited. The unaudited financial statements have been prepared on a basis consistent with the audited financial statements and, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) considered necessary to state fairly our financial position as of March 31, 2013 and our results of operations and cash flows for the three months ended March 31, 2012 and 2013 and for the period from July 13, 2005 (inception) to March 31, 2013. The financial data and other information disclosed in these notes to the consolidated financial statements related to the three months ended March 31, 2012 and 2013 are unaudited. The results for the three months ended March 31, 2013 are not necessarily indicative of the results to be expected for the year ending December 31, 2013 or for any other interim period.

Unaudited Pro Forma Information

The unaudited pro forma consolidated balance sheet information as of March 31, 2013 gives effect to (1) the issuance of $1,001,439 of convertible promissory notes issued in May 2013 (see Note 13) and the automatic conversion of such notes (including accrued interest thereon), assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of the IPO), (2) the conversion of 15,576,789 shares of convertible preferred stock into 1,557,678 shares of common stock in May 2013 (and the subsequent reverse split of such shares into 188,808 shares of common stock) and the automatic conversion of all remaining outstanding shares of convertible preferred stock as of March 31, 2013 into an aggregate of 7,676,914 shares of common stock, which conversion was approved by the holders of the Company’s preferred stock under the terms of the Company’s restated certificate of incorporation in July 2013, and the resultant reclassification of the convertible preferred stock warrant liability to stockholders’ equity (deficit) in connection with such conversion (3) the issuance of 280,675 shares of the Company’s common stock as a result of the expected net exercise of the outstanding warrants to purchase Series A convertible preferred stock in connection with the IPO, assuming an initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), which warrants will terminate if unexercised prior to the completion of the IPO (4) our borrowing of $1.0 million under our credit facility entered into in July 2013, net of issuance costs and proceeds allocated to warrant liability and the re-classification of such liability to stockholders’ equity. The unaudited pro forma consolidated balance sheet assumes that the completion of the IPO had occurred as of March 31, 2013 and excludes shares of common stock issued in the IPO and any related net proceeds.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents and investments. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash. Additionally, the Company established guidelines regarding approved investments and maturities of investments, which are designed to maintain safety and liquidity.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include cash in readily available checking and money market accounts.

Short-Term Investments

The Company classifies its investments as available-for-sale and records such assets at estimated fair value in the consolidated balance sheet, with unrealized gains and losses, if any, reported as a component of other comprehensive income (loss) within the consolidated statements of operations and comprehensive loss and as a separate component of stockholders’ deficit. The Company invests its excess cash balances primarily in

Conatus Pharmaceuticals Inc.

(a development stage company)

Notes to Consolidated Financial Statements

corporate debt securities and money market funds with strong credit ratings. Realized gains and losses are calculated on the specific identification method and recorded as interest income. There have been no realized gains and losses for the years ended December 31, 2011 and 2012 and the three months ended March 31, 2012 and 2013, and for the period from July 13, 2005 (inception) to December 31, 2012 and for the period from July 13, 2005 (inception) to March 31, 2013.

At each balance sheet date, the Company assesses available-for-sale securities in an unrealized loss position to determine whether the unrealized loss is other-than-temporary. The Company considers factors including: the significance of the decline in value compared to the cost basis, underlying factors contributing to a decline in the prices of securities in a single asset class, the length of time the market value of the security has been less than its cost basis, the security’s relative performance versus its peers, sector or asset class, expected market volatility and the market and economy in general. When the Company determines that a decline in the fair value below its cost basis is other-than-temporary, the Company recognizes an impairment loss in the year in which the other-than-temporary decline occurred. There have been no other-than-temporary declines in value of short-term investments for the years ended December 31, 2011 and 2012 and the three months ended March 31, 2012 and 2013, and for the period from July 13, 2005 (inception) to December 31, 2012 and for the period from July 13, 2005 (inception) to March 31, 2013, as it is more likely than not the Company will hold the securities until maturity or a recovery of the cost basis.

Fair Value of Financial Instruments

The carrying amounts of prepaid and other current assets, accounts payable and accrued expenses are reasonable estimates of their fair value because of the short maturity of these items.

Property and Equipment

Property and equipment, which consists of furniture and fixtures, computers and office equipment and leasehold improvements, are stated at cost and depreciated over the estimated useful lives of the assets (three to five years) using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the lease term.

Long-Lived Assets

The Company regularly reviews the carrying value and estimated lives of all of its long-lived assets, including property and equipment to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. The determinants used for this evaluation include management’s estimate of the asset’s ability to generate positive income from operations and positive cash flow in future periods as well as the strategic significance of the assets to the Company’s business objective. Should an impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset’s fair value. The Company has not recognized any impairment losses through December 31, 2012 or March 31, 2013.

Research and Development Expenses

All research and development costs are expensed as incurred.

Income Taxes

Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the financial statement bases and the tax bases of assets and liabilities using enacted tax rates. A valuation allowance is established to reduce a deferred tax asset to the amount that is expected more likely than not to be realized.

Conatus Pharmaceuticals Inc.

(a development stage company)

Notes to Consolidated Financial Statements

Stock-Based Compensation

Stock-based compensation for the Company includes amortization related to all stock option awards granted, based on the grant date fair value estimated in accordance with the applicable accounting guidance. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model using the assumptions noted in the following table. The expected life of options is based on the simplified method described in the SEC Staff Accounting Bulletin No. 107. The expected volatility of stock options is based upon the historical volatility of a number of publicly traded companies in similar stages of clinical development. The risk-free interest rate is based on the average yield of five- and seven-year U.S. Treasury Bills as of the valuation date.

	Year Ended December 31,		Three Months Ended March 31, 2013
	2011	2012
			(Unaudited)
Assumptions:
Risk-free interest rate	1.18% – 2.71%	0.78% – 1.41%	0.95% – 1.11%
Expected dividend yield	0%	0%	0%
Expected volatility	70% - 72%	69% - 70%	69% – 75%
Expected term (in years)	6.1	6.1	6.1

The Company recorded stock-based compensation of $159,690, $144,024, $41,066, $21,418, $397,382 and $418,800 for the years ended December 31, 2011 and 2012, the three months ended March 31, 2012 and 2013, for the period from July 13, 2005 (inception) to December 31, 2012, and for the period from July 13, 2005 (inception) to March 31, 2013, respectively. Unrecognized compensation expense at March 31, 2013 was $43,543, which is expected to be recognized over a weighted-average vesting term of 3.5 years.

Convertible Preferred Stock Warrant Liability

The Company has issued freestanding warrants exercisable to purchase shares of its Series A convertible preferred stock. These warrants are classified as a liability in the accompanying consolidated balance sheets, as the terms for redemption of the underlying security are outside the Company’s control. The warrants are recorded at fair value using the Black-Scholes option pricing model. The fair value of all warrants, except as noted below, is remeasured at each financial reporting date with any changes in fair value being recognized in other financing income (expense), a component of other income (expense), in the accompanying consolidated statements of operations. The Company will continue to remeasure the fair value of the warrant liability until: (i) exercise, which is expected to occur immediately prior to the completion of the IPO, (ii) expiration of the related warrant, or (iii) upon conversion of the convertible preferred stock underlying the security into common stock, at which time the warrants will be classified as a component of stockholders’ equity and will no longer be subject to remeasurement.

Comprehensive Loss

The Company is required to report all components of comprehensive loss, including net loss, in the consolidated financial statements in the period in which they are recognized. Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from nonowner sources, including unrealized gains and losses on investments. Comprehensive gains (losses) have been reflected in the consolidated statements of operations and comprehensive loss for all periods presented.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding

Conatus Pharmaceuticals Inc.

(a development stage company)

Notes to Consolidated Financial Statements

resource allocation and assessing performance. To date, the Company has viewed its operations and managed its business as one segment operating primarily in the United States.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss by the weighted average number of common shares and common share equivalents outstanding for the period. Common stock equivalents are only included when their effect is dilutive. The Company’s potentially dilutive securities which include convertible preferred stock, warrants and outstanding stock options under the stock option plan have been excluded from the computation of diluted net loss per share as they would be anti-dilutive. For all periods presented, there is no difference in the number of shares used to compute basic and diluted shares outstanding due to the Company’s net loss position.

The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted net loss per shares because to do so would be anti-dilutive.

	December 31,		March 31, 2013
	2011	2012
			(Unaudited)
Convertible preferred stock	9,565,021	9,565,021	9,565,021
Warrants to purchase preferred stock	280,675	280,675	280,675
Common stock options	760,373	690,223	593,803
Common stock subject to repurchase	—	154,480	271,099

Total	10,606,069	10,690,399	10,710,598

Unaudited Pro Forma Net Loss Per Share

The following table summarizes the unaudited pro forma net loss per share attributable to common stockholders:

	December 31, 2012	March 31, 2013
		(Unaudited)
Numerator
Net loss attributable to common stockholders	$(8,749,239)	$(2,296,783)
Add:
Change in fair value of warrants	91,559	547,164

Pro forma net loss	$(8,657,680)	$(1,749,619)

Denominator
Weighted average common shares outstanding, basic and diluted	1,016,951	1,060,533
Add:
Pro forma adjustments to reflect assumed conversion of preferred stock	7,865,722	7,865,722
Pro forma adjustment to reflect conversion of May 2013 convertible promissory notes	91,948	91,948
Pro forma adjustments to reflect assumed conversion of convertible preferred stock issued upon net exercise of warrants	280,675	280,675

Shares used to compute pro forma net loss per share, basic and diluted	9,255,296	9,298,878

Pro forma basic and diluted net loss per share attributable to common stockholders	$(0.94)	$(0.19)

Conatus Pharmaceuticals Inc.

(a development stage company)

Notes to Consolidated Financial Statements

Recently Issued Accounting Pronouncements

In May 2011, new authoritative guidance was issued regarding common fair value measurements and disclosure requirements in GAAP and International Financial Reporting Standards (IFRS). The new guidance clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable inputs. This guidance is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. The Company adopted this standard effective January 1, 2012, and such adoption did not have an impact on the Company’s financial position or results of operations.

In June 2011, a new accounting standard was issued which eliminates the current option to report other comprehensive income (loss) and its components in the statement of stockholders’ equity. The standard is intended to enhance comparability between entities that report under GAAP and those that report under IFRS, and to provide a more consistent method of presenting non-owner transactions that affect an entity’s equity. Under the new standard, a company can elect to present items of net income (loss) and other comprehensive income (loss) in one continuous statement, referred to as the statement of comprehensive income (loss), or in two separate, but consecutive, statements. The new guidance does not change items that constitute net income (loss) and other comprehensive income (loss) or when an item of other comprehensive income (loss) must be reclassified to net income (loss). The Company adopted this standard effective January 1, 2012, and such adoption did not have a material impact on the Company’s consolidated results of operations, cash flows, or financial position.

3. Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Includes financial instruments for which quoted market prices for identical instruments are available in active markets.
Level 2:

Includes financial instruments for which there are inputs other than quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transaction (less active markets) or model-driven valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3:	Includes financial instruments for which fair value is derived from valuation techniques in which one or more significant inputs are unobservable, including management’s own assumptions.

Conatus Pharmaceuticals Inc.

(a development stage company)

Notes to Consolidated Financial Statements

Below is a summary of assets and liabilities measured at fair value as of December 31, 2011 and 2012 and March 31, 2013.

	December 31, 2011	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds	$2,678,439	$2,678,439	$—	$—
Municipal bonds	355,000	—	355,000	—
Corporate debt securities	12,204,645	—	12,204,645	—
U.S. Treasury securities	500,315	—	500,315	—
Debt securities in government sponsored entities	625,239	—	625,239	—

Total assets	$16,363,638	$2,678,439	$13,685,199	$—

Liabilities
Convertible preferred stock warrant liability	$68,786	$—	$—	$68,786

Total liabilities	$68,786	$—	$—	$68,786

	December 31, 2012	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds	$3,874,153	$3,874,153	$—	$—
Municipal bonds	260,000	—	260,000	—
Corporate debt securities	3,729,473	—	3,729,473	—

Total assets	$7,863,626	$3,874,153	$3,989,473	$—

Liabilities
Convertible preferred stock warrant liability	$160,345	$—	$—	$160,345

Total liabilities	$160,345	$—	$—	$160,345

	March 31, 2013 (unaudited)	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds	$2,389,034	$2,389,034	$—	$—
Municipal bonds	255,000	—	255,000	—

Total assets	$2,644,034	$2,389,034	$255,000	$—

Liabilities
Preferred stock warrant liability	$707,509	$—	$—	$707,509

Total liabilities	$707,509	$—	$—	$707,509

Conatus Pharmaceuticals Inc.

(a development stage company)

Notes to Consolidated Financial Statements

The Company’s short-term investments, consisting principally of debt securities and money market funds, are classified as available-for-sale, are stated at fair value and consist of Level 2 financial instruments in the fair value hierarchy. The Company determines the fair value of its debt security holdings based on pricing from a service provider. The service provider values the securities based on using market prices from a variety of industry-standard independent data providers. Such market prices may be quoted prices in active markets for identical assets (Level 1 inputs) or pricing determined using inputs other than quoted prices that are observable either directly or indirectly (Level 2 inputs), such as, yield curve, volatility factors, credit spreads, default rates, loss severity, current market and contractual prices for the underlying instruments or debt, broker and dealer quotes, as well as other relevant economic measures.

The fair value of the convertible preferred stock warrant liability was determined based on Level 3 inputs and utilizing the Black-Scholes option pricing model using the assumptions noted in the following table.

	Year Ended December 31,		March 31, 2013
	2011	2012
			(unaudited)
Assumptions:
Risk-free interest rate	1.89%	1.78%	1.87%
Expected dividend yield	0%	0%	0%
Expected volatility	70%	70%	70%
Expected term (in years)	8.3	7.3	7.0

The following table presents activity for the convertible preferred stock warrant liability measured at fair value using significant unobservable Level 3 inputs during the years ended December 31, 2011 and 2012.

Fair Value Measurements at Reporting Date Using Significant Unobservable Inputs (Level 3)
Balance at January 1, 2011	$1,734,544
Changes in fair value reflected as other financing income	(1,665,758)

Balance at December 31, 2011	68,786
Changes in fair value reflected as other financing expense	91,559

Balance at December 31, 2012	160,345
Changes in fair value reflected as other financing expense	547,164

Balance at March 31, 2013	$707,509

Conatus Pharmaceuticals Inc.

(a development stage company)

Notes to Consolidated Financial Statements

4. Investments

The Company invests its excess cash in money market funds and debt instruments of financial institutions, corporations, and municipal bonds. The following tables summarize the Company’s short-term investments:

As of December 31, 2011	Maturity (in years)	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Corporate debt securities	1 or less	$12,209,419	$—	$4,774	$12,204,645
Debt securities in government sponsored entities	1 or less	625,000	239	—	625,239
US Treasury securities	1 or less	500,243	72	—	500,315
Municipal bonds	1 or less	355,000	—	—	355,000

Total		$13,689,662	$311	$4,774	$13,685,199

As of December 31, 2012	Maturity (in years)	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Corporate debt securities	1 or less	$3,728,922	$551	$—	$3,729,473
Municipal bonds	1 or less	260,000	—	—	260,000

Total		$3,988,922	$551	$—	$3,989,473

As of March 31, 2013 (unaudited)	Maturity (in years)	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Municipal bonds	1 or less	$255,000	$—	$—	$255,000

Total		$255,000	$—	$—	$255,000

5. Property and Equipment

Property and equipment consist of the following:

	December 31		March 31, 2013
	2011	2012	(unaudited)
Furniture and fixtures	$107,797	$112,876	$112,876
Computer and office equipment	82,723	95,199	95,199
Leasehold improvements	3,645	3,645	3,645

	194,165	211,720	211,720
Less accumulated depreciation and amortization	(173,051)	(182,116)	(184,814)

	$21,114	$29,604	$26,906

Depreciation expense related to property and equipment amounted to $10,951, $9,066, and $199,266 for the years ended December 31, 2011 and 2012, and for the period from July 13, 2005 (inception) to December 31, 2012, respectively. Depreciation expense related to property and equipment amounted to $2,044, $2,698, and $201,964 for the three months ended March 31, 2012 and 2013, and for the period from July 13, 2005 (inception) to March 31, 2013, respectively (unaudited).

6. Note Payable

In July 2010, the Company entered into a $1,000,000 promissory note payable to Pfizer Inc. The note bears interest at 7% per annum which is paid quarterly and matures on July 29, 2020. The note payable prohibits the Company from paying cash dividends and is subject to acceleration upon specified events of default as defined in the agreement including the failure to notify Pfizer of certain material adverse events.

Conatus Pharmaceuticals Inc.

(a development stage company)

Notes to Consolidated Financial Statements

7. Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Common Stock

During 2005, the Company sold 727,273 shares of common stock to founders for approximately $6,000. During 2006, the Company sold 181,818 shares of common stock to founders for approximately $45,000, subject to certain restrictions that have since been released.

Convertible Preferred Stock

Between August 2005 and July 2006, the Company borrowed from certain officers and investors an aggregate principal amount of $1,200,000 under convertible promissory notes. The convertible promissory notes had an annual interest rate of 8% and a conversion premium on principal and accrued interest of 15%. The principal, accrued interest and conversion premium under the convertible promissory notes converted into shares of Series A convertible preferred stock (Series A Preferred Stock) in October 2006, in connection with the initial closing of the Series A Preferred Stock financing.

During 2006, the Company entered into agreements with the founding officers and several investors who collectively purchased 10,160,885 shares of Series A Preferred Stock at $0.75 per share for $5,500,000 in cash, the conversion of the bridge financing noted above, plus related accrued interest and conversion premium of $261,439, and the issuance of preferred stock to employees of approximately $659,224 for services (Initial Closing). Additionally, the Company issued 333,333 shares of the Series A Preferred Stock in satisfaction of its initial license payment to Roche Palo Alto LLC and F. Hoffman-La Roche Ltd. (collectively, Roche) (Note 8).

In May 2007, the Company closed the second round of its Series A Preferred Stock financing, providing the Company with $22,000,000 in gross proceeds from the issuance of an additional 29,333,334 shares of Series A Preferred Stock (Second Closing). Additionally, the Company’s Board of Directors determined that the Company had obtained satisfactory completion of certain preclinical studies of its product candidate, which was licensed from Roche, which triggered an additional $3,500,000 payment in cash and $2,000,000, in the form of the issuance of an additional 2,666,666 shares of Series A Preferred Stock to Roche (Note 8).

The holders of the Series A Preferred Stock are entitled to receive noncumulative dividends at a rate of $0.06 per share per annum. The Series A Preferred Stock dividends are payable when and if declared by the Company’s Board of Directors. As of December 31, 2012, the Company’s Board of Directors has not declared any dividends. The Series A Preferred Stock dividends are payable in preference and in priority to any dividends on common stock.

The holders of the Series A Preferred Stock are entitled to receive liquidation preferences at the rate of $0.75 per share. Liquidation payments to the holders of Series A Preferred Stock have priority and are made in preference to any payments to the holders of common stock.

The shares of Series A Preferred Stock are convertible into shares of common stock at a ratio of 8.25 to 1, at the option of the holder, subject to certain anti-dilution adjustments. Each share of Series A Preferred Stock is automatically converted into common stock immediately upon (i) the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, in which per share price is at least $22.275 (as adjusted), and the gross cash proceeds are at least $30,000,000 or (ii) the affirmative vote of more than 50% of the holders of the then-outstanding Series A Preferred Stock.

The holders of Series A Preferred Stock are entitled to one vote for each share of common stock into which such Series A Preferred Stock could then be converted; and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock.

Included in the terms of the Series A Preferred Stock agreement were certain rights granted to the holders of the Series A Preferred Stock issued in the Initial Closing which obligated the Company to deliver additional

Conatus Pharmaceuticals Inc.

(a development stage company)

Notes to Consolidated Financial Statements

shares of Series A Preferred Stock at a specified price in the future at the potential Second Closing based on the achievement of a milestone or at the option of the holders of the Series A Preferred Stock (the Tranche Right). The Series A Preferred Stock, based on its “deemed liquidation” terms, is classified outside of stockholder’s deficit. Accordingly, the Tranche Right to purchase additional shares was valued and classified as a liability in 2006 and 2007. The carrying value was adjusted at each reporting date for any material changes in its estimated fair value. The estimated fair value was determined using a valuation model which considered the probability of achieving a milestone, if any, the entity’s cost of capital, the estimated time period the Tranche Right would be outstanding, consideration received for the instrument with the Tranche Right, the number of shares to be issued to satisfy the Tranche Right, and at what price and any changes in the fair value of the underlying instrument to the Tranche Right. At December 31, 2006, the change in fair value of the Tranche Right was immaterial. In 2007, the change in fair value of the Tranche Right of $530,977 was recorded as other financing expense and the adjusted carrying value of the Tranche Right of $1,827,784 was reclassified to convertible preferred stock on the balance sheet upon the Second Closing in May 2007.

In February 2011, the Company closed the first round of its Series B convertible preferred stock (Series B Preferred Stock) financing, providing the Company with $20,000,000 in gross proceeds from the issuance of 22,222,223 shares of Series B Preferred Stock. Upon the first closing, 5,861,667 shares of Series B Preferred Stock were issued upon the conversion of convertible bridge notes and related accrued interest under the terms of the convertible bridge financing agreement. In March 2011, the Company completed an additional closing to a new investor of its Series B Preferred Stock financing, providing the Company with $7,500,000 in gross proceeds from the issuance of an additional 8,333,334 shares of Series B Preferred Stock.

The holders of the Series B Preferred Stock are entitled to receive noncumulative dividends at a rate of $0.072 per share per annum. The Series B Preferred Stock dividends are payable when and if declared by the Company’s Board of Directors. As of December 31, 2012, the Company’s Board of Directors has not declared any dividends. The Series B Preferred Stock dividends are payable in preference and in priority to any dividends on common stock and Series A Preferred Stock.

The holders of the Series B Preferred Stock are entitled to receive liquidation preferences at the rate of $0.90 per share. Liquidation payments to the holders of Series B Preferred Stock have priority and are made in preference to any payments to the holders of common stock and Series A Preferred Stock.

The shares of Series B Preferred Stock are convertible into shares of common stock at a ratio of 8.25 to 1, at the option of the holder, subject to certain anti-dilution adjustments. Each share of Series B Preferred Stock is automatically converted into common stock immediately upon (i) the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, in which per share price is at least $22.275 (as adjusted), and the gross cash proceeds are at least $30,000,000 or (ii) the affirmative vote of more than 66.67% of the holders of the then-outstanding Series B Preferred Stock.

The holders of Series B Preferred Stock are entitled to one vote for each share of common stock into which such Series B Preferred Stock could then be converted; and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock.

The Series B Preferred Stock, based on its “deemed liquidation” terms, is classified outside of stockholders’ deficit.

Warrants

The Company issued warrants to purchase a total of 2,333,320 shares of Series A Preferred Stock in conjunction with a convertible bridge financing in 2010. The warrants are exercisable for $0.01 per share for a term of 10 years. The Company accounts for the warrants as a liability as they are exercisable for shares of

Conatus Pharmaceuticals Inc.

(a development stage company)

Notes to Consolidated Financial Statements

preferred stock that is classified outside of permanent equity. The convertible preferred stock warrant liability is required to be recorded at fair value at the grant date of the warrants and the carrying value adjusted at each reporting date. The Company determined the fair value of the two sets of warrants on the issuance date using the Black-Scholes method and the following assumptions: volatility of 70%-77%, risk-free interest rates of 2.59%-3.69%, expected life of ten years and expected dividend yield of 0%. The $1,735,197 initial value of the warrants was recorded as a debt discount and convertible preferred stock warrant liability. The debt discount was amortized to other financing expense using the effective interest method over the term of the debt. The Company revalued the warrants at December 31, 2011 and 2012 and March 31, 2013, and recorded the change in the value of the warrants of $1,665,758 as other financing income and $91,559 and $547,164 as other financing expense, respectively. No shares of Series A Preferred Stock have been issued pursuant to the warrants.

Stock Options

The Company adopted an Equity Incentive Plan (the Plan) in 2006 under which 1,030,303 shares of common stock were reserved for issuance to employees, nonemployee directors and consultants of the Company at March 31, 2013. The Plan provides for the grant of incentive stock options, nonstatutory stock options, rights to purchase restricted stock, stock appreciation rights, dividend equivalents, stock payments, and restricted stock units to eligible recipients. Recipients of incentive stock options shall be eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the Plan is ten years. The options generally vest 25% on the first anniversary of the original vesting date, with the balance vesting monthly over the remaining three years. As of March 31, 2013, 8,424 options remain available for future grant under the Plan.

The following table summarizes stock option transactions for the Plan since the Company’s inception:

	Total Options	Weighted- Average Exercise Price
Balance at July 13, 2005 (inception) and December 31, 2005	—	$—
Granted	75,755	0.09
Exercised	(72,725)	0.09

Balance at December 31, 2006	3,030	0.09
Granted	48,482	0.37
Exercised	(30,301)	0.44

Balance at December 31, 2007	21,211	0.23
Granted	124,267	1.24
Cancelled	(6,060)	1.24

Balance at December 31, 2008	139,418	1.09
Granted	29,997	1.24

Balance at December 31, 2009	169,415	1.11
Cancelled	(18,181)	1.24

Balance at December 31, 2010	151,234	1.10
Granted	609,139	0.75

Balance at December 31, 2011	760,373	0.82
Granted	199,597	0.09
Exercised	(194,962)	0.09
Cancelled	(74,785)	0.94

Conatus Pharmaceuticals Inc.

(a development stage company)

Notes to Consolidated Financial Statements

	Total Options	Weighted- Average Exercise Price

Balance at December 31, 2012	690,223	0.80
Granted	33,635	1.38
Exercised	(130,055)	0.09

Balance at March 31, 2013	593,803	0.99

Vested at March 31, 2013	523,605	0.99

The weighted-average fair value of options granted was $0.50 for the year ended December 31, 2011, $0.08 for the year ended December 31, 2012, $0.83 for the three months ended March 31, 2013, $0.41 for the period from inception to December 31, 2012, and $0.41 for the period from July 31, 2005 (inception) to March 31, 2013. At December 31, 2012, there were options outstanding to purchase 690,223 shares and all of these shares were exercisable. At March 31, 2013, there were options outstanding to purchase 593,803 shares and all of these shares were exercisable. The intrinsic value of options outstanding at March 31, 2013 was $834,835.

Unvested shares from the early exercise of options are subject to repurchase by the Company at the lower of the original issue price or fair value. Options granted under the Plan will vest according to the respective option agreement. There were 194,962 shares exercised during the year ended December 31, 2012 with 154,485 shares subject to repurchase at December 31, 2012. There were 130,055 shares exercised during the three months ended March 31, 2013 of which 127,025 shares are subject to repurchase at March 31, 2013. There are 271,099 shares subject to repurchase at March 31, 2013.

The Company recorded a related liability totaling $12,480 and $22,101 at December 31, 2012 and March 31, 2013, respectively, which is included in accrued compensation on the consolidated balance sheets.

Common Stock Reserved for Future Issuance

	December 31, 2012	March 31, 2013
		(unaudited)
Conversion of preferred stock	9,565,021	9,565,021
Convertible preferred stock warrants	282,826	282,826
Stock options issued and outstanding	690,223	593,803
Authorized for future option grants	11,757	8,424

	10,549,827	10,450,074

8. License Agreements

In November 2006, the Company entered into a research, development and commercialization agreement with Roche, in which the Company obtained a sole and exclusive license to develop, make, use and sell a novel, clinical-stage product candidate. The Company intended to develop the product candidate for liver disease. An initial payment of $250,000 was made in November 2006, in the form of the issuance of 333,333 shares of Series A Preferred Stock. In 2007, the Company’s Board of Directors determined that the preclinical studies were satisfactorily completed, and the Company was obligated to make another payment consisting of $3,500,000 in cash. In addition, an aggregate of $2,000,000 in payments were due under the agreement in 2011 and 2012 in the form of the issuance of an additional 2,666,666 shares of Series A Preferred Stock. In late 2011, the Company ceased clinical development of this product candidate and in early 2012 the rights to the product candidate reverted to Roche. The Company has no further obligations under the agreement.

Conatus Pharmaceuticals Inc.

(a development stage company)

Notes to Consolidated Financial Statements

In July 2010, the Company became party to a collaboration agreement with Abbott Laboratories (Abbott) regarding a cancer product under development and currently in human clinical trials. Abbott is responsible for clinical and commercial development and related costs. In the event of the successful development and commercialization of the cancer product, the Company would receive certain development milestone payments and a royalty on commercial sales. This collaboration agreement was included within the assets retained by Idun in its spin off by the Company (Note 12).

9. Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Tax. The impact of an uncertain income tax position is recognized at the largest amount that is “more likely than not” to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits included in the Company’s consolidated balance sheets at December 31, 2011 or 2012, and therefore has not incurred any penalties or interest.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by the federal and state jurisdictions where applicable. There are currently no pending income tax examinations. The Company’s tax years for 2005 and forward are subject to examination by the federal and California tax authorities due to the carryforward of unutilized net operating losses and research and development credits.

Pursuant to Internal Revenue Code (IRC) Sections 382 and 383, annual use of the Company’s net operating loss and research and development credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed an IRC Section 382/383 analysis regarding the limitation of net operating loss and research and development credit carryforwards. The Company does not expect this analysis to be completed within the next 12 months and, as a result, the Company does not expect that the unrecognized tax benefits will change within 12 months of this reporting date. Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not impact the Company’s effective tax rate.

Significant components of the Company’s deferred tax assets at December 31, 2011 and 2012, are shown below:

	2011	2012
Deferred tax assets:
Net operating loss carryovers	$17,175,000	$20,772,000
Research and development tax credits	1,675,000	1,755,000
Intangibles	1,696,000	1,466,000
Compensation	88,000	101,000
Other	39,000	35,000

Total gross deferred tax assets	20,673,000	24,129,000
Less valuation allowance	(20,673,000)	(24,129,000)

Net deferred tax assets	$—	$—

Conatus Pharmaceuticals Inc.

(a development stage company)

Notes to Consolidated Financial Statements

A reconciliation of the statutory tax rates and the effective tax rates for the years ended December 31, 2011 and 2012 is as follows:

	2011	2012
Statutory rate	34.00%	34.00%
State tax, net of federal benefit	5.83%	5.83%
Valuation allowance	(39.50)%	(39.59)%
Other	(0.33)%	(0.24)%

Effective tax rate	—%	—%

At December 31, 2012, the Company has federal and state net operating loss carryforwards of approximately $52,300,000 and $51,242,000, respectively. The federal and state loss carryforwards begin to expire in 2025 and 2015, respectively, unless previously utilized. The Company also has federal and state research credit carryforwards of approximately $1,263,000 and $745,000, respectively. The federal research credit carryforwards will begin expiring in 2026 unless previously utilized. The state research credit will carry forward indefinitely. The change in the valuation allowance is a decrease of $3,456,000, and $5,408,000, and an increase of $24,129,000 for the years ended December 31, 2011 and 2012, and for the period from July 13, 2005 (inception) to December 31, 2012, respectively.

The American Taxpayer Relief Act of 2012, which reinstated the United States federal research and development tax credit retroactively from January 1, 2012 through December 31, 2013, was not enacted into law until the first quarter of 2013. The law change will have no impact on the 2013 financial statements due to the valuation allowance placed against the Company’s net deferred tax assets.

10. Employee Benefits

Effective December 4, 2006, the Company has a defined contribution 401(k) plan for its employees. Employees are eligible to participate in the plan beginning on the first day of the third month following date of hire. Under the terms of the plan, employees may make voluntary contributions as a percent of compensation. Effective January 1, 2007, the Company instituted a safe harbor matching contribution program. Contributions to the matching program totaled $89,755, $107,564, and $537,708 for the years ended December 31, 2011 and 2012, and for the period from July 13, 2005 (inception) to December 31, 2012, respectively. Contributions to the matching program totaled $26,961, $30,803, and $568,511 for the three months ended March 31, 2012 and 2013, and for the period from July 13, 2005 (inception) to March 31, 2013, respectively.

11. Commitments

The Company leases certain office space under a noncancelable operating lease with terms through June 30, 2013. The rent expense for 2011, 2012, and the period from July 13, 2005 (inception) to December 31, 2012, totaled $155,723, $152,448, and $1,219,955, respectively. The rent expense for the three months ended March 31, 2012 and 2013 totaled $37,710 and $38,514, respectively. Future minimum payments under the aforementioned noncancelable operating lease total $38,514 at March 31, 2013.

In July 2010, the Company entered into a stock purchase agreement with Pfizer, pursuant to which the Company acquired all of the outstanding stock of Idun. Under the agreement, the Company may be required to make payments to Pfizer totaling $18.0 million upon the achievement of specified regulatory milestones.

12. Spin-off of Idun Pharmaceuticals, Inc.

In January 2013, the Company spun off its subsidiary Idun to the Company’s stockholders. Prior to the spin-off, rights relating to emricasan were distributed to the Company by Idun pursuant to a distribution agreement. The spin-off was conducted as a dividend of all of the outstanding capital stock of Idun to the Company’s stockholders. As a result, the Company no longer held any capital stock of Idun.

Conatus Pharmaceuticals Inc.

(a development stage company)

Notes to Consolidated Financial Statements

In connection with the spin-off, the Company contributed $500,000 to Idun to provide for Idun’s initial working capital requirements. The assets remaining in Idun at the time of the spin-off consisted of cash, intellectual property rights and license and collaboration agreements unrelated to emricasan. Other than the cash of $500,000, none of the assets held by Idun had any historical carrying value at the time of the spin-off. As a result, the Company recognized a reduction in equity as a result of the spin-off of $500,000, representing the carrying value of Idun in the Company’s consolidated financial statements at the time of the spin-off.

13. Subsequent Events (unaudited)

In May 2013, the Company entered into a note and warrant purchase agreement with certain existing investors pursuant to which it sold, in a private placement, an aggregate of $1.0 million of convertible promissory notes (the 2013 Notes), and issued warrants exercisable to purchase shares of Series B Preferred Stock (the 2013 Warrants). The 2013 Notes accrue interest at a rate of 6% per annum and are due and payable on the earlier of (1) any date after November 30, 2013 upon which holders of 75% of the outstanding principal amount of all such 2013 Notes demand repayment, or (2) the occurrence of a change of control of the Company, subject in each case to their earlier conversion in the event the Company completes a qualified initial public offering or private placement of debt and/or equity. In a qualified initial public offering or private placement of debt and/or equity, the 2013 Notes will automatically convert into common stock or other debt or equity instruments issued in a private placement based on the issue price of the 2013 Notes plus accrued interest divided by the price per share that such shares are offered in the qualified initial public offering or private placement of equity securities, or into an equivalent dollar amount of debt securities in the event of a private placement of debt. In the event the Company does not complete a qualified initial public offering or private placement prior to the maturity date, upon the written consent of a majority of note holders, the maturity date may be extended to November 30, 2014 or the issue price of the 2013 Notes plus accrued interest may be converted into shares of Series B Preferred Stock of the Company at a conversion rate of $0.90 per share. The 2013 Notes do not provide for any potential adjustments to the stated conversion rates other than in the event of stock splits, stock dividends and recapitalizations. The 2013 Warrants are exercisable for an aggregate of 1,124,026 shares of Series B Preferred Stock at an exercise price of $0.90 per share. In the case of a completed qualified initial public offering, the 2013 Warrants will become exercisable for an aggregate of 136,236 shares of common stock at an exercise price of the lesser of $7.43 per share or the price per share that such shares are offered to the public in such offering. The 2013 Warrants will expire on May 30, 2018. The 2013 Warrants will initially be accounted for as liabilities with changes in fair value recognized within the consolidated statement of operations. Upon a completed public offering whereby the 2013 Warrants become exercisable for shares of common stock, the 2013 Warrants will be reclassified into equity at their then fair value.

On July 3, 2013, the Company entered into a loan and security agreement, or the Credit Facility, with Oxford Finance LLC and Silicon Valley Bank (the Lenders). The Credit Facility provides funding for an aggregate principal amount of up to $15.0 million. The first term loan of the Credit Facility was funded on July 3, 2013 in the amount of $1.0 million. A second term loan of up to $6.0 million will be funded at the Company’s request provided an initial public offering is completed and results in net proceeds to the Company of greater than $40.0 million and such second funding occurs prior to the earlier of 90 days after the completion of an initial public offering or October 31, 2013. A third term loan of up to $8.0 million will also be funded at the Company’s request provided that the Company completes an initial public offering on the terms above, receives positive results from its Phase 2b ACLF trial and such third funding occurs prior to June 30, 2014. Each term loan under the Credit Facility bears interest at a fixed annual rate equal to the greater of (i) 7.75% and (ii) the sum of (a) the three-year U.S. Treasury note rate plus (b) 7.40%, as determined on the funding date of each term loan. The Company is required to make interest-only payments on the first term loan through August 1, 2014 with a maturity date of January 1, 2017. If the second and third term loans are funded, the Company will be required to make interest-only payments on those term loans through the first day of the 12th month following the respective

Conatus Pharmaceuticals Inc.

(a development stage company)

Notes to Consolidated Financial Statements

funding date of each term loan. All outstanding term loans will begin amortizing at the end of the interest-only period, with monthly principal and interest payments over 30 consecutive months following the interest-only payment period. Upon repayment of each term loan, the Company is required to make a final payment to the Lenders equal to 5% of the original principal amount of such term loan. In connection with the funding of the first term loan under the Credit Facility, the Company issued warrants to the Lenders to purchase up to an aggregate of 111,112 shares of Series B convertible preferred stock at an exercise price of $0.90 per share (July 2013 Warrants). The July 2013 Warrants issued to the Lenders will expire on July 3, 2023. The July 2013 Warrants will initially be accounted for as liabilities with the changes in fair value recognized within the consolidated statement of operations. Upon a completed public offering whereby the July 2013 Warrants become exercisable for shares of common stock, the July 2013 Warrants will be reclassified into equity at their then fair value. The July 2013 Warrants were initially valued at $119,680, and such amount will be recognized as additional interest expense over the term of the borrowings.

On July 3, 2013, the note payable to Pfizer was amended to become convertible into shares of the Company’s common stock following the completion of an initial public offering, at the option of the holder, at a price per share equal to the fair market value of the common stock on the date of conversion.

On June 21, 2013, the Company’s board of directors approved a 1-for-8.25 reverse stock split of the Company’s outstanding common stock. On July 5, 2013, the Company’s stockholders approved the reverse stock split. The reverse stock split became effective on July 5, 2013. The accompanying consolidated financial statements and notes to the consolidated financial statements give retroactive effect to the reverse stock split for all periods presented.

5,000,000 Shares

Common Stock

PROSPECTUS

                    , 2013

Stifel

Piper Jaffray

JMP Securities

SunTrust Robinson Humphrey

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The NASDAQ Global Market listing fee.

Amount
Securities and Exchange Commission registration fee	$9,412
FINRA filing fee	10,850
The NASDAQ Global Market listing fee	125,000
Accountants’ fees and expenses	700,000
Legal fees and expenses	1,200,000
Blue Sky fees and expenses	15,000
Transfer Agent’s fees and expenses	4,000
Printing and engraving expenses	325,000
Miscellaneous	10,738

Total expenses	$2,400,000

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise

(all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us since January 2010. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)	Issuances of Capital Stock and Warrants to Purchase Capital Stock

1.

In March and October 2010, we issued and sold an aggregate of $5.0 million in principal amount of convertible promissory notes, or the 2010 notes, to existing investors. The 2010 notes and the approximately $275,507 of accrued interest thereon were subsequently converted into 5,861,667 shares of Series B convertible preferred stock in February 2011. In connection with the issuance of these notes, we issued warrants which are exercisable for an aggregate of 2,333,320 shares of Series A convertible preferred stock at an initial exercise price per share of $0.01, for consideration equal to $0.0001 per warrant share. We expect these warrants to be net exercised in connection with the completion of this offering, resulting in the issuance of an aggregate of 280,675 shares of common stock assuming an initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). If these warrants are not exercised prior to the completion of this offering, they will terminate.

2.

In February and March 2011, we issued an aggregate of 36,417,224 shares of our Series B convertible preferred stock, including shares issuable upon conversion of the 2010 notes, to certain of our existing investors and new investors at a price per share of $0.90 for aggregate gross consideration of approximately $32.8 million. Of these shares, 5,576,789 shares were converted into shares of common stock in May 2013. The remaining shares of Series B convertible preferred stock will convert into 3,738,225 shares of common stock immediately prior to the closing of this offering.

3.

In May 2013, we issued and sold an aggregate of $1.0 million in principal amount of convertible promissory notes to existing investors. In connection with the issuance of these notes, we issued warrants which are exercisable for an aggregate of 1,124,026 shares of Series B convertible preferred stock at an initial exercise price per share of $0.90, for consideration equal to $0.0001 per warrant share. In connection with the completion of this offering, the notes (including accrued interest thereon) will automatically convert into 91,948 shares of common stock, assuming an initial public offering price of $11.00 per share (the midpoint of the price range listed on the cover page of this prospectus) and assuming the conversion occurs on July 30, 2013 (the expected closing date of this offering), and the warrants will become exercisable for an aggregate of 136,236 shares of common stock, at an exercise price of $7.43 per share.

4.

In July 2013, as consideration for entering into our credit facility we issued to lenders warrants to purchase up to an aggregate of 111,112 shares of our Series B convertible preferred stock, at an initial exercise price of $0.90 per share. In connection with the completion of this offering, the warrants will become exercisable for an aggregate of 13,468 shares of common stock, at an exercise price of $7.43 per share.

No underwriters were involved in the foregoing sales of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of convertible preferred stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b) Grants and Exercise of Stock Options. From January 2010 through June 30, 2013, we granted stock options to purchase an aggregate of 842,371 shares of our common stock at a weighted average exercise price of $0.62 per share, to certain of our employees, consultants and directors in connection with services provided to us by such persons. Of these, options to purchase 369,409 shares of common stock have been exercised through June 30, 2013 for aggregate consideration of $30,478, at a weighted average exercise price of $0.09 per share.

The stock options and the common stock issuable upon the exercise of such options as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees and directors, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or the exemption set forth in Section 4(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement

2.1(1)	Distribution Agreement, dated January 10, 2013, by and between Idun Pharmaceuticals, Inc. and the Registrant

3.1	Restated Certificate of Incorporation, as amended (currently in effect)

3.2(1)	Amended and Restated Bylaws (currently in effect)

3.3(2)	Form of Amended and Restated Certificate of Incorporation (to be effective immediately prior to the closing of this offering)

3.4(2)	Form of Amended and Restated Bylaws (to be effective immediately prior to the closing of this offering)

4.1	Specimen stock certificate evidencing the shares of common stock

4.2(1)	First Amended and Restated Investor Rights Agreement, dated February 9, 2011

4.3(1)	Form of Warrant issued to investors in the Registrant’s 2010 bridge financing

4.4(1)	Form of Convertible Promissory Note issued to investors in the Registrant’s 2013 bridge financing

4.5(1)	Form of Warrant issued to investors in the Registrant’s 2013 bridge financing

4.6

Form of Warrant issued to lenders under the Loan and Security Agreement, dated as of July 3, 2013, by and among the Registrant, Oxford Finance LLC, Silicon Valley Bank and the other lenders party thereto

5.1	Opinion of Latham & Watkins LLP

10.1†(1)	Stock Purchase Agreement, dated July 29, 2010, by and between Pfizer Inc. and the Registrant

10.2(1)	Promissory Note, dated July 29, 2010, issued by the Registrant to Pfizer Inc.

10.3(1)	Office Lease Agreement, dated April 7, 2006, by and between EOP-Plaza at La Jolla, L.L.C. and the Registrant

10.4(1)	First Amendment to Office Lease Agreement, dated November 30, 2009, by and between EOP-Plaza at La Jolla, L.L.C., and the Registrant

10.5(1)	Second Amendment to Office Lease Agreement, dated May 2, 2011, by and between Pacifica Tower LLC, sucessor in interest to EOP-Plaza at La Jolla, L.L.C., and the Registrant

10.6(1)	Third Amendment to Office Lease Agreement, dated March 28, 2012, by and between Pacifica Tower LLC, sucessor in interest to EOP-Plaza at La Jolla, L.L.C., and the Registrant

10.7(1)	Sublicense Agreement, dated March 1, 2013, by and between the Registrant and Idun Pharmaceuticals, Inc.

10.8(2)	Form of Indemnity Agreement for Directors and Officers

10.9#(1)	2006 Equity Incentive Award Plan, as amended, and form of option agreements thereunder

10.10#	2013 Incentive Award Plan and form of option agreement thereunder

10.11#	2013 Employee Stock Purchase Plan

10.12#	Non-Employee Director Compensation Program

10.13#(1)	Employment Agreement, dated December 17, 2008, by and between Steven J. Mento, Ph.D. and the Registrant

10.14#(1)	Employment Agreement, dated December 17, 2008, by and between Alfred P. Spada, Ph.D. and the Registrant

10.15#(1)	Employment Agreement, dated November 1, 2011, by and between Gary C. Burgess, M.B., Ch.B. M.Med. and the Registrant

Exhibit Number	Description of Exhibit
10.16#	Employee Incentive Compensation Plan

10.17#	Annual Incentive Plan

10.18#	Amendment to Employment Agreement, dated July 2, 2013, by and between Steven J. Mento, Ph.D. and the Registrant

10.19#	Amendment to Employment Agreement, dated July 2, 2013, by and between Alfred P. Spada, Ph.D. and the Registrant

10.20#	Amendment to Employment Agreement, dated July 2, 2013, by and between Gary C. Burgess, M.B., Ch.B. M.Med and the Registrant

10.21	Fourth Amendment to Office Lease Agreement, dated June 25, 2013, by and between Pacifica Tower LLC, successor in interest to EOP-Plaza at La Jolla, L.L.C., and the Registrant

10.22	Amendment to Promissory Note, dated July 3, 2013, by and between the Registrant and Pfizer Inc.

10.23	Loan and Security Agreement, dated as of July 3, 2013, by and among the Registrant, Oxford Finance LLC, Silicon Valley Bank and the other lenders party thereto

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1(1)	Power of Attorney (included on signature page)

(1)	Filed with the Registrant’s Registration Statement on Form S-1 on June 14, 2013.
(2)	Filed with Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 on July 1, 2013.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933.
#	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this 8th day of July, 2013.

CONATUS PHARMACEUTICALS INC.

By:	/s/ Steven J. Mento, Ph.D.
Steven J. Mento, Ph.D.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Steven J. Mento, Ph.D. Steven J. Mento, Ph.D.	President, Chief Executive Officer and Director (principal executive officer)	July 8, 2013

/s/ Charles J. Cashion Charles J. Cashion	Senior Vice President, Finance, Chief Financial Officer and Secretary (principal financial and accounting officer)	July 8, 2013

* David F. Hale	Chairman of the Board of Directors	July 8, 2013

* Paul H. Klingenstein	Director	July 8, 2013

* Louis Lacasse	Director	July 8, 2013

* Shahzad Malik, M.D.	Director	July 8, 2013

* Marc Perret	Director	July 8, 2013

* James Scopa	Director	July 8, 2013

* Harold Van Wart, Ph.D.	Director	July 8, 2013

*By:	/s/ Steven J. Mento, Ph.D.
Steven J. Mento, Ph.D.
Attorney-in-Fact

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement

2.1(1)	Distribution Agreement, dated January 10, 2013, by and between Idun Pharmaceuticals, Inc. and the Registrant

3.1	Restated Certificate of Incorporation, as amended (currently in effect)

3.2(1)	Amended and Restated Bylaws (currently in effect)

3.3(2)	Form of Amended and Restated Certificate of Incorporation (to be effective immediately prior to the closing of this offering)

3.4(2)	Form of Amended and Restated Bylaws (to be effective immediately prior to the closing of this offering)

4.1	Specimen stock certificate evidencing the shares of common stock

4.2(1)	First Amended and Restated Investor Rights Agreement, dated February 9, 2011

4.3(1)	Form of Warrant issued to investors in the Registrant’s 2010 bridge financing

4.4(1)	Form of Convertible Promissory Note issued to investors in the Registrant’s 2013 bridge financing

4.5(1)	Form of Warrant issued to investors in the Registrant’s 2013 bridge financing

4.6	Form of Warrant issued to lenders under the Loan and Security Agreement, dated as of July 3, 2013, by and among the Registrant, Oxford Finance LLC, Silicon Valley Bank and the other lenders party thereto

5.1	Opinion of Latham & Watkins LLP

10.1†(1)	Stock Purchase Agreement, dated July 29, 2010, by and between Pfizer Inc. and the Registrant

10.2(1)	Promissory Note, dated July 29, 2010, issued by the Registrant to Pfizer Inc.

10.3(1)	Office Lease Agreement, dated April 7, 2006, by and between EOP-Plaza at La Jolla, L.L.C. and the Registrant

10.4(1)	First Amendment to Office Lease Agreement, dated November 30, 2009, by and between EOP-Plaza at La Jolla, L.L.C., and the Registrant

10.5(1)	Second Amendment to Office Lease Agreement, dated May 2, 2011, by and between Pacifica Tower LLC, sucessor in interest to EOP-Plaza at La Jolla, L.L.C., and the Registrant

10.6(1)	Third Amendment to Office Lease Agreement, dated March 28, 2012, by and between Pacifica Tower LLC, sucessor in interest to EOP-Plaza at La Jolla, L.L.C., and the Registrant

10.7(1)	Sublicense Agreement, dated March 1, 2013, by and between the Registrant and Idun Pharmaceuticals, Inc.

10.8(2)	Form of Indemnity Agreement for Directors and Officers

10.9#(1)	2006 Equity Incentive Award Plan, as amended, and form of option agreements thereunder

10.10#	2013 Incentive Award Plan and form of option agreement thereunder

10.11#	2013 Employee Stock Purchase Plan

10.12#	Non-Employee Director Compensation Program

10.13#(1)	Employment Agreement, dated December 17, 2008, by and between Steven J. Mento, Ph.D. and the Registrant

10.14#(1)	Employment Agreement, dated December 17, 2008, by and between Alfred P. Spada, Ph.D. and the Registrant

10.15#(1)	Employment Agreement, dated November 1, 2011, by and between Gary C. Burgess, M.B., Ch.B. M.Med. and the Registrant

Exhibit Number	Description of Exhibit
10.16#	Employee Incentive Compensation Plan

10.17#	Annual Incentive Plan

10.18#	Amendment to Employment Agreement, dated July 2, 2013, by and between Steven J. Mento, Ph.D. and the Registrant

10.19#	Amendment to Employment Agreement, dated July 2, 2013, by and between Alfred P. Spada, Ph.D. and the Registrant

10.20#	Amendment to Employment Agreement, dated July 2, 2013, by and between Gary C. Burgess, M.B., Ch.B. M.Med and the Registrant

10.21	Fourth Amendment to Office Lease Agreement, dated June 25, 2013, by and between Pacifica Tower LLC, successor in interest to EOP-Plaza at La Jolla, L.L.C., and the Registrant

10.22	Amendment to Promissory Note, dated July 3, 2013, by and between the Registrant and Pfizer Inc.

10.23	Loan and Security Agreement, dated as of July 3, 2013, by and among the Registrant, Oxford Finance LLC, Silicon Valley Bank and the other lenders party thereto

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1(1)	Power of Attorney (included on signature page)

(1)	Filed with the Registrant’s Registration Statement on Form S-1 on June 14, 2013.
(2)	Filed with Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 on July 1, 2013.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933.
#	Indicates management contract or compensatory plan.